Exhibit 1

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated Financial Statements as of December 31, 2019 and 2018,

and for the years ended December 31, 2019 and 2018.

INDEPENDENT AUDITOR’S REPORT

The Board of Directors and Shareholders of Vista Oil & Gas, S.A.B. de C.V.

Opinion

We have audited the accompanying consolidated financial statements of Vista Oil & Gas, S.A.B. de C.V. and subsidiaries (collectively the “Group”), which comprise the consolidated statement of financial position as at December 31, 2019, and the related consolidated income statement, consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2019, and its financial performance and its cash flows for the year then ended, in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report. We are independent of the Group in accordance with the “International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants” (“IESBA Code”) together with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico according to the “Codigo de Etica Profesional del Instituto Mexicano de Contadores Publicos” (“IMCP Code”), and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in the audit of the consolidated financial statements of the current period. These matters were addressed in the context of the audit of the consolidated financial statements as a whole and in forming the auditor’s opinion thereon, and we do not provide a separate opinion on these matters. For each matter below, our description of how our audit addressed the matter is provided in that context.

We have fulfilled the responsibilities described in the “Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements” section of our report, including in relation to these matters. Accordingly, our audit included the performance of procedures designed to respond to our assessment of the risks of material misstatement of the accompanying consolidated financial statements. The results of our audit procedures, including the procedures performed to address the matters below, provide the basis for our audit opinion on the accompanying consolidated financial statements.

Impairment in the value of long-lived assets

Description of the key audit matter

The analysis of impairment in the value of long-lived assets was significant to our audit, since the value of such assets is significant with respect to the consolidated financial statements and the calculation of the recoverable value of the assets requires significant judgements and estimates by management, which are affected by future market conditions. In addition, the calculation of the recoverable value is subject to the risk that the future cash flows used in the calculation may differ from the expected amounts, or the results may be different from the originally estimated values.

As of December 31, 2019, approximately 97% of the Company’s non-current assets are located in Argentina. In 2019, there was a downturn in this country’s significant macroeconomic variables, including high levels of inflation, economic contraction and an increase in interest rates.

Additional disclosures related to property, plant and equipment, goodwill and intangible assets are included in Notes 13 and 14.

How our audit addressed the key audit matter

We evaluated the assumptions used by management with regard to the annual growth rates and projections of production costs and expenses, along with other key assumptions used to prepare the impairment tests by: 1) evaluating and analyzing the business plans used by the Company to prepare its future cash flow estimates in the impairment analysis; 2) evaluating the macroeconomic environment, including comparing the Company’s performance against that of market participants using publicly available information; 3) evaluate the reasonability of the determination of the fair value; 4) independently performing the calculations by applying the valuation models used and verifying the consistency of the definition of a cash-generating unit applied by the Company.

We also evaluated the sensitivity analyses performed by the Company, focusing mainly on the primary assumptions disclosed in Note 3.2.2 to the consolidated financial statements. We involved our internal specialists, who assessed the key assumptions and methods used by Company management in the impairment testing.

We assessed the reasonableness of the disclosures included in the Company’s consolidated financial statements.

Other information included in the Group’s 2019 Annual Report

Other information consists of the information included in the Group’s 2019 Annual Report to be presented to the stockholders and the Annual Report to be presented to the Comision Nacional Bancaria y de Valores (“CNBV”), other than the financial statements and our auditor’s report thereon. Management is responsible for the other information. The other information is expected to be made available to us after the date of this auditor’s report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

Responsibilities of Management and the Audit Committee for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the accompanying consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of the consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The Audit Committee is responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements whether due to fraud or error, design and perform audit procedures responsive to those risks and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with the Audit Committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the Audit Committee with a statement that we have complied with relevant ethical requirements regarding independence and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the Audit Committee, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The partner in charge of the audit resulting in this independent auditor’s report, is who signs it.

Mancera, S.C.

A member practice of

Ernst & Young Global Limited

Juan Carlos Castellanos López

Mexico City, Mexico

March 11, 2020

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated Financial Statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

INDEX

•	Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2019 and 2018.

•	Consolidated statements of financial position as of December 31, 2019 and 2018.

•	Consolidated statement of changes in shareholders’ equity for the years ended December 31, 2019 and 2018.

•	Consolidated statement of cash flows for the years ended December 31, 2019 and 2018.

•	Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of profit or loss and other comprehensive income for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue from contract with customers	5	415,976	331,336
Cost of sales:
Operating expenses	6.1	(114,431)	(86,245)
Crude oil stock fluctuation	6.2	310	(1,241)
Depreciation, depletion and amortization	2.2/13/14	(153,001)	(74,772)
Royalties		(61,008)	(50,323)

Gross profit		87,846	118,755

Selling expenses	7	(27,138)	(21,341)
General and administrative expenses	8	(42,400)	(27,122)
Exploration expense	9	(676)	(637)
Other operating income	10.1	3,165	2,641
Other operating expenses	10.2	(6,180)	(18,097)

Operating profit		14,617	54,199

Interest income	11.1	3,770	2,532
Interest expense	11.2	(34,163)	(15,746)
Other financial results	11.3	(715)	(23,416)

Financial results, net		(31,108)	(36,630)

(Loss) / profit before income tax		(16,491)	17,569

Current income tax (expense)	15	(1,886)	(35,444)
Deferred income tax (expense)	15	(14,346)	(11,975)

Income tax (expense)		(16,232)	(47,419)

Net (loss) for the year		(32,723)	(29,850)

Other comprehensive income
Other comprehensive that will not be reclassified to profit or loss in subsequent periods
- Remeasurements (loss) related to defined benefits plans	22	(1,577)	(3,565)
- Deferred income tax benefit	15	394	891

Other comprehensive loss that will not be reclassified to profit or loss in subsequent periods		(1,183)	(2,674)

Other comprehensive loss for the year, net of tax		(1,183)	(2,674)

Total comprehensive (loss) for the year		(33,906)	(32,524)

(Losses) per share attributable to equity holders of the parent
Basic and Diluted- (In U.S. dollars per share)	12	(0.409)	(0.527)

Notes 1 to 35 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statements of financial position as of December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Notes	As of December 31, 2019	As of December 31, 2018
Assets
Non-current assets
Property, plant and equipment	13	917,066	820,722
Goodwill	14	28,484	28,484
Other intangible assets	14	34,029	31,600
Right-of-use assets	2.2	16,624	—
Trade and other receivables	16	15,883	20,191
Deferred income tax	15	476	—

Total non-current assets		1,012,562	900,997

Current assets
Inventories	18	19,106	18,187
Trade and other receivables	16	93,437	86,050
Cash, bank balances and other short-term investments	19	260,028	80,908
Total current assets		372,571	185,145

Total assets		1,385,133	1,086,142

Shareholders’ equity and liabilities
Shareholders’ equity
Share capital	20.1	659,399	513,255
Share-based payment reserve		15,842	4,021
Accumulated other comprehensive loss		(3,857)	(2,674)
Accumulated losses		(67,668)	(34,945)

Total shareholders’ equity		603,716	479,657

Liabilities
Non-current liabilities
Deferred income tax liabilities	15	147,019	133,757
Leases liabilities	2.2	9,372	—
Provisions	21	21,146	16,186
Borrowings	17.1	389,096	294,415
Warrants	17.3	16,860	23,700
Employee defined benefit plans obligation	22	4,469	3,302
Accounts payable and accrued liabilities	25	419	1,007

Total non-current liabilities		588,381	472,367

Current liabilities
Provisions	21	3,423	4,140
Leases liabilities	2.2	7,395	—
Borrowings	17.1	62,317	10,352
Salaries and social security payable	23	12,553	6,348
Income tax payable	15	3,039	22,429
Other taxes and royalties payable	24	6,040	6,515
Accounts payable and accrued liabilities	25	98,269	84,334

Total current liabilities		193,036	134,118

Total liabilities		781,417	606,485

Total shareholders’ equity and liabilities		1,385,133	1,086,142

Notes 1 to 35 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statement of changes in shareholders’ equity for the year ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Share Capital	Share-based payment reserve	Non-controlling interest	Accumulated other comprehensive loss	Accumulated losses	Total shareholders’ equity
Balances as of December 31, 2017	25	—	—	—	(5,095)	(5,070)

Loss for the year	—	—	—	—	(29,850)	(29,850)
Other comprehensive loss for the year	—	—	—	(2,674)	—	(2,674)

Total comprehensive (loss)	—	—	—	(2,674)	(29,850)	(32,524)

Proceeds from Series A shares net of issuance costs (Note 20.1)	513,230	—	—	—	—	513,230
Share-based payments (Note 7)	—	4,021	—	—	—	4,021
Non-controlling interest arising on business combination
(Note 31.1.3)	—	—	1,307	—	—	1,307
Acquisition of non-controlling interest (Note 31.1.3)	—	—	(1,307)	—	—	(1,307)

Balances as of December 31, 2018	513,255	4,021	—	(2,674)	(34,945)	479,657

Loss for the year	—	—	—	—	(32,723)	(32,723)
Other comprehensive loss for the period	—	—	—	(1,183)	—	(1,183)

Total comprehensive (loss)	—	—	—	(1,183)	(32,723)	(33,906)

Proceeds from Series A shares net of issuance costs (Note 20.1)	146,144	—	—	—	—	146,144
Share-based payments (Note 7) (1)	—	11,821	—	—	—	11,821
			—

Balances as of December 31, 2019	659,399	15,842	—	(3,857)	(67,668)	603,716

(1)	Includes 10,655 of share-based payments and 1,166 of deferred income tax.

Notes 1 to 35 are an integral part of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statement of cash flows for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December 31, 2019	For the year ended December 31, 2018
Cash flows from operating activities
Net (loss) for the year		(32,723)	(29,850)
Adjustments to reconcile net cash flows
Non-cash items related with operating activities:
(Reversal in)/Allowances for expected credit losses	7	(118)	539
Foreign currency exchange difference, net	11.3	2,991	(3,005)
Unwinding of discount on asset retirement obligation	11.3	1,723	897
Increase of provisions, net	10.2	2,210	2,533
Interest expense leases	11.3	1,561	—
Effect of discount of assets and liabilities at present value	11.3	10	2,743
Share-based payment expense	8	10,655	4,021
Net cost for employee defined benefits obligation	22	220	368
Income tax	15	16,232	47,419
Non-cash items related with investing activities:
Depreciation and depletion	2.2/13	151,483	73,975
Amortization of intangible assets	14	1,518	797
Interest income	11.3	(3,770)	(2,532)
Change in the fair value of financial assets	11.3	(873)	(1,415)
Non-cash items related with financing activities:
Interest expense	11.2	34,163	15,746
Changes in the fair value of warrants	11.3	(6,840)	8,860
Costs of early settlements of borrowings and amortized costs	11.3	2,076	14,970
Changes in working capital:
Trade and other receivables		(2,065)	(32,966)
Inventories		(609)	(10,951)
Accounts payable and accrued liabilities		(22,113)	33,920
Contributions paid for employee defined benefits obligations		(631)	(727)
Salaries and social security payable		5,406	3,576
Other taxes and royalties payable		2,377	9,979
Provisions		(2,298)	551
Income taxes paid (1)		(26,327)	(16,642)

Net cash flows generated by operating activities		134,258	122,806

Cash flows from investing activities:
Payments for acquisition business, net of cash acquired	31.4	—	(708,136)
Payments for acquisition of property, plant and equipment		(240,315)	(117,837)
Payments for acquisition of other intangible assets	14	(4,225)	(31,486)
Proceeds from other financial assets		5,761	16,680
Proceeds from interest received		3,770	2,532

Net cash flows (used in) investing activities		(235,009)	(838,247)

VISTA OIL & GAS, S.A.B. DE C.V.

Consolidated statement of cash flows for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars)

	Notes	For the year ended December 31, 2019	For the year ended December 31, 2018
Cash flows from financing activities:
Acquisition of non-controlling interests	31.1.2	—	(1,307)
Payment of redemption of Series A shares	17.2	—	(204,590)
Proceeds from capitalization of Series A shares net of issue costs	20.1	146,144	70,739
Proceeds from borrowings	17.2	234,728	560,000
Payments of costs of borrowings	17.2	(1,274)	(18,280)
Payments of borrowings’ principal	17.2	(90,233)	(260,000)
Payments of borrowings’ interests	17.2	(32,438)	(5,018)
Payments of leases	2.2	(7,619)	—
Proceeds from other financial liabilities, net of restricted cash and cash equivalents	19/27	16,993	—

Net cash flows generated by financing activities		266,301	141,544

Net increase / (decrease) in cash and cash equivalents		165,550	(573,897)
Cash and cash equivalents at the beginning of the year	19	66,047	655,232
Effects of exchange rate changes on cash and cash equivalents		2,633	(15,288)
Net increase / (decrease) in cash and cash equivalents		165,550	(573,897)

Cash and cash equivalents at the end of the year	19	234,230	66,047

Significant non-cash transactions
Acquisition of property, plant and equipment through increase in account payables and other accounts		24,943	24,939
Changes in asset retirement obligation provision with corresponding changes in property, plant and equipment		4,141	11,839
Capitalization of Series A Shares	13	—	442,491
Swap agreement	20.1	—	23,157

(1)	Includes 13,087 related to income tax expense for the year ended December 31, 2018.

Notes 1 to 35 are an integral part of these financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Corporate and Company information

1.1 General information and Company structure and activities

Vista Oil & Gas, S.A.B. de C.V. (“VISTA” or the “Company” or the “Group”) was organized in Mexico as a corporation with variable capital stock under the laws of the United Mexican States (“Mexico”) on March 22, 2017. The Company adopted the public corporation or “Sociedad Anónima Bursátil” (“S.A.B.”) form, on July 28, 2017.

The Company’s main purposes are to:

(i) acquire, by any legal means, all kinds of assets, shares, equity interests or interests participation in any kind of commercial or civil companies, associations, firms, trust agreements or other entities within the energy sector or any other industry;

(ii) participate as a partner, shareholder or investor in all businesses or entities, whether mercantile or civil, associations, trust agreements or any other nature;

(iii) issue and place shares representative of its social capital, either through public or private offerings, in national or foreign stock exchange markets;

(iv) issue or place warrants, either through public or private offerings, with respect to shares representing their capital stock or any other type of securities, in domestic or foreign stock exchange markets; and

(v) issue or place negotiable instruments, debt instruments or any other security, either through public or private offerings, in domestic or foreign stock exchange markets.

From its inception until April 4, 2018, all the Company’s activities have been related to its constitution, the Initial Public Offering (“IPO”), in the Mexican Stock Exchange (“BMV”), and the efforts aimed at identifying and consummating the Initial Business Combination. As of that date, the Company’s main activity is the exploration and production of oil and gas (“Upstream”) through its subsidiaries.

The upstream operations owned by the Company are the following:

Argentina

In the Neuquén basin:

(i) 100% in the conventional concessions for exploitation 25 de Mayo- Medanito SE; Jagüel de los Machos; Entre Lomas Neuquen; Entre Lomas Rio Negro and Agua Amarga (as operator);

(ii) 100% in the unconventional operating concessions for exploitation Baja del Palo Oeste and Bajada del Palo Este (as operator);

(iii) 55% in the Coirón Amargo Norte (“CAN”) exploitation concessions (as operator);

(iv) 90% in the unconventional operating concessions for exploitation Aguila Mora (as operator);

(v) 10% in the unconventional operating concessions for exploitation Coirón Amargo Sur Oeste (“CASO”) (not operated);

In the Golfo San Jorge basin:

(i) 16.9% in the concessions for exploitation Sur Río Deseado Este (“SRDE”) (not operated); and

In the Northwest basin:

(i) 1.5% in the concession for exploitation in Acambuco (not operated).

México

(i) 50% of blocks CS-01 (not operated);

(ii) 50% of blocks A-10 (not operated); and

(iii) 50% of blocks TM-01 (not operated).

The address of the Company’s main office is located in Mexico City. (Mexico) at Volcán 150. Floor 5. Lomas de Chapultepec. Miguel Hidalgo. Zip Code.11000.

1.2 Public Offering with New York Stock Exchange (“NYSE”) listing

On July 25, 2019 the Company made a global offering on the New York Stock Exchange (“NYSE”) and began trading the following day under the ticker “VIST”. At the same day, the Company issued additional Series A shares on the BMV. See Note 20. for more details.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

1.3 Aleph Midstream, S.A.

As of December 31, 2018, Aleph Midstream, S.A. (“Aleph Midstream or Aleph”) was a subsidiary 100% controlled by Vista. On June 27, 2019 Vista signed an investment agreement with a Riverstone affiliate (related partied) and a Southern Cross affiliate Group (the “investors”), to invest in Aleph, a midstream company in Argentina. Under this agreement the investors committed to acquired 99.73% of Aleph’s capital. On December 27, 2019, the Company agreed to repurchase the shares acquired by investors. See Note 27 for more details.

Note 2. Basis of preparation and significant accounting policies

2.1 Basis of preparation and presentation

These consolidated financial statements as of December 31, 2019 and 2018 and for the year ended December 31, 2019 and 2018, have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and contingent consideration that have been measured at fair value. The financial statements are presented in US. Dollars (“US”) and all values are rounded to thousand (US. 000), except when otherwise indicated.

These consolidated financial statements have been approved for issue by the Board of Directors on March 11, 2020 and considers subsequent events up to that date. These consolidated financial statements and their accompanying notes will be presented to the Shareholders Meeting on April 21, 2020. The Company’s Shareholders Meeting have the authority to approve or modify the Company’s consolidated financial statements.

2.2 New accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The Company applies, for the first time, IFRS 16 Leases. As required by IAS 8, the nature and effect of the changes required by the standard are disclosed below:

IFRS 16 Leases

IFRS 16 supersedes IAS 17 Leases, IFRIC 4 Determining whether an Arrangement contains a Lease, SIC-15 Operating Leases-Incentives and SIC-27 Evaluating the Substance of Transactions Involving the Legal Form of a Lease. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for most leases under a single on-balance sheet model.

The Company adopted IFRS 16 using the modified retrospective method of adoption with the date of initial application on January 1, 2019. Under this method, the standard is applied retrospectively with the cumulative effect of initially applying the standard recognized at the date of initial application. The Company elected to use the exemptions applicable to the standard on lease contracts for which the lease terms ends within 12 months as of the date of initial application, and lease contracts for which the underlying asset is of low value.

The effect of adoption IFRS 16 as at January 1, 2019 is as follows:

Assets
Right-of-use assets	12,103

Total assets	12,103

Liabilities
Lease liabilities	(12,103)

Total liabilities	(12,103)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The lease liabilities as at January 1, 2019 can be reconciled to the operating lease commitments as of 31 December 2018 as follows:

Operating lease commitments as at December 31, 2018	16,153
Weighted average incremental borrowing rate as at 1 January 2019	9.356%
Discounted operating lease commitments at January 1, 2019	13,608
Less:
Commitments relating to short-term leases	(1,401)
Commitments relating to leases of low-value assets	(104)

Total liabilities as at January 1, 2019	12,103

a)	Nature of the effect of adoption of IFRS 16

The Company has lease contracts for various items of buildings, office equipment and items of plant and machinery. Before the adoption of IFRS 16, the Company classified each of its leases (as lessee) at the inception date as either a finance lease or an operating lease. A lease was classified as a finance lease if it transferred substantially all the risks and rewards incidental to ownership of the leased asset to the Company; otherwise it was classified as an operating lease. Finance leases were capitalized at the commencement of the lease at the inception date fair value of the leased property or, if lower, at the present value of the minimum lease payments. In an operating lease, the leased property was not capitalized, and the lease payments were recognized as rent expense in profit or loss on a straight-line basis over the lease term. Any prepaid rent and accrued rent were recognized under trade and other receivables and accounts payables and accrued liabilities, respectively.

•	The Company did not have leases previously classified as financial leases.

•	Leases previously accounted for as operating leases: the Company recognized right-of-use assets and lease liabilities for those leases previously classified as operating leases, except for short-term leases and leases of low-value assets. The right-of-use assets for most leases were recognized based on the carrying amount as if the standard had always been applied, apart from the use of incremental borrowing rate at the date of initial application. In some leases, the right-of-use assets were recognized based on the amount equal to the lease liabilities, adjusted for any related prepaid and accrued lease payments previously recognized. Lease liabilities were recognized based on the present value of the remaining lease payments, discounted using the incremental borrowing rate at the date of initial application.

The Company also applied the available practical expedients wherein it:

(i) Used a single discount rate to a portfolio of leases with reasonably similar characteristics;

(ii) Applied the short-term leases exemptions to leases with lease term that ends within 12 months at the date of initial application;

(iii) Used hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

b)	Summary of new accounting policies

Set out below are the new accounting policies of the Company upon adoption of IFRS 16, which have been applied from the date of initial application:

•	Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Unless the Company is reasonably certain to obtain ownership of the leased asset at the end of the lease term, the recognized right-of-use assets are depreciated on a straight-line basis over the shorter of its estimated useful life and the lease term. Right-of-use assets are subject to impairment. For more information see note 2.3.4 with respect accounting policies for evaluation the impairment of non-financial assets.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

•	Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating a lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expense in the period on which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses the incremental borrowing rate at the lease commencement date if the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities are remeasured if there is a modification, a change in the lease term, a change in the in-substance fixed lease payments or a change in the assessment to purchase the underlying asset.

•	Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are individually considered of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

•	Significant judgement in determining the lease term of contracts with renewal options

The Company determines the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised.

The Company applies judgement in evaluating whether it is reasonably certain to exercise the option to renew. That is, it considers all relevant factors that create an economic incentive for it to exercise the renewal. After the commencement date, the Company reassesses the lease term if there is a significant event or change in circumstances that is within its control and affects its ability to exercise (or not to exercise) the option to renew (e.g., a change in business strategy).

c)	Amounts recognized in the statement of financial position and statement of profit or loss and other comprehensive income

Set out below, are the carrying amounts of the Company’s right-of-use assets and lease liabilities and the movements during the period:

	Right –of –use assets
	Buildings	Plant and machinery	Total	Lease liabilities
As of January 1, 2019	1,843	10,260	12,103	(12,103)
Additions	873	9,478	10,351	(10,351)
Depreciation (1)	(656)	(5,174)	(5,830)	—
Payments	—	—	—	7,619
Interest expense (2)	—	—	—	(1,932)

As of December 31, 2019	2,060	14,564	16,624	(16,767)

(1)	Included depreciation associated to leases from drilling services incurred is capitalized as work in progress by 1,326.
(2)	Interest expenses of right of use associated to leases from drilling services incurred is capitalized as work in progress by 371.

As of December 31, short-term and low-value leases and overhead spending were recognized in the statement of profit or loss and other comprehensive income in the general and administrative expenses for 201.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

IFRIC Interpretation 23: Uncertainty over Income Tax Treatment

The Interpretation addresses the accounting for income taxes when tax treatments involve uncertainty that affects the application of IAS 12 Income Taxes. It does not apply to taxes or levies outside the scope of IAS 12, nor does it specifically include requirements relating to interest and penalties associated with uncertain tax treatments. The Interpretation specifically addresses the following:

•	Whether an entity considers uncertain tax treatments separately;

•	The assumptions an entity makes about the examination of tax treatments by taxation authorities;

•	How an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates;

•	How an entity considers changes in facts and circumstances

An entity must determine whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments. The approach that better predicts the resolution of the uncertainty needs to be followed.

The Company applies significant judgement in identifying uncertainties over income tax treatments. Since the Company operates in a complex multinational environment, it assessed whether the Interpretation had an impact on its consolidated financial statements.

The interpretation did not have an impact on the consolidated financial statements of the Company.

Amendments to IFRS 9: Prepayment Features with Negative Compensation

Under IFRS 9, a debt instrument can be measured at amortized cost or at fair value through other comprehensive income, provided that the contractual cash flows are “solely payments of principal and interest on the principal amount outstanding” (the SPPI criterion) and the instrument is held within the appropriate business model for that classification. The amendments to IFRS 9 clarify that a financial asset passes the SPPI criterion regardless of an event or circumstance that causes the early termination of the contract and irrespective of which party pays or receives reasonable compensation for the early termination of the contract.

These amendments had no impact on the consolidated financial statements of the Company as it did not have prepayment Features with Negative Compensation during the period.

Amendments to IAS 19: Plan Amendment, Curtailment or Settlement

The amendments to IAS 19 address the accounting when a plan amendment, curtailment or settlement occurs during a reporting period. The amendments specify that when a plan amendment, curtailment or settlement occurs during the annual reporting period, an entity is required to determine the current service cost for the remainder of the period after the plan amendment, curtailment or settlement, using the actuarial assumptions used to remeasure the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event. An entity is also required to determine the net interest for the remainder of the period after the plan amendment, curtailment or settlement using the net defined benefit liability (asset) reflecting the benefits offered under the plan and the plan assets after that event, and the discount rate used to remeasure that net defined benefit liability (asset).

These amendments had no impact on the consolidated financial statements of the Company as it did not have any plan amendments, curtailments, or settlements during the period.

Amendments to IAS 28: Long-term interests in associates and joint ventures

The amendments clarify that an entity applies IFRS 9 to long-term interests in an associate or joint venture to which the equity method is not applied but that, in substance, form part of the net investment in the associate or joint venture (long-term interests).

This clarification is relevant because it implies that the expected credit loss model in IFRS 9 applies to such long-term interests. The amendments also clarified that, in applying IFRS 9, an entity does not take account of any losses of the associate or joint venture, or any impairment losses on the net investment, recognized as adjustments to the net investment in the associate or joint venture that arise from applying IAS 28 Investments in Associates and Joint Ventures.

These amendments had no impact on the consolidated financial statements as the Company does not have long-term interests in its associate and joint venture.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform

The London Interbank Offered Rate (“LIBOR”) is the most commonly used reference rate in the global financial market. However, concerns about the sustainability of LIBOR and other interbank offered rates (“IBORs”) globally has led to an effort to identify alternative reference rates. On 2017 the United Kingdom’s Financial Conduct Authority announcing that it would no longer persuade, or compel, banks to submit to LIBOR as of the end of 2021. This applies to LIBOR in all jurisdictions and in all currencies.

In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7 Financial Instruments: Disclosures, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (“IBOR”) reform on financial reporting. The amendments provide temporary reliefs which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate (an “RFR”).

•	The amendments to IFRS 9

The amendments include a number of reliefs, which apply to all hedging relationships that are directly affected by the interest rate benchmark reform. A hedging relationship is affected if the reform gives rise to uncertainties about the timing and/or amount of benchmark-based cash flows of the hedged item or the hedging instrument. The amendments are effective for annual periods beginning on or after 1 January 2020 and must be applied retrospectively. However, any hedge relationships that have previously been de-designated cannot be reinstated upon application, nor can any hedge relationships be designated with the benefit of hindsight. Early application is permitted and must be disclosed. As of December 31, 2019, the Company has not initiated negotiations with the banks for those loans at LIBOR rates, the Company also do not expect any impact since they do not have hedging instruments.

Annual Improvements 2015-2017 Cycle

•	IFRS 3 Business Combinations

The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring previously held interests in the assets and liabilities of the joint operation at fair value. In doing so, the acquirer remeasures its entire previously held interest in the joint operation. An entity applies those amendments to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2019, with early application permitted.

These amendments had no impact on the consolidated financial statements of the Company as there is no transaction where a joint control is obtained during the period.

•	IAS 12 Income Taxes

The amendments clarify that the income tax consequences of dividends are linked more directly to past transactions or events that generated distributable profits than to distributions to owners. Therefore, an entity recognizes the income tax consequences of dividends in profit or loss, other comprehensive income or equity according to where it originally recognized those past transactions or events.

An entity applies the amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted. When the entity first applies those amendments, it applies them to the income tax consequences of dividends recognized on or after the beginning of the earliest comparative period.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company. In addition, no dividends have been declared during the period.

•	IAS 23 Borrowing Costs

The amendments clarify that an entity treats as part of general borrowings any borrowing originally made to develop a qualifying asset when substantially all the activities necessary to prepare that asset for its intended use or sale are complete.

The entity applies the amendments to borrowing costs incurred on or after the beginning of the annual reporting period in which the entity first applies those amendments. An entity applies those amendments for annual reporting periods beginning on or after 1 January 2019, with early application permitted.

Since the Company’s current practice is in line with these amendments, they had no impact on the consolidated financial statements of the Company.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.3 Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

2.3.1 Subsidiaries

Subsidiaries are all entities over which the Company has control, and this happens if and only if it has:

•	Power over the entity;

•	Exposure or rights to variable returns from their involvement in the entity; and

•	The ability to use its power over the entity to affect its returns.

The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally.

The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power including:

•	the size of the Company’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Company, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Company has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The relevant activities are those that significantly affect the performance of the subsidiary. The ability to approve the operating and capital budget of a subsidiary; as well as the power to appoint the key personnel of the management, are decisions that demonstrate that the Company has present rights to direct the relevant activities of a subsidiary.

Subsidiaries are consolidated from the date when the Company acquires control over them until the date when such control ceases. Specifically, income and expenses of a subsidiary acquired or disposed during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Company gains control until the date when the Company ceases to control the subsidiary.

The acquisition method of accounting is used to account for business combinations by the Company (see Note 2.3.3) .

Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset and when is necessary, adjustments are made to the consolidated financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if these results in the non-controlling interests having a deficit balance.

Non-controlling interests in the results and equity of subsidiaries are shown separately in the Consolidated Statement of profit or loss and other comprehensive income, consolidated statement of changes in equity and consolidated statement of financial position, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The equity interest in the subsidiaries held by the Company at the end of the year are set forth below:

Name of subsidiary	Proportion of ownership interest the Company %		Place of operation	Main activity
	December 31, 2019	December 31, 2018
Vista Holding I S.A. de C.V.	100%	100%	México	Holding
Vista Holding II S.A. de C.V.	100%	100%	México	Exploration and Production (3)
Vista Holding III S.A. de C.V. (1)	100%	100%	México	Services
Vista Holding IV S.A. de C.V. (1)	100%	100%	México	Services
Vista Complemento S.A. de C.V. (1)	100%	100%	México	Services
Vista Oil & Gas Argentina S.A.U. (2)	100%	100%	Argentina	Exploration and Production (3)
APCO Oil & Gas S.A.U. (4)	—	100%	Argentina	Exploration and Production (3)
APCO Argentina S.A. (4)	—	100%	Argentina	Holding
Aleph Midstream S.A. (1) (5)	0.27%	100%	Argentina	Services (6)
Aluvional Infraestructura S.A. (1)	100%	100%	Argentina	Mining and Industry

(1)	Companies established after the Initial Business Combination was completed on April 4, 2018.
(2)	Onwards Vista Argentina (Previously known as Petrolera Entre Lomas S.A.)
(3)	Refers to the exploration and production of gas and oil.
(4)	Companies absorbed by Vista Argentina, product of a corporate reorganization process whose effective date was January 1,2019.
(5)	See Note 27.
(6)	Includes operations destined at the collection, treatment, transport and distribution of hydrocarbons and their derivatives.

The participation of the company in the votes of the subsidiaries companies is the same participation as in the share capital.

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions.

2.3.2. Changes in ownership interests

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group ceases to consolidate or equity account for an investment because of a loss of control, joint control or significant influence, any retained interest in the entity is remeasured to its fair value with the change in carrying amount recognized in profit or loss and other comprehensive income. This fair value becomes the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss and other comprehensive income.

If the ownership interest in a joint venture or an associate is reduced but joint control or significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income are reclassified to profit or loss where appropriate.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.3.3. Joint arrangements

Under IFRS 11 Joint Arrangements, investments in joint arrangements are classified as either joint operations or joint ventures, depends on the contractual rights and obligations. The Company has joint operations but does not have any joint ventures.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement and have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control exists only when decisions about the relevant activities require unanimous consent of the parties sharing control.

When the Company undertakes its activities under joint operations, the Company as a joint operator recognizes in relation to its interest in a joint operation:

•	Assets and liabilities held jointly;

•	Its revenue from the sale of its share of the output arising from the joint operation;

•	Its share of the revenue from the sale of the output by the joint operation; and

•	Its expenses, including its share of any expenses incurred jointly.

The Company accounts for the assets, liabilities, revenues and expenses relating to its interest in a joint operation in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses. These have been incorporated in the financial statements under the appropriate headings. Interest in joint operations and other agreements have been calculated based upon the latest available financial statements or financial information as of the end of each period, taking into consideration significant subsequent events and transactions as well as management information available. When necessary, adjustments are made to the financial statements or financial information to bring their accounting policies into line with the Company’s accounting policies.

When the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a sale or contribution of assets), the Company is considered to be conducting the transaction with the other parties to the joint operation, and gains and losses resulting from the transactions are recognized in the Company’s consolidated financial statements only to the extent of other parties’ interests in the joint operation. When an entity of the Company transacts with a joint operation in which an entity of the Company is a joint operator (such as a purchase of assets), the Company does not recognize its share of the profits and losses until it resells those assets to a third party.

The joint operations are described in Note 29.

2.3.4 Business combinations

The acquisition method of accounting is used to account for all business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for the acquisitions comprises:

(i)	The fair value of the transferred assets;

(ii)	The liabilities incurred to the former owners of the acquired business;

(iii)	The equity interests issued by the Company;

(iv)	The fair value of any asset or liability resulting from a contingent consideration arrangement; and

(v)	The fair value of any pre-existing equity interest in the subsidiary.

Identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis either at fair value or at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets.

Acquisition-related costs are expensed as incurred. The value of the goodwill represents the excess of:

(i)	The consideration transferred;

(ii)	The amount of any non-controlling interest in the acquired entity; and

(iii)	The acquisition-date fair value of any previous equity interest in the acquired entity, over the fair value of the net identifiable assets acquired is recorded as goodwill.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

If the fair value of the net identifiable assets of the business acquired exceeds those amounts, before recognizing a profit, the Company reassesses if it has correctly identified all the assets acquired and all liabilities assumed, reviewing the procedures used to measure the amounts that will be recognized at the acquisition date. If the evaluation still results in an excess of the fair value of the net assets acquired with respect to the total consideration transferred, the profit on bargain purchase is recognized directly in the statement of profit or loss and other comprehensive income.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

Any contingent consideration will be recognized at their fair value at the acquisition date. Contingent consideration is classified either as equity or as a financial liability. Amounts classified as a financial liability are subsequently re-measured to fair value with changes in fair value recognized in the statements of profit or loss and other comprehensive income. The contingent consideration that is classified as equity is not re-measured, while the subsequent settlement is accounted for within shareholders’ equity.

When the Company acquires a business, it evaluates the financial assets acquired and the liabilities assumed with respect to their proper classification and designation in accordance with the contractual terms, economic circumstances and conditions pertinent to the date of acquisition.

Those reserves and resources acquired that can be measured reliably are recognized separately at their fair value at the time of acquisition. Other possible reserves, resources and rights, whose fair values cannot be measured reliably, are not recognized separately, but are considered as part of goodwill.

If the business combination is achieved in stages, the acquisition date carrying value of the acquirer’s previously held equity interest in the acquire is remeasured to fair value at the acquisition date. Any profit or losses arising from such remeasurement are recognized in the statement of profit or loss and other comprehensive income.

The Company has up to 12 months to finalize the accounting for a business combination. Where the accounting for a business combination is not complete by the end of the year in which the business combination occurred, the Company reports provisional amounts.

2.4 Summary of significant accounting policies

2.4.1 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the Executive Management Committee (the “Committee” or “CODM”)

The CODM is the highest decision-making authority, responsible for allocating resources and setting the performance of the entity’s operating segments and has been identified as the body that executes the Company’s strategic decisions.

2.4.2 Property, plant and equipment

Property, plant and equipment is measured following the cost model where, after initial recognition of the asset, the asset is recognized at cost less depreciation and less any subsequent accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the reporting period in which they are incurred.

The cost of work in progress whose construction will extend over time includes, if applicable, borrowing costs. Any income obtained from the sale of commercially valuable production during the construction period of the asset is recognized reducing the cost of the work in progress.

Works in progress are valued according to their degree of progress and are recorded at cost, less any loss due to impairment, if applicable.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Profit and losses on disposals are determined by comparing the proceeds with the carrying amount.

2.4.2.1 Depreciation methods and useful lives

The estimated useful lives, residual values and depreciation method are reviewed at the end of each period and any changes in estimate accounted is recognized on a prospective basis. An asset carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

The Company depreciates drilling costs applicable to productive wells and to developmental dry holes, productive wells, machinery and installations in the oil and gas production areas according to the units of production method, by applying the ratio of oil and gas produced to estimated proved developed oil and gas reserves. The acquisition cost of property with proved reserves, including oil and gas properties, is depreciated by applying the ratio of oil and gas produced to estimated total proved oil and gas reserves. Acquisition costs related to properties with unproved reserves and unconventional resources are valued at cost with recoverability periodically assessed based on geological and engineering estimates of reserves and resources that are expected to be proved over the life of each concession and are not depreciated.

The capitalized costs related to the acquisition of property and the extension of concessions with proved reserves have been depreciated by field on a unit-of-production basis by applying the ratio of produced oil and gas to the estimated proved oil and gas reserves.

Production facilities (including any significant identifiable component) are depreciated under the unit of production method considering proved develop reserves.

The Company’s remaining items of property, plant and equipment (including any significant identifiable component) are depreciated by the straight-line method based on estimated useful lives, as detailed below:

Buildings	50 years
Vehicles	5 years
Machinery and installations	10 years
Computer equipment	3 years
Equipment and furniture	10 years

Land is not depreciated.

2.4.2.2 Assets for oil and gas exploration

The Company uses the successful efforts method of accounting for its oil and gas exploration and production activities (“E&P”).

This method involves the capitalization of: (i) the cost of acquiring properties in oil and gas E&P areas; (ii) the cost of drilling and equipping exploratory wells that result in the discovery of commercially recoverable reserves; (iii) the cost of drilling and equipping development wells, and (iv) the estimated asset retirement obligations.

The exploration and evaluation activity involve the search for hydrocarbon resources, the determination of its technical feasibility and the evaluation of the commercial viability of an identified resource.

According to the successful efforts method of accounting, exploration costs, such as Geological and Geophysical (“G&G”) costs, excluding exploratory well costs and seismic 3D on exploitation concessions, are expensed during the period in which they are incurred.

Once the legal right to explore has been acquired, the costs directly associated with an exploration well are capitalized as intangible exploration and evaluation assets until the well is completed and the results evaluated. These costs include compensation to directly attributable employees, materials and fuel used, drilling costs, as well as payments made to contractors.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Drilling costs of exploratory wells are capitalized until it is determined that proved reserves exists and they justify the commercial development. If reserves are not found, such drilling costs are expensed as an unproductive well. Occasionally, an exploratory well may determine the existence of oil and gas reserves but they cannot be classified as proved when drilling is complete, subject to an additional appraisal activity (for example, the drilling of additional wells) but it is probable that they can be developed commercially. In those cases, such costs continue to be capitalized insofar as the well has allowed determining the existence of sufficient reserves to warrant its completion as a production well and the Company is making sufficient progress in evaluating the economic and operating feasibility of the project.

All these capitalized costs are subject to a technical, commercial and administrative review, as well as a review of impairment indicators at least once a year, which serves to confirm the continuous intention to develop or otherwise extract value from the discovery. When this is no longer the case, costs are expensed.

When proven oil and gas reserves are identified and the Management approves the start-up, the corresponding capitalized expense is evaluated first in terms of its impairment and (if required) any loss due to impairment is recognized; then the remaining balance is transferred to oil and gas properties. With the exception of licensing costs, no amortization is charged during the phase of exploration and evaluation.

The initial estimated asset retirement obligations in hydrocarbons areas, discounted at a risk adjusted rate, are capitalized in the cost of the assets and depreciated using the units of production method. Additionally, a liability at the estimated value of the discounted amounts payable is recognized. Changes in the measurement of asset retirement obligations that result from changes in the estimated timing, amount of the outflow of resources required to settle the obligation, or the discount rate, are added to, or deducted from, the cost of the related asset.

For exchanges/swaps or parts of exchange/swaps that involve only exploration and evaluation assets, the carrying value is accounted for at the fair value of the asset given up and no gain or loss is recognized.

2.4.2.3 Rights and Concessions

The rights and concessions are recorded as part of property, plant and equipment and depleted based on production units over the total of the developed and undeveloped proved reserves of the corresponding area. The calculation of the rate of production units for the depreciation / amortization of field development costs takes into account expenditures incurred to date, together with the authorized future development expenditures.

2.4.3 Intangible assets

2.4.3.1 Goodwill

Goodwill is the result of the acquisition of subsidiaries and represents the excess of the acquisition cost over the fair value of the net identifiable assets acquired at the date of acquisition. After initial recognition, Goodwill is measured at cost less accumulated impairment losses.

For the purpose of impairment testing, goodwill acquired in a business combination is allocated from the acquisition date to each of the acquirer’s cash-generating units (“CGU”), each unit represents the lowest level within the entity at which the goodwill is monitored for internal management purposes.

When the goodwill is part of CGU and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when the gain or loss is determined.

2.4.4 Impairment of non-financial assets

Other non-financial assets with definite useful life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an (i) asset’s fair value less costs of disposal and; (ii) value in use.

For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows, which are largely independent of the cash inflows from other assets or Groups of assets CGUs. Non-financial assets that have been impaired are reviewed for possible reversal of the impairment at the end of each reporting period.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.5 Foreign currency translation

2.4.5.1 Functional and presentation currency

The functional currency for the Company and each of its current subsidiaries is the currency of the primary economic environment in which each entity operates. The functional and presentation currency of all entities is the US. Determination of functional currency may involve certain judgements to identify the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

2.4.5.2 Transaction and balances

Transactions in currencies other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates as of at the date of the transaction. Foreign exchange profit and loss resulting from the settlement of any transaction and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statement of profit or loss and other comprehensive income, unless they have been capitalized.

The exchange rates used at the end of each reporting period are: (i) for the assets, the buyer exchange rate at closing and (ii) for the liabilities, the seller exchange rate at closing.

2.4.6 Financial instruments

2.4.6.1 Other financial assets

2.4.6.1.1 Classification

2.4.6.1.1.1 Financial assets at amortized cost

Financial assets are classified and measured at amortized cost only if the following criteria have been met:

(i)	the objective of the Company’s business model is to hold the asset to collect the contractual cash flows;

(ii)	the contractual terms, on specified dates, have cash flows that are solely payments of principal and interest on the outstanding principal.

2.4.6.1.1.2 Financial assets at fair value

If any of the above-mentioned criteria has not been met, the financial asset is classified and measured at fair value (“FVTPL”). through profit or loss and other comprehensive income.

All investments in equity instruments are measured at fair value. For equity investments that are not held for trading, the Company can choose at the moment of the initial recognition to present changes in fair value through other comprehensive income. As of December 31, 2019, and 2018, the Company does not have any equity instrument.

2.4.6.1.2 Recognition and measurement

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset.

A profit or loss on a debt investment that is subsequently measured at fair value and is not part of a hedging relationship is recognized in profit or loss and other comprehensive income. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss and other comprehensive income when the financial asset is derecognized or impaired and through the amortization process using the effective interest rate method.

The Company reclassifies financial assets if and only if its business model to manage financial assets is changed.

Trade receivables and other receivables are recognized at fair value and, subsequently, measured at amortized cost, using the effective interest method, less allowance for expected credit losses, if applicable.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Likewise, the trade receivables arising from services rendered and/or hydrocarbons delivered, but unbilled at the closing date of each reporting period are recognized at fair value and subsequently measured at amortized cost using the effective interest rate method.

2.4.6.1.3 Impairment of financial assets

The Company recognizes an allowance for Expected Credit Losses (“ECL”) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate.

For trade receivables and other receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on ECLs at each reporting date. The Company analyzes each of its clients considering its historical credit loss experience, adjusted for forward-looking factors specific to the debtor and the economic environment.

The Company always measures the loss allowance for trade receivables at an amount equal to ECL. The expected credit losses on trade receivables are estimated on a case by case basis by reference to past default experience of the debtor and an analysis of the debtor’s current financial position, adjusted for factors that are specific to the debtors, general economic conditions of the industry in which the debtors operate and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

The Company considers a financial asset in default when contractual payments are more than 90 days past due or when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ECLs, when applicable, are provided for credit losses that result from default events that are possible within the next 12-months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default.

2.4.6.1.4 Offsetting of financial instruments

Financial assets and financial liabilities are presented gross in the consolidated statement of financial position unless both of the following criteria are met: (i) the Company currently has a legally enforceable right to set off the recognized amounts; (ii) and the Company intends to either settle on a net basis or realize the asset and settle the liability simultaneously. A right of set off is the Company’s legal right to settle an amount payable to a creditor by applying against it an amount receivable from the same counterparty.

The relevant legal jurisdiction and laws applicable to the relationships between the parties are considered when assessing whether a current legally enforceable right to set off exists.

2.4.6.2 Financial liabilities and equity instruments

2.4.6.2.1 Classification as debt or equity

Debt and equity instruments issued by a Company are classified either as financial liabilities or as equity in accordance with the substance of the contractual and the definitions of a financial liability and an equity instrument.

A contractual agreement to issue a variable number of shares is classified as a financial liability and measured at fair value. The changes in fair value recognized in the consolidated statement of profit or loss and other comprehensive income.

2.4.6.2.2 Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of an entity, and recognized at the proceeds received, net of direct issue costs.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.6.2.3 Compound instruments

The component parts of compound instruments (negotiable obligations) issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. A conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Company’s own equity instruments is an equity instrument.

The fair value of the liability component, if any, is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

A conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently re-measured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to other equity account. Where the conversion option remains unexercised at the maturity date of the negotiable obligations, the balance recognized in equity will be transferred to retained earnings. No profit or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the negotiable obligations are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are recognized directly in equity. Transaction costs relating to the liability component are included in the carrying amount of the liability component and are amortized over the lives of the negotiable obligations using the effective interest method.

Reimbursable Series A Shares

After the initial recognition, the funds received from the Series A shares, net of offer expenses, are measured subsequently at their amortized cost using the effective interest rate method. Profits and losses are recognized in the consolidated statements of profit or loss and other comprehensive income when the liabilities are written off.

The amortized cost is calculated taking into account any discount or premium in the acquisition, as well as the commissions or costs that are an integral part of the effective interest rate method. Amortization based on the effective interest rate method is included within financial results.

2.4.6.2.4 Financial liabilities

All financial liabilities are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method or at FVTPL. Borrowings are recognized initially at fair value, net of transaction costs incurred.

Financial liabilities that are not (i) contingent consideration of an acquirer in a business combination; (ii) held-for trading; or (iii) designated as at FVTPL, are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the amortized cost of a financial liability.

The loans are classified as current and non-current according to the period of cancellation of the obligation according to the contractual agreement. Those whose settlement operates within 12 months after closing are classified as current.

2.4.6.2.5 De-recognition of financial liabilities

The Company derecognizes financial liabilities when their obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid, is recognized in profit or loss and other comprehensive income.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

When an existing financial liability is replaced with another from the same lender in substantially different terms, or the terms of an existing liability are significantly modified, such exchange or modification is treated as a de-recognition of the original liability and recognition of a new liability. The difference in the respective book values is recognized in profit or loss and other comprehensive income.

2.4.7 Revenue from contracts with customers and other income recognition

2.4.7.1 Revenue from contracts with customers

Revenue from contracts with customers arising from sale of crude oil, natural gas and Liquefied Petroleum Gas (“NGL”) is recognized at a point in time when control of the goods are transferred to the customer generally on delivery of the inventory. Revenue from contract with customers are recognized at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues. The Company has concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

The revenues from the production of oil and natural gas from the joint agreements in the Company participate, are recognized when sales to customers are improved and production costs are accrued or deferred for differences between volumes taken and sold to customers and the percentage of contractual participation resulting from joint arrangement.

Based on the revenue analysis carried out by the Company’s Management, Note 5 has been broken down by (i) type of good and (ii) sales channels. All the revenues of the Company are recognized at a point in time.

2.4.7.2 Contract balances

Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional. As of December 31, 2019, and 2018 the Company does not have any contract assets.

Trade and other receivables

A trade receivable represents the Company’s right to an amount of consideration that is unconditional; i.e., only the passage of time is required before payment of the consideration is due.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized. Contract liabilities are recognized as revenue when the Company performs under the contract. As of December 31, 2019, and 2018, the Company does not have any contract liabilities.

Other income

Other operating income corresponds to sales of services to third parties The Company recognizes revenue from services rendered over time, using an input method to measure progress towards complete satisfaction of the service, because the customer simultaneously receives and consumes the benefits provided by the Company.

Interest income

Interest income is recognized using the effective interest method. When a receivable is impaired, the Company reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at the original effective interest rate of the instrument and continues unwinding the discount as interest income. Interest income on impaired loans is recognized using the original effective interest rate.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.8 Inventories

Inventories are comprised of crude oil stock, raw materials and materials and spare parts, as describe below.

Inventories are stated at the lower of cost or net realizable value. The cost of inventories includes expenditures incurred in the production and other necessary costs to bring them to their existing location and condition. The materials and spare parts cost are determined using the Weighted Average Price Method.

The net realizable value is the estimated selling price in the ordinary course of business less the estimated direct costs to make the sale.

The assessment of the recoverable value of these assets is made at each reporting date, and the resulting loss is recognized in the consolidated statement of profit or loss and other comprehensive income when the inventories are overstated.

The part of materials and parts of important spare parts and the existing permanent maintenance equipment that the Company expects to use for more than a period, as well as those that could only be used in relation to an item of property, plant and equipment are included in the session of “Property, plant and equipment”.

2.4.9 Cash and cash equivalents

For the purpose of presentation in the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

If any, bank overdrafts are shown within borrowings in current liabilities in the consolidated statement of financial position and there are not disclosed under Cash and cash equivalents in the consolidated statement of cash flows since they are not part of the Company’s cash management.

2.4.10 Shareholders’ equity

Equity’s movements have been accounted for in accordance with the decisions of shareholders’ meetings and legal or regulatory standards.

a. Share capital

Share capital represents the share capital issued, composed of the contributions that were committed and or made by the shareholders. Is represented by shares that comprise outstanding shares at nominal value. Common shares are classified as equity. b. Legal reserve

In accordance with the Mexican Commercial Companies Law, at least 5% of the net profit for the year must be allocated by the Company to increase the legal reserve until it reaches 20% of the share capital. As of December 31, 2019 and 2018, the Company has not created this reserve.

c. Accumulated results

Accumulated results comprise accumulated profits or losses without a specific appropriation. Accumulated results can be distributed by the decision of the Company as dividends, as long as they are not subject to legal restrictions.

These accumulated results comprise prior years’ profit that were not distributed or losses, the amounts transferred from other comprehensive income and prior years’ adjustments.

For the Company, similarly, to the effects of capital reductions, these distributions will be subject to the determination of income taxes according to the applicable income tax rate, except for the re-measured contributed capital stock or if these distributions come from the net fiscal profit account (“CUFIN”).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

d. Other comprehensive income

It includes gains and losses from the actuarial gains and losses for defined benefit plans and the related income tax effect.

e. Dividends distribution

Dividend distribution to Company shareholders is recognized as a liability in the financial statements in the year in which the dividends are approved by the Shareholders’ Meeting. The distribution of dividends is made based on the Company’s stand-alone financial statements.

The Company will not be able to pay dividends until (i) future profits absorb the retained losses and (ii) the restrictions imposed by the credit facility agreement are released, as stated in Note 17.1

2.4.11 Employee benefits

2.4.11.1 Short-term obligations

Liabilities for contributions and salaries that are expected to be settled wholly within 12 months after the end of the period are recognized the amounts expected to be paid when the liabilities are settled and are presented as “salaries and other social security contributions” in the consolidated statement of financial position.

The costs related to compensated absences, such as vacation, are recognized as they are accrued.

In Mexico, participation in the Company’s benefits is paid to its qualified employees; which is calculated using the same taxable income as for income tax, except for the following:

(i)	Neither the tax losses of previous years nor the participation in benefits paid to employees during the year are deductible.

(ii)	Tax-exempt payments for employees are fully deductible in the calculation of employee benefit sharing.

2.4.11.2 Defined benefit plans

Labor costs liabilities are accrued in the periods in which the employees provide the services that trigger the consideration.

The cost of defined contribution plans is periodically recognized in accordance with the contributions made by the Company.

Additionally, the Company has a defined benefit plan described in Note 22. Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, depending on one or more factors, such as age, years of service and compensation. In accordance with conditions established in each plan, the benefit may consist in a single payment, or in making complementary payments to those made by the pension system.

The defined benefit liability recognized in the consolidated statement of financial position is the present value of the defined benefit obligation net of the fair value of the plan assets, when applicable. The defined benefit obligation is calculated periodically by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using future actuarial assumptions about demographic and financial variables that affect the determination of the amount of such benefits.

Actuarial profit and losses from experience adjustments and changes in actuarial assumptions are recognized in other comprehensive income (loss) in the period in which they arise and past service costs are recognized immediately in the consolidated statement of profit or loss and other comprehensive income.

2.4.12 Borrowing costs

General and specific borrowing costs which are directly attributable to the acquisition, construction or production of a qualifying asset are capitalized during the period of time that is required to complete and prepare the asset for its intended use or sale. Qualifying assets are assets that necessarily take a substantial period to get ready for their intended use or sale.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization. Other borrowing costs are expensed in the period in which they are incurred.

For the years ended on December 31, 2019 and 2018 except for interest on lease liabilities disclosed in Note 2.2 the Company did not capitalize any borrowing cost as it does not have qualifying assets.

2.4.13 Provisions and contingent liabilities

Provisions are recognized when the Company meet the following conditions: (i) has a present legal or constructive obligation as a result of a past event; (ii) it is probable that an outflow of resources will be required to settle that obligation; and (iii) the amount can be reliably estimated. Provisions are not recognized for future operating losses.

2.4.13.1 Provision for contingencies

Provisions are measured at the present value of the expenditures expected to be required to settle the present obligation, taking into account the best available information as of the date of the financial statements based on assumptions and methods considered appropriate and taking into account the opinion of each Company’s legal advisors. As additional information becomes available to the Company, estimates are revised and adjusted periodically. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as financial costs.

When the Company expects a part or all the provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

Contingent liabilities are: (i) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of uncertain future events not wholly within the control of the entity; or (ii) present obligations that arise from past events, but it is not probable that an outflow of resources will be required to its settlement; or whose amount cannot be measured with sufficient reliability.

The Company discloses in notes to the consolidated financial statements a brief description of the nature of material contingent liabilities (See Note 21.3) .

Contingent liabilities, whose possibility of any outflow in settlement is remote, are not disclosed unless they involve guarantees, in which case the nature of the guarantee is disclosed.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received, and the amount of the receivable can be measured reliably.

2.4.13.2 Provision for asset retirement obligation

The Company recognizes a provision for asset retirement obligation when there is a current legal or implicit obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

In general, the obligation arises when the asset is installed, or the land/environment is disturbed in the location of the well.

When the liability is initially recognized, the present value of the estimated costs is capitalized increasing the carrying value of the related assets for the extraction of oil and gas to the extent that they have been incurred due to the development or construction of the well.

Additional provisions that arise due to greater development or construction in the property for oil and gas extraction are recognized as additions or charges to the corresponding assets and when the decommissioning liability is originated.

Changes in estimated times or the cost of asset retirement obligation are treated prospectively by recording an adjustment to the provision and the corresponding asset.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

If the change in the estimate results in an increase in the decommissioning liability and, therefore, an addition to the carrying amount of the asset, the Company considers whether or not there is an indication of impairment of the asset in an integral manner and, be so, it undergoes impairment testing. For mature wells, if the estimate of the revised value of assets for oil and gas extraction, net of asset retirement obligation provisions, exceeds the value recoverable, that part of the increase is charged directly to expenses.

Over time, the discounted liability increases with the change in present value, based on the discount rate that reflects the current market assessments and the specific risks of the liability. The unwinding of the discount is recognized in the consolidated statement of profit or loss and other comprehensive income as a financial cost.

The Company recognizes deferred tax assets with respect to the temporary difference between the asset retirement obligation provisions and the corresponding deferred tax liability.

2.4.13.3 Provision for environmental remediation

Provisions for environmental costs are recognized when it is probable that a cleanup will be carried out and the estimated costs can be estimated reliably. Generally, the timing of recognition of these provisions concur with the commitment of a formal action plan or, if it is before, at the time of the divestment or the closure of the inactive sites.

The amount recognized is the best estimate of the required expense to settle the obligation. If the effect of the value of money over time is material, the recognized value is the present value of the estimated future expense.

2.4.14 Income tax and minimum presumed income tax

2.4.14.1 Current and deferred income tax

The tax expenses for the year include current and deferred tax. Tax is recognized in the consolidated statement of profit or loss and other comprehensive income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated based on the tax laws enacted or substantively enacted at the end of the reporting period. The Company periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions, where appropriate, based on amounts expected to be paid to the tax authorities. Where tax treatments are uncertain, if it is considered probable that a taxation authority will accept the Company’s proposed tax treatment, income taxes are recognized consistent with the Company’s income tax filings. If it is not considered probable, the uncertainty is reflected using either the most likely amount or an expected value, depending on which method better predicts the resolution of the uncertainty.

Deferred income tax is recognized, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax liabilities are generally recognized for all taxable temporary differences, however deferred tax liabilities are not recognized if they come from the initial recognition of goodwill.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available and can be used against temporary differences. The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that enough taxable profits will be available to allow all or part of the asset to be recovered.

Such deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred income tax is provided on temporary differences from investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset the recognized amounts and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Current and deferred tax assets and liabilities have not been discounted and are stated at their nominal values.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Income tax rates prevailing as of December 31, 2019 and 2018 in Argentina and Mexico (see Note 32) are 30%.

2.4.14.2 Minimum presumed income tax

The Company’s subsidiaries in Argentina calculate tax on minimum presumed income tax applying the current 1% tax rate to taxable assets estimated at the end of each reporting period.

This tax is complementary to income tax in Argentina. The company and the subsidiaries in Argentina’s tax liability is the higher between the liability of income tax and the liability determined as explained above for this tax.

However, if the minimum presumed income tax exceeds income tax during one fiscal year, such excess may be offset against any income tax excess over the minimum presumed income tax that may be generated in the following ten years.

The Company has registered an asset for minimum presumed income tax include in trade receivable for 1,462. It may be charged against taxable profits generated until December 31, 2028.

On July 22, 2016, Law No. 27,260 was published, which eliminates the minimum presumed income tax for the years beginning on January 1, 2019 and later.

2.4.15 Share-based payments

Employees (including senior executives) of the Company may receive remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments (equity-settled transactions).

Equity-settled transactions

The cost of equity-settled transactions is determined by the fair value at the date when the grant is made using an appropriate valuation model (See Note 33).

That cost is recognized in employee benefits expense, together with a corresponding increase in equity (“Shared-based payments”), over the period in which the service and, where applicable, the performance conditions are fulfilled (the vesting period). The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest. The expense or credit in the consolidated statement of profit or loss and other comprehensive income for a period represents the movement in cumulative expense recognized as at the beginning and end of that period.

Service and non-market performance conditions are not taken into account when determining the grant date fair value of awards, but the likelihood of the conditions being met is assessed as part of the Company’s best estimate of the number of equity instruments that will ultimately vest. Market performance conditions are reflected within the grant date fair value. Any other conditions attached to an award, but without an associated service requirement, are considered to be non-vesting conditions. Non-vesting conditions are reflected in the fair value of an award and lead to an immediate expensing of an award unless there are also service and/or performance conditions.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

No expense is recognized for awards that do not ultimately vest because non-market performance and/or service conditions have not been met. Where awards include a market or non-vesting condition, the transactions are treated as vested irrespective of whether the market or non-vesting condition is satisfied, provided that all other performance and/or service conditions are satisfied.

When the terms of an equity-settled award are modified, the minimum expense recognized is the grant date fair value of the unmodified award, provided the original vesting terms of the award are met. An additional expense, measured as at the date of modification, is recognized for any modification that increases the total fair value of the share-based payment transaction, or is otherwise beneficial to the employee. Where an award is cancelled by the entity or by the counterparty, any remaining element of the fair value of the award is expensed immediately through profit or loss.

The possible dilutive effect of outstanding options is reflected, as applicable; in the computation of diluted earnings per share (further details are given in Note 12).

On March, 22, 2018 the Company approved a Long-Term Incentive Plan (“LTIP”) consisting of a plan to provide for the Company and its subsidiaries to attract and retain talented persons as officers, directors, employees and consultants. The LTIP include the following mechanisms for rewarding and retaining key personal (i) Stock Option Plan; (ii) Restricted Stock Units and; (iii) Performance Restricted Stock and therefore accounted under IFRS 2 Shared based payments as detailed above.

a) Stock Option (“SOP”) (equity-settled)

The stock option plan gives the participant the right to buy a quantity of shares over certain period of time. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period.

b) Restricted Stock (equity-settled)

Certain key employees of the Company receive additional benefits for free or a minimum value once the conditions are achieved through a share purchase plan denominated in Restricted Stock (“RSs), which has been classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments over the requisite service period.

c) Performance Restricted Stock (equity settled)

The Company grants Performance Restricted Stock (“PRSs”) to key employees, which entitle them to receive PRSs after having attained certain performance goals over a service period. PRS is classified as an equity-settled share-based payment. The cost of the equity-settled share purchase plan is measured at grant date, taking into account the terms and conditions on which the share options were granted. The equity-settled compensation cost is recognized in the consolidated statement of profit or loss and other comprehensive income under the caption of share-based payments, over the requisite service period. As of December 31, 2019, and 2018 the Company has not granted any PRSs.

2.5 Regulatory framework

A- Argentina

Oil and gas

2.5.1 Regulatory framework for hydrocarbon activity in Argentina

In the Argentine Republic, the activity of exploration, exploitation, exploitation transport and commercialization of hydrocarbons is governed by Law No. 17,319, as amended by Law No. 27,007.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The main changes introduced by Law No. 27,007 are detailed below:

(i) It establishes terms for exploration permits and exploitation and transportation concessions, making a distinction between conventional and unconventional, and continental shelf and territorial sea reservoirs.

(ii) The 12% payable as royalties to the grantor by exploitation concessionaires on the proceeds derived from liquid hydrocarbons extracted at wellhead and the production of natural gas will remain effective. In case of extension, additional royalties for up to 3% on the royalties applicable at the time of the first extension, up to a maximum of 18%, will be paid for the following extensions.

(iii) It restricts the National Government and the Provinces from reserving new areas in the future in favor of public or mixed companies or entities, irrespective of their legal form. Thus, contracts entered into by provincial companies for the exploration and development of reserved areas before this amendment are safeguarded.

The Province of Neuquén has its own Hydrocarbons Law No. 2,453. Therefore, the assets that the Company owns in the Province of Neuquén are governed by that Law, while the others, located in the Province of Santa Cruz, Rio Negro and Salta are governed by Law No. 17,319 and its modifications

2.5.1.1 Need and Urgency Decree No. 566/2019

Through Decree of Need and Urgency No. 566/2019 dated August 15, 2019, and effective as of August 16, 2019 (the “Decree 566/2019”), the government of the Argentine Republic determined that during the period covered from the entry into force of Decree 566/2019 until the ninety (90) calendar days following it (the “Term”):

(i) deliveries of crude oil made in the local market during the Term must be billed and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of Argentine Pesos (“ARS”) 45.19/US and a Brent reference price of US 59.00 per barrel (“bbl.”);

(ii) that the maximum price of gasoline and diesel in all its qualities, marketed by refining companies and / or wholesale and / or retail retailers in the country, in all sales channels, during the Term, may not be higher than the current price as of August 9, 2019;

(iii) that during the Term, the refining companies and the wholesale and retail retailers of the country must cover, at the prices established in Decree 566/2019, the total national demand for liquid fuels in the Argentine Republic, in accordance with the volumes that are required from the usual practices of the Argentine market, providing on a regular and continuous basis to each and every one of the areas that make up the territory of the Argentine Republic; and

(iv) the hydrocarbon producing companies of the Argentine Republic, must cover the total demand for crude oil that is required by the Argentine market refining companies, providing on a regular and continuous basis to all refineries located in the territory of the Argentine Republic.

On August 20, 2019, the Company requests in the Federal Administrative courts a precautionary measure to the immediate suspension of Articles 1 and 4 of Decree 566/2019 that imposed maximum prices for the sale of crude oil in the local market and the obligation to supply it, all in order to avoid damages on the operations and financial results of the Company.

On December 3, 2019, the Company withdrew of the precautionary measure. As of the date of these consolidated financial statements, the Term of this Decree has ended.

2.5.1.2 Decree 601/19

By Decree 601/19, dated August 30, 2019, the provisions of Decree 566/2019 were modified, establishing that:

(i) until November 13, 2019 deliveries of crude oil made in the local market need to be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 46.69 ARS/US and a Brent reference price of 59 US/bbl.; and

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii) the maximum price of gasoline and diesel in all its qualities, marketed by the refining companies and the wholesale and retail retailers, whose final destination is the public supply through fuel pumps may not be higher than the current price as of August 9, 2019.

As of the date of these consolidated financial statements, the Term of this Decree has ended.

2.5.1.3 Resolution 557/2019

Through Resolution 557/2019, of the Secretariat of Energy Government of September 19, 2019, it was determined that:

(i) during the term of Decree 601/2019 the prices of gasoline and diesel in all its qualities, marketed by refining companies and wholesale and retail retailers, whose final destination is the public supply through fuel pumps can increase in up to 4% with respect to the prices in force as of August 9, 2019; and

(ii) during the term of Decree 601/2019 deliveries of crude oil made in the local risk market will be invoiced and paid at the agreed price between the producing and refining companies as of August 9, 2019, applying a reference exchange rate of 49.30 ARS/ US, equivalent to 5.58% increase over the current reference value, and a Brent reference price of 59 US/bbl.

As of the date of these consolidated financial statements, the Term of the said Resolution has ended

2.5.2 Gas Market

During the last few years, the Argentine Government has created different programs seeking to encourage and increase gas injection into the domestic market.

2.5.2.1 Natural Gas Surplus Injection Promotion Program for Companies with Reduced Injection (the “IR Program”)

In November 2013, pursuant to Resolution No. 60/13, the Commission created the IR Program covering companies with no previous production or with a 3.5 MMm3/day production cap, establishing price incentives for production increases and NGL importation penalties in case of breach of the committed volumes. Furthermore, companies benefiting from this Program and meeting the applicable conditions may request the interruption of their participation in that program and their incorporation into the current one. Resolution No. 60/13 (as amended by the Secretariat of Energy Resolution N° 22/14 and N° 139/14), established a price ranging from 4 US/ Millions of British Thermal Unit (“MMBTU”) to 7.5 US/MMBTU, based on the highest production curve attained. The IR Program had a validity date until December 2017.

On July 1, 2019, through Resolution No. 358/19, the Company was notified by the Secretary of Energy of the credit cancellation plan linked to the IR Program. Which according to said resolution will be canceled with bonds issued by the National State (“Gas Natural Program Bonds”) denominated in US to be amortized within a maximum term of thirty (30) installments.

During the year ended December 31, 2019, the Company has received 20,663 in Gas Natural Program Bonds, of which, at the close of the period have been amortized 8,257. As of December 31, 2019, the credit registered by the Company linked to the IR Program amounts to 12,406 of nominal value and 11,397 of current value. (See Note 16)

2.5.3 Oil Market

2.5.3.1 Oil Plus Program (“Petróleo Plus”)

The Company participated in the Oil Plus Program, which provided for certain incentives to production companies. On July 13, 2015, the Decree No. 1,330/15 abrogated this program created by Decree 2,014/2008, which rewarded oil production companies that have increased production and reserves and provided that incentives pending liquidation would be settled through the issuance of Government bonds. On November 30, 2016, Decree No. 1,204/16 was published in the Official Gazette, expanding the issuance of Government bonds for the same purpose.

On September 15, 2015, the Company received the amount of 2,020 with BONAD 2018 bonds with a face value of one US each and the amount of 8,081 with BONAR 2024 bonds with a nominal value of one US each, based on Decree 1,330/15 mentioned above.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.4 Royalties and other canons

Royalties are applied to the total production of the conventional and unconventional concessions, and are calculated by applying 12% to production, after discounting certain expenses in order to bring the value of the cubic meter of crude oil, natural gas and liquefied gas at a price from wellhead. Royalties are recorded at the statement or profit or loss and other comprehensive income within the cost of sales.

As part of the extension agreement of the concession mentioned in Note 29.3, an extraordinary canon on the production of 3% is included for the conventional areas of Entre Lomas Bajada del Palo and 6.5% for Agua Amarga.

Additionally, as a result of the Unconventional Hydrocarbons Exploitation Concession (“CENCH”) (See Note 29.3), a percentage of royalties on production of 12% was established.

B- Mexico

2.5.5 Exploration and production activities

In 2013, Mexico introduced certain amendments to the Mexican Constitution, which led to the opening of the oil, natural gas, and power sectors to private investment.

As part of energy reform, Petróleos Mexicanos (“Pemex”) was transformed from a decentralized public entity into a productive state-owned company. In August 2014, the Mexican Congress passed secondary laws to implement the reforms. The reforms allow the Mexican government to grant contracts to private-sector entities in the upstream sector through public tenders. These amendments also allow private-sector entities to obtain permits for the processing, refining, marketing, transportation, storage, import and export of hydrocarbons, including the processing, compression, liquefaction, regasification, transportation, distribution, marketing and retail of natural gas, the transportation, storage, distribution, marketing and retail of oil products, including NGL, and the transportation (through pipelines) and related storage of petrochemicals, including ethane.

The legislation enacted in 2014 includes the Mexican Hydrocarbons Law (Ley de Hidrocarburos), which preserves the concept of state ownership over hydrocarbons while located in the subsoil but allows private companies to take ownership over the hydrocarbons once they are extracted. The Mexican Hydrocarbons Law allows private-sector entities holding a permit granted by the Mexican Energy Regulatory Commission (“CRE”) to store, transport, distribute, commercialize and carry out direct sales of hydrocarbons, as well as to own and operate pipelines and liquefaction, regasification, compression and de- compression stations or terminals, and related equipment in accordance with technical and other regulations. In addition, private-sector entities may import or export hydrocarbons subject to a permit from the Mexican Ministry of Energy (“SENER”).

Permits granted prior to the enactment of the Mexican Hydrocarbons Law, including their general terms and conditions, will remain in force during their original term, and rights held by permit-holders will not be affected by the new laws and regulations. However, new permits, such as marketing permits granted by the CRE and import and export permits granted by the SENER are required.

2.5.6 Authorized Governmental Agency

SENER is responsible for developing the country’s upstream policy, including the determination of which areas will be made available through public tenders. They decide the bidding schedule and the contract models that are to apply. Additionally, they approve all non-fiscal terms of the contract. The Ministry of Finance (SHCP) approves all fiscal terms that apply to the contracts. SHCP also participates in the audits.

CNH conducts the bidding rounds that award contracts to oil companies and consortiums of companies. They interface with Pemex and private companies and manage all E&P contracts. Contracts for the transportation, storage, distribution, compression, liquefaction, decompression, regasification, marketing, and sale of crude oil, oil products, and natural gas are granted by the CRE.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5.7 Market Regulations

In accordance with the 2017 Federal Revenue Law (Ley de Ingresos de la Federación para el Ejercicio Fiscal de 2017), during 2017 the Mexican Government gradually removed price controls on gasoline and diesel as part of the liberalization of fuel prices in Mexico. To the date of issuance of these financial statements, sales prices of gasoline and diesel have been fully liberalized and are determined by the market.

2.5.8 Federal Environmental Law

The Mexican Federal Environmental Liability Law (Ley Federal de Responsabilidad Ambiental) enacted on July 7, 2013 regulates environmental liability arising from damages to the environment including remediation and compensation. This liability regime is independent from administrative, civil or criminal liability regimes.

2.5.9 Royalties and other canons

The consideration that must be paid to the Mexico will consist of:

a) Contractual fee for the exploratory phase

It applies to those areas that do not have a development plan approved by the CNH and will be calculated monthly applying the installment established for each square kilometer that includes the contractual area.

b) Royalties

The royalties are applied to the total production of the concessions and are calculated applying the contractual percentage to the sale price. The contractual percentage can be change between 40% and 45% which will be adjusted in accordance with the provisions of the contract. There is also a variable royalty, which will be applied for each type of hydrocarbon by applying the rate corresponding to the sale price. Royalties are shown in the income statement and other comprehensive income consolidated within the cost of sales.

Note 3. Significant accounting judgements estimates and assumptions

The preparation of the consolidated financial statements requires the Company’s Management to make future estimates and assessments, to apply critical judgment and to establish assumptions affecting the application of accounting policies and the amounts of disclosed assets and liabilities, income and expenses.

The estimates and accounting judgments used in the preparation of these consolidated financial statements are evaluated on a continuous basis and are based on past experiences and other reasonable factors under the existing circumstances. Actual future results might differ from the estimates and evaluations made at the date of preparation of these consolidated financial statements.

3.1 Critical judgements in applying accounting policies

The following are the critical judgements, apart from those involving estimations (see Note 3.2), that the management have made in the process of applying the Company’s accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements.

3.1.1 Contingencies

The Company is subject to various claims, lawsuits and other legal proceedings that arise during the ordinary course of its business. The Company’s liabilities with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, the Company reviews the status of each contingency and assesses potential financial liability, applying the criteria indicated in Note 21.3, for which elaborates the estimates mainly with the assistance of legal advisors, based on information available at the consolidated financial statements date, and taking into account the litigation and resolution/settlement strategies.

Contingencies include outstanding lawsuits or claims for possible damages to third parties in the ordinary course of the Company’s business, as well as third party claims arising from disputes concerning the interpretation of legislation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company evaluates whether there would be additional expenses directly associated to the ultimate resolution of each contingency, which will be included in the provision if they may be reasonably estimated.

3.1.2 Environmental remediation

The costs incurred to limit, neutralize or prevent environmental pollution are only capitalized if at least one of the following conditions is met: (i) such costs relate to improvements in safety; (ii) the risk of environmental pollution is prevented or limited; or (iii) the costs are incurred to prepare the assets for sale and the book value (which considers those costs) of such assets does not exceed their respective recoverable value.

Liabilities related to future remediation costs are recorded when, based on environmental assessments, such liabilities are probable to materialize, and costs can be reasonably estimated. The actual recognition and amount of these provisions are generally based on the Company’s commitment to an action plan, such as an approved remediation plan or the sale or disposal of an asset. The provision is recognized on the basis that a future remediation commitment will be required.

The Company measures liabilities based on its best estimation of present value of future costs, using currently available technology and applying current environmental laws and regulations as well as the Company’s own internal environmental policies.

3.1.3 Business Combinations

The acquisition method involves the measurement at fair value of the identifiable assets acquired and the liabilities assumed in the business combination at the acquisition date.

For the purpose to determine the fair value of identifiable assets, the Company uses the valuation approach considered the most representative for each asset. These include the (i) income approach, through indirect cash flows (net present value of expected future cash flows) or through the multi-period excess earnings method, (ii) cost approach (replacement value of the good adjusted for loss due to physical deterioration, functional and economic obsolescence) and (iii) market approach through comparable transactions method.

Likewise, in order to determine the fair value of liabilities assumed, the Company’s considers the probability of cash outflows that will be required for each contingency, and elaborates the estimates with assistance of legal advisors, based on the information available and taking into account the strategy of litigation and resolution / liquidation.

Management’s critical judgment is required in selecting the approach to be used and estimating future cash flows. Actual cash flows and values may differ significantly from the expected future cash flows and related values obtained through the mentioned valuation techniques.

3.1.4 Joint arrangements

Judgement is required to determine when the Company has joint control over an arrangement, that requires an assessment of the relevant activities and when the decisions in relation to those activities require unanimous consent. The Company has determined that the relevant activities for its joint arrangements are those relating to the operating and capital decisions of the arrangement, including the approval of the annual capital and operating expenditure work programmed and budget for the joint arrangement, and the approval of chosen service providers for any major capital expenditure as required by the joint operating agreements applicable to the entity’s joint arrangements. The considerations made in determining joint control are similar to those necessary to determine control over subsidiaries, as set out in Note 2.3.3.

Judgement is also required to classify a joint arrangement. Classifying the arrangement requires the Company to assess their rights and obligations arising from the arrangement. Specifically, the Company considers:

•	The structure of the joint arrangement – whether it is structured through a separate vehicle.

•

When the arrangement is structured through a separate vehicle, the Company also considers the rights and obligations arising from: (i) The legal form of the separate vehicle; (ii) The terms of the contractual arrangement; (iii) Other facts and circumstances considered on a case-by-case basis.

This assessment often requires significant judgement. A different conclusion about both joint control and whether the arrangement is a joint operation or a joint venture, may materially affect the accounting, as set out in Note 2.3.3.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3.1.5 Functional currency

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. The functional currency of each entity in the Company is the US. Determination of functional currency may involve certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its entities if there is a change in events and conditions, which determined the primary economic environment.

3.2 Key sources of estimation uncertainty

The estimates, which have a significant risk of producing adjustments on the amounts of the assets and liabilities of the Company during the following year, are detailed below:

3.2.1 Impairment of Goodwill

Goodwill is reviewed for impairment annually or more frequently, if events or changes in circumstances indicate the recoverable amount of the Group of CGUs to which the Goodwill relates should be assessed. In assessing whether goodwill has been impaired, the carrying amount of the Group of CGUs to which Goodwill has been allocated is compared with its recoverable amount. Where the recoverable amount of the Group of CGUs is less than the carrying amount (including goodwill), an impairment is recognized.

The Company carries a Goodwill of 28,484 on its consolidated statement of financial position as of December 31, 2019 and 2018 (Note 14), principally relating to the Initial Business Combination (Note 30). For impairment testing purposes, the goodwill generated through the PELSA and APCO (Notes 31.1 and 31.3) has been allocated to the CGU unconventional oil and gas operated in Argentina as of December 31, 2019 and 2018.

Determination as to whether a CGU or Group of CGUs containing Goodwill is impaired involves management estimates on highly uncertain matters including determining the appropriate Grouping of CGUs for Goodwill impairment testing purposes. The Company monitors Goodwill for internal management purposes based on its single business segment.

In testing goodwill for impairment, the Group uses the approach described Note 3.2.2.

As of December 31, 2019, and 2018, no impairment losses were recognized.

3.2.2 Impairment of non-financial assets other than Goodwill

Non-financial assets, including identifiable intangible assets, are reviewed for impairment at the lowest level at which there are separately identifiable cash flows that are largely independent of the cash flows of other Groups of assets or Cash Generated Units. Once the operations from the Initial business combinations disclosed in Note 31 have been integrated, the Company has determined the following: CGUs in Argentina (i) conventional oil and gas operating concessions; (ii) unconventional oil and gas operating concessions; (iii) conventional oil and gas non-operating concessions: (iv) unconventional oil and gas non-operating concessions. Likewise, the Company has identified the following CGU in Mexico: (i) conventional non-operating oil and gas concessions.

In order to evaluate if there is evidence that a CGU could be impaired, both external and internal sources of information are analyzed, whenever events or changes in circumstances indicate that the carrying amount of an asset or CGU may not be recoverable. Examples of these events are: changes in the Group’s business plans, changes in the Group’s assumptions about commodity prices and discount rates, evidence of physical damage or, for oil and gas assets, significant downward revisions of estimated reserves or increases in estimated future development expenditure or decommissioning costs, the cost of raw materials, the regulatory framework, the projected capital investments and the evolution of the demand. If any such indication of impairment exists, the Group makes an estimate of the asset’s or CGU’s recoverable amount.

The recoverable amount of a CGU is the greater between: (i) its fair value less costs of disposal or disposal by other means and; (ii) its value in use. When the carrying amount of a CGU exceeds its recoverable amount, the CGU is considered impaired and is reduced to its recoverable amount. Given the nature of the Company’s activities, information on fair value less costs of disposing of an asset or CGU is often difficult to obtain unless negotiations are being conducted with potential buyers or similar operations. Consequently, unless otherwise indicated, the recoverable amount used in the impairment assessment is the value in use.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The recoverable amount of each CGU is estimated through two method: (i) present value of future net cash flows that these CGUs will generate and; (ii) comparable market. The business plans for each CGU, which are approved on an annual for the Company are the primary source of information for the determination of value in use.

As an initial step in the preparation of these plans, the Company sets various assumptions regarding market conditions, such as oil prices, natural gas prices, foreign currency exchange and inflation rates. These assumptions take into account existing prices, global supply-demand equilibrium for oil and natural gas, other macroeconomic factors and historical trends and variability. In assessing value in use, the estimated future cash flows are adjusted for the risks specific to the asset Group and are discounted to their present value using a post-tax discount rate that reflects current market assessments of the time value of money.

At each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such an indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. After a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

Determination as to whether, and by how much, an asset or CGU is impaired involves management estimates on highly uncertain matters such as the effects of inflation and deflation on operating expenses, discount rates, production profiles, reserves and resources, and future commodity prices, including the outlook for global or regional market supply-and-demand conditions for crude oil and natural gas. Judgement is required when determining the appropriate grouping of assets into a CGU. The actual cash flows and the values may differ significantly from the expected future cash flows and the related values obtained through discount techniques and could result in a material change to the carrying values of the Group’s assets.

Key assumptions used

The calculation of value in use made by the Company CGU’s is more sensitive to the following assumptions:

	As of December 31, 2019	As of December 31, 2018
Discount rates (post-tax)	12.6%	11.9%
Discount rates (pre-tax)	18.6%	17.7%
Crude Oil, NGL and Natural Gas prices
Crude oil—Brent (US/bbl.)
2019	—	70.0
2020	60.0	71.3
2021	60.4	69.6
Natural Gas—Local prices (US/MMBTU)
2019	—	4.6
Onwards	3.5	4.6
NGL – Local prices (US/Tn.)
2019	—	430
Onwards	300	430

•

Discount rates: Discount rates represent the current market assessment of the risks specific to the Company, taking into consideration the time value of money and individual risks of the underlying assets that have not been incorporated in the cash flow estimates. The discount rate calculation is based on the specific circumstances of the Company and is derived from its weighted average cost of capital (“WACC”), with appropriate adjustments made to reflect the risks and to determine the post-tax rate. The income tax rate used is the current statutory tax rate in Argentina of 30% 2020 onwards (See Note 32). The WACC takes into account both cost of debt and cost of equity. For the calculation of the WACC, public market data of certain companies that are considered similar to Vista according to the industry, region and specialty were used (“Comparable”).

The cost of equity is derived from the expected return on investment by the Company’s investors that arise from the Capital Asset Pricing Model. The cost of debt is derived from the cost of Comparable’ corporate bonds.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

•	Crude oil, Natural Gas and NGL prices: Forecast commodity prices are based on management’s estimates and available market data.

For crude oil prices, the Company considered discounts or premium depending on the quality of the crude oil or natural gas produced in each of the CGUs. The evolution of Brent prices was estimated with the median projections of analysts from different banks on the Brent Price.

In order to forecast the local price of natural gas at 9.300 kcal/m3 (“Gas Price”), given that it is decoupled from the international price of gas and is influenced by the Argentina level of supply and demand balances, management used an average of the price received for the sale of gas in each of the CGUs. The Gas Price is adjusted linearly by the calorific value of the gas produced from each of the CGUs.

The Company’s long-term assumption for oil prices is similar to the recent market prices reflecting the judgement that recent prices are consistent with the market being able to produce sufficient oil to meet global demand sustainably in the longer term.

•

Production and reserves volumes: The estimated future level of production in all impairment tests is based on assumptions about future commodity prices, production and development costs, field decline rates, current fiscal regimes and other factors. Reserves assumptions for value-in-use tests are restricted to prove and probable reserves. To estimate the future level of production the reserve reports audited by external engineers and used a risk factor (between 70% and 100%) of success from their estimated full potential value.

Sensitivity to changes in assumptions

With regard to the assessment of value in use as of December 31, 2019, the Company believes that there are no reasonably possible changes in any of the above key assumptions that would cause the carrying value of the any CGU to materially exceed its recoverable amount, except for these carrying amount:

	As of December 31, 2019	As of December 31, 2018
Discount rate	+/-100 basis points	+/- 100 basis points
Carrying amount	- / -	- / -

Expected Crude Oil, Natural Gas and NGL prices	+/- 10%	+/- 10%
Carrying amount	- / -	- / (9,707)

The sensitivity analysis presented above may not be representative of the actual change in the carrying amount as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

As of December 31, 2019, and 2018, the net book value of Property, Plant and Equipment and Intangible Assets are shown in Note 13 and 14, respectively. No impairment losses or recoveries were recognized during the years ended on December 31, 2019 and 2018. The triggers for the impairment tests of the CGUs were primarily the effect of variability of prices, the macroeconomic situation of Argentina during those periods and variability of the discount rate. The recoverable amount was based on the Company estimate of the value in use and the fair value of unconventional CGUs, through the use of comparable market as of December 31, 2019 and 2018.

3.2.3 Current and deferred Income tax / Minimum presumed income tax

The Company Management has to assess regularly the positions stated in the tax returns as regards those situations where the applicable tax regulations and, if necessary, establish provisions according to the estimated amount that the Company will have to pay to the tax authorities. When the final tax result of these items differs from the amounts initially recognized, those differences will have an effect on the income tax and on the deferred tax provisions in the fiscal year when such determination is made.

There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for eventual tax claims based on estimates of whether additional taxes will be due in the future.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Deferred tax assets are reviewed at each reporting date and reduced in accordance with the probability that the sufficient taxable base will be available to allow for the total or partial recovery of these assets.

Deferred tax assets and liabilities are not discounted. In assessing the realization of deferred tax assets, Management considers that it is likely that a portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets depends on the generation of future taxable income in the periods in which these temporary differences become deductible. To make this assessment, Management takes into consideration the scheduled reversal of deferred tax liabilities, the projections of future taxable profits and tax planning strategies.

Assumptions about the generation of future taxable profits depend on Management’s estimates of future cash flows. These estimates of future taxable profits are based on forecast cash flows from operations (which are impacted by production and sales volumes, oil and gas prices, reserves, operating costs, decommissioning costs, capital expenditure, dividends and other capital management transactions) and judgement about the application of existing tax laws in each jurisdiction. To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the reporting date could be impacted. In addition, future changes in tax laws in the jurisdictions in which the Company operates could limit the ability of the Company to obtain tax deductions in future periods.

3.2.4 Asset retirement obligations

Asset retirement obligations after completion of operations require the Company’s Management to estimate the number of wells, long-term well abandonment costs and the time remaining until abandonment. Technology, costs, political, environmental and safety considerations constantly change and may result in differences between actual future costs and estimates.

Asset retirement obligations estimates are adjusted by the Company when it is justified by changes in the evaluation criteria or at least once a year.

The carrying amount as of December 31, 2019 and 2018 of the Asset retirement obligation is 21,748 and 16,253, respectively. (See Note 21.1) .

3.2.5 Oil and gas reserves

Oil and gas properties are depreciated using the units of production (“UOP”) method over total proved developed hydrocarbon reserves. Reserves mean oil and gas volumes that are economically producible, in the areas where the Company operates or has a (direct or indirect) interest and over which the Company has exploitation rights, including oil and gas volumes related to those service agreements under which the Company has no ownership rights on the reserves or the hydrocarbons obtained and those estimated to be produced for the contracting company under service contracts.

The life of each item of property, plant and equipment, which is assessed at least annually, has regard to both its physical life limitations and present assessments of economically recoverable reserves of the field at which the asset is located.

There are numerous uncertainties in estimating proved reserves and future production profiles, development costs and prices, including several factors beyond the producer’s control. Reserve engineering is a subjective process of estimating underground accumulations involving a certain degree of uncertainty. Reserves estimates depend on the quality of the available engineering and geological data as of the estimation date and on the interpretation and judgment thereof.

Reserve estimates are adjusted when is justified by changes in the evaluation criteria or at least once a year. These reserve estimates are based on the reports of oil and gas consulting professionals.

The Company uses the information obtained from the calculation of reserves in the determination of depreciation of assets used in the areas of oil and gas, as well as assessing the recoverability of these assets (Note 3.2.1, 3.2.2, 13 and Note 34).

3.2.6 Share-based payments

Estimating fair value for share-based payment transactions requires determination of the most appropriate valuation model, which depends on the terms and conditions of the grant. This estimate also requires determination of the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the measurement of the fair value of SOP with employees at the grant date, the Company uses a Black & Sholes model. The carrying amount, assumptions and models used for estimating fair value for share-based payment transactions are disclosed in Note 33.

Note 4. Segment information

The CODM which is responsible for the allocation of resources and evaluating the performance of the operating segment. The Committee monitors the operating results and performance indicators of its oil and gas properties on an aggregated basis, consistent with, due to the purpose of making decisions about the allocation of the resources, global negotiation with suppliers and the way agreements are managed with customers.

The Committee considers the business as one single segment, the E&P of natural gas, NGL and crude oil (includes all upstream business activities), through its own activities, subsidiaries and shareholdings in joint operations, and based on the business nature, customer portfolio and risks involved. The Company did not aggregate any segment, as it has only one.

As of December 31, 2018, all revenues are derived from Argentine external customers. For the year ended December 31, 2019, the Company generated 99% of its revenues from external customers in Argentina and 1% in Mexico. The subsidiaries’ accounting policies to measure results, assets and liabilities of the segment are consistent with that used in this condensed financial statement.

The following table summarizes non-current assets by jurisdiction:

	As of December 31, 2018	As of December 31, 2018
Argentina	982,397	871,313
Mexico	30,165	29,684

Total non-current assets	1,012,562	900,997

Note 5. Revenue from contracts with customers

	For the year ended December 31, 2019	For the year ended December 31, 2018
Sales of goods	415,976	331,336

Revenue from contracts with customers	415,976	331,336

Recognized at a point in time	415,976	331,336

The Company’s transactions and the main revenues steams are described in Note 2.4.7. The Company’s revenues are derived from contracts with customers.

5.1 Disaggregated revenue information

Types of goods	For the year ended December 31, 2019	For the year ended December 31, 2018
Revenue from crude oil	338,272	260,079
Revenue from natural gas	71,524	65,164
Revenue from NGL	6,180	6,093

Revenue from contracts with customers	415,976	331,336

Sales Channel	For the year ended December 31, 2019	For the year ended December 31, 2018
Refineries	338,272	260,079
Industries	39,279	51,240
Retail distributors of natural gas	26,452	10,254
Commercialization of NGL	6,180	6,093
Natural gas for electricity generation	5,793	3,670

Revenue from contracts with customers	415,976	331,336

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

5.2 Performance obligations

The Company’s performance obligations relate to transfer goods to their customers. The Company’s upstream business carries out all activities relating to the exploration, development and production of oil and natural gas. Revenue from customers is generated mainly from the sale of produced oil, natural gas and NGL to third parties at a point in time.

Note 6. Cost of sales

Note 6.1 Operating expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018
Fees and compensation for services	67,209	55,813
Consumption of materials and repairs	17,062	9,694
Salaries and social security	10,943	7,353
Easements and tariffs	9,632	7,147
Transportation	2,914	2,204
Employee benefits	2,836	1,421
General expenses	3,835	2,613

Total operating expenses	114,431	86,245

Note 6.2 Crude oil stock fluctuation

	For the year ended December 31, 2019	For the year ended December 31, 2018
Inventories of crude oil at the beginning of the year (Note 18)	2,722	—
Plus: year variation
Incorporation of inventories for acquisition of companies	—	3,963
Less: Inventories of crude oil at the end of the year (Note 18)	(3,032)	(2,722)

Total Crude oil stock fluctuation	(310)	1,241

Note 7. Selling expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018
Taxes, rates and contributions	13,115	10,349
Transportation	9,596	5,878
Tax on bank transactions	4,495	4,390
(Reversal)/ Allowances for expected credit losses (Note 16)	(118)	539
Fees and compensation for services	50	158
Others	—	27

Total selling expenses	27,138	21,341

Note 8. General and administrative expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018
Salaries and social security	10,958	6,975
Share-based payments	10,655	4,021
Fees and compensation for services	9,603	11,066
Employee benefits	6,055	2,366
Taxes, rates and contributions	1,718	951
Institutional advertising and promotion	1,179	342
Others	2,232	1,401

Total general and administrative expenses	42,400	27,122

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 9. Exploration expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018
Geological and geophysical expenses	676	637

Total exploration expenses	676	637

Note 10. Other operating income and expenses

Note 10.1 Other operating income

	For the year ended December 31, 2019	For the year ended December 31, 2018
Services to third parties (1)	3,165	2,641

Total other operating income	3,165	2,641

(1)	Includes services provided to customers that does not correspond to the main activity of the Company.

10.2 Other operating expenses

	For the year ended December 31, 2019	For the year ended December 31, 2018
Restructuring expenses (1)	(3,244)	(12,018)
Allowance for materials and spare parts (2)	(972)	(1,125)
Provision for environmental remediation (Note 21)	(816)	(1,168)
Provision for contingencies (Note 21)	(422)	(240)
Transaction cost related to the business combinations (Note 31)	—	(2,380)
Others	(726)	(1,166)

Total other operating expenses	(6,180)	(18,097)

(1)

The Company recorded restructuring expenses that includes payments for fees and a not recurring charge: (i) 2,577 related to the creation of a new midstream business mention in Note 27 and; (ii) 667 related to the reorganization of the Group structure.

(2)	Includes 360 related to current materials and spare parts and 612 related to non-current materials and spare parts, for the year ended December 31, 2019.

Note 11. Financial results

11.1 Interest income

	For the year ended December 31, 2019	For the year ended December 31, 2018
Financial interests	1,328	2,125
Interests on government notes at amortized costs	2,442	407

Total interest income	3,770	2,532

11.2 Interest expense

	For the year ended December 31, 2019	For the year ended December 31, 2018
Borrowings interest (Note 17.2)	(34,159)	(15,546)
Other interest	(4)	(200)

Total interest expense	(34,163)	(15,746)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

11.3 Other financial results

	For the year ended December 31, 2019	For the year ended December 31, 2018
Costs of early settlements of borrowings and amortized costs
(Note 17.2)	(2,076)	(14,970)
Changes in the fair value of Warrants (Note 17.5.1)	6,840	(8,860)
Foreign currency exchange difference, net	(2,991)	3,005
Effect of discount of assets and liabilities at present value	(10)	(2,743)
Changes in the fair value of financial assets	873	1,415
Interest expense leases (Note 2.2)	(1,561)	—
Unwinding of discount on asset retirement obligation (Note 21)	(1,723)	(897)
Others	(67)	(366)

Total other financial results	(715)	(23,416)

Note 12. Profit / Loss per share

a) Basic

Basic profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average of outstanding common shares during the year of the Company.

b) Diluted

Diluted profit (loss) per share are calculated by dividing the results attributable to equity holders of the parent by the weighted average number of common shares outstanding during the period/year, plus the weighted average number of common shares with dilution potential.

Potential common shares will be deemed dilutive only when their conversion into common shares may reduce the profit per share or increase losses per share of the continuing business. Potential common shares will be deemed anti-dilutive when their conversion into common shares may result in an increase in the profit per share or a decrease in the losses per share of the continuing operations.

The calculation of diluted profit (loss) per share does not entail a conversion, the exercise or another issuance of shares which may have an anti-dilutive effect on the losses per share, or where the option exercise price is higher than the average price of common shares during the period, no dilutive effect is recorded, being the diluted profit (loss) per share equal to the basic.

	For the year ended December 31, 2019	For the year ended December 31, 2018
Net (loss) for the year	(32,723)	(29,850)
Weighted average number of outstanding common shares	80,068	56,609

Basic and diluted (loss) per share (US per share)	(0.409)	(0.527)

As of December 31, 2019, the Company has the following potential common shares that are anti-dilutive and are therefore excluded from the weighted average number of common shares for the purpose of diluted (loss) / profit per share:

(i)	21,666,667 Series A shares related to the 65,000,000 to the Series A Warrants (See Note 20.1);
(ii)	9,893,333 related to the 29,680,000 related to the Sponsor Warrants (See Note 20.1);
(iii)	1,666,667 related to the 5,000,000 Forward Purchase Agreement (“FPA”) (See Note 20.1);
(iv)	8,432,068 Series A shares to be used pursuant to the LTIP for employee and for which has not been granted as part of LTIP.

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of authorization of these consolidated financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 13. Property, plant and equipment

Changes in property, plant and equipment for the year ended December 31, 2018 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and Gas properties		Wells and production facilities	Work in progress	Materials	Total
Cost
As of March 22, 2017, and December 31, 2017	—	—	—		—	—	—	—
Incorporation by business acquisition of PELSA	296	7,351	59,564		236,406	4,496	4,615	312,728
(Note 31)
Incorporation by business acquisition of Jdm and
Medanito (Note 31)	1,818	1,726	—		78,298	4,254	—	86,096
Incorporation from business combination of APCO	89	2,188	300,997		73,275	1,675	2,162	380,386
(Note 31)
Additions	18	1,116	9,000		4,732	117,348 (2)	18,085	150,299
Transfers	—	3,459	—		44,090	(32,178)	(15,371)	—
Disposals	—	(175)	(18,255	)(1)	(11,839)	(4,902)	—	(35,171)

As of December 31, 2018	2,221	15,665	351,306		424,962	90,693	9,491	894,338

Accumulated depreciation
As of March 22, 2017, and December 31, 2017	—	—	—		—	—	—	—
Depreciation for the year	(14)	(1,529)	(1,426)		(71,006)	—	—	(73,975)
Disposals	—	175	—		184	—	—	359

As of December 31, 2018	(14)	(1,354)	(1,426)		(70,822)	—	—	(73,616)

Net book value
As of December 31, 2018	2,207	14,311	349,880		354,140	90,693	9,491	820,722

(1)	Disposals of Oil and Gas properties of the year 2018 are related to Coirón Amargo Sur Oeste (“CASO”)-Aguila Mora swap agreement. This transaction did not generate cash flow
(2)	Additions of work in progress of year 2018 includes wells related to Aguila Mora oil and gas property for 13,157. This transaction did not generate cash flows (Note 29.3.5).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Changes in property, plant and equipment for the year ended December 31, 2019 are as follows:

	Land and buildings	Vehicles, machinery, installations, computer equipment and furniture	Oil and Gas properties	Wells and production facilities (1)	Work in progress (2)	Materials	Total
Cost
As of December 31, 2018	2,221	15,665	351,306	424,962	90,693	9,491	894,338
Additions	224	83	261	4,596	142,791	96,624	244,579
Transfers	—	4,697	1,509	229,244	(157,959)	(77,491)	—
Disposals	—	(34)	—	(112)	—	(1,170)	(1,316)

As of December 31, 2019	2,445	20,411	353,076	658,690	75,525	27,454	1,137,601

Accumulated depreciation
As of December 31, 2018	(14)	(1,354)	(1,426)	(70,822)	—	—	(73,616)
Depreciation for the year	(75)	(2,518)	(18,063)	(126,323)	—	—	(146,979)
Disposals	—	34	—	26	—	—	60

As of December 31, 2019	(89)	(3,838)	(19,489)	(197,119)	—		(220,535)

Net book value
As of December 31, 2019	2,356	16,573	333,587	461,571	75,525	27,454	917,066

(1)	Additions of wells and production facilities includes 4,414 related to the reestimations of assets retirement obligation.

Please refer to Note 3.2.2 for the details on impairment testing of oil and gas properties.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 14. Goodwill and other intangible assets

Changes in goodwill and other intangible assets for the year ended December 31, 2018 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of March 22, 2017, and December 31, 2017	—	—	—	—
Incorporation by business acquisition (Note 31)	28,484	911	—	911
Additions	—	1,805	29,681	31,486

As of December 31, 2018	28,484	2,716	29,681	32,397

Accumulated amortization
As of March 22, 2017, and December 31, 2017	—	—	—	—
Amortization for the year	—	(797)	—	(797)

As of December 31, 2018	—	(797)	—	(797)

Net book value
As of December 31, 2018	28,484	1,919	29,681	31,600

Changes in goodwill and other intangible assets for the year ended December 31, 2019 are as follows:

		Other intangible assets
	Goodwill	Software licenses	Exploration rights	Total
Cost
As of December 31, 2018	28,484	2,716	29,681	32,397
Additions	—	4,225	—	4,225
Disposals	—	—	(278)	(278)

As of December 31, 2019	28,484	6,941	29,403	36,344

Accumulated amortization
As of December 31, 2018	—	(797)	—	(797)
Amortization for the year	—	(1,518)	—	(1,518)

As of December 31, 2019	—	(2,315)	—	(2,315)

Net book value
As of December 31, 2019	28,484	4,626	29,403	34,029

Goodwill arises from the business combinations (see Note 31) principally because the Company’s ability to capture unique synergies that can be realized from managing a portfolio of the acquired oil and gas fields.

For impairment testing purposes, the goodwill acquired through business combinations has been allocated to the CGU unconventional oil and gas operating concessions.

Software licenses are being amortized over the useful economic life of three years.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Exploration rights relates to the acquisition of 50% working interest in three oil and gas properties in which Jaguar Exploration and Production of Hydrocarbons S.A.P.I. de C.V. (“Jaguar”) and Pantera Exploración y Producción, S.A.P.I. de C.V. (“Pantera”) were licensees (Note 29.3.10).

Note 15. Deferred income tax assets and liabilities and income tax expense

The composition of the deferred tax assets and liabilities is as follows:

	As of January 1, 2018	Change due to business combination	Profit (loss)	Other comprehensive income (loss)	As of December 31, 2018
Trade and other receivables	—	523	1,253	—	1,776
Employee defined benefit plans	—	1,841	(2,134)	891	598
Provisions	—	5,346	264	—	5,610

Items that generate assets for deferred income tax	—	7,710	(617)	891	7,984

Property, plant and equipment	—	(129,907)	(10,329)	—	(140,236)
Borrowings’ transaction costs	—	—	(1,351)	—	(1,351)
Intangible assets	—	(74)	19	—	(55)
Financial assets at FVTPL	—	(1)	1	—	—
Inventory	—	—	(40)	—	(40)
Other	—	(401)	342	—	(59)

Items that generate liabilities for deferred income tax	—	(130,383)	(11,358)	—	(141,741)

Total items that generate deferred income tax, net	—	(122,673)	(11,975)	891	(133,757)

	As of January 1, 2019	Profit (loss)	Other equity movements	Other comprehensive income (loss)	As of December 31, 2019
Short-term investments	—	523	—	—	523
Trade and other receivables	1,776	(619)	—	—	1,157
Employee defined benefit plans	598	635	—	394	1,627
Share-based payment reserve	—	—	1,166	—	1,166
Unused tax loss	—	7,345	—	—	7,345
Provisions	5,610	1,250	—	—	6,860
Right-of-use assets, net	—	65	—	—	65

Items that generate assets for deferred income tax	7,984	9,199	1,166	394	18,743

Property, plant and equipment	(140,236)	2,168	—	—	(138,068)
Borrowings’ transaction costs	(1,351)	(249)	—	—	(1,600)
Intangible assets	(55)	(716)	—	—	(771)
Inventory	(40)	(1,311)	—	—	(1,351)
Other	(59)	56	—	—	(3)
Inflationary adjustment	—	(23,493)	—	—	(23,493)

Items that generate liabilities for deferred income tax	(141,741)	(23,545)	—	—	(165,286)

Total items that generate deferred income tax, net	(133,757)	(14,346)	1,166	394	(146,543)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Deferred tax assets and liabilities are offset in the following cases: (i) when there is a legally enforceable right to offset tax assets and liabilities; and (ii) when deferred income tax charges are associated with the same fiscal authority. The following amounts are disclosed in the consolidated statement of financial position:

	As of December 31, 2019	As of December 31, 2018
Deferred income tax asset, net	476	—

Deferred income tax assets, net	476	—

	As of December 31, 2019	As of December 31, 2018
Deferred income tax liabilities, net	147,019	133,757

Deferred income tax liabilities, net	147,019	133,757

The breakdown of income tax charge is as follows:

	For the year ended December 31, 2019	For the year ended December 31, 2018
Current income tax
Current income tax income / (charge)	(1,886)	(35,444)
Deferred income tax
Relating to origination and reversal of temporary differences	(14,346)	(11,975)

Income tax expense reported in the consolidated statement of profit or loss	(16,232)	(47,419)

Deferred tax charged to OCI	394	891

Total income tax expense	(15,838)	(46,528)

Below is a reconciliation between income tax (expense) and the amount resulting from application of the tax rate on the loss before income taxes:

	For the year ended December 31, 2019	For the year ended December 31, 2018
Profit /(loss) before income tax	(16,491)	17,569
Current statutory income tax rate	30%	30%

Income tax at the statutory income tax rate	4,947	(5,271)

Items that adjust the income tax (expense) / benefit:
Non-deductible expenses	(1,782)	(6,195)
Inflation adjustment (Note 32.1)	(31,796)	—
Effect of the measurement of monetary and non-monetary in their functional currency	15,395	(39,187)
Unrecognized Tax losses and other assets	(7,285)	(18,190)
Inflation update unrecognized tax losses	1,675	—
Effect related to statutory income tax rate change	2,721	21,491
Other	(107)	(67)

Total income tax expense	(16,232)	(47,419)

Some subsidiaries in Mexico have tax loss carryforwards. Unused tax loss carryforwards, for which a deferred income tax asset has been recognized, may be recovered provided certain requirements are fulfilled. The tax losses carryforwards for which deferred tax asset has been recorded and their corresponding years of expiration are as follows:

	As of December 31, 2019	As of December 31, 2018
2027	7,607	7,110
2028	61,979	56,891
2029 Onward	23,059	—

Total tax loss	92,645	64,001

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Breakdown of the income tax liability:

	As of December 31, 2019	As of December 31, 2018
Current
Income tax, net of withholdings and advances	3,039	22,429

Total current	3,039	22,429

Note 16. Trade and other receivables

	As of December 31, 2019	As of December 31, 2018
Non-current
Other receivables:
Prepayments, tax receivables and others:
Prepaid expenses and other receivables	9,594	10,646
Minimum presumed income tax	1,462	—
Turnover tax	455	496

	11,511	11,142

Financial assets:
Natural gas surplus injection stimulus program (Note 2.5.2.1)	3,600	9,049
Advances and loans to employees	772	—

	4,372	9,049

Total non-current other receivables, net	15,883	20,191

	As of December 31, 2019	As of December 31, 2018
Current
Trade:
Receivables from oil and gas sales (net of allowance for expected credit losses)	52,676	55,032
Checks to be deposited	3	883

Trade receivables	52,679	55,915

Other receivables:
Prepayments, tax receivables and others:
Income tax	16,274	3,826
Value Added Tax (“VAT”)	3,953	10,127
Prepaid expenses	1,861	572
Turnover tax	1,158	1,938

	23,246	16,463
Financial assets:
Natural gas surplus injection promotion program (Note 2.5.2.1)	7,797	6,899
Loans to third parties	1,241	—
Receivables from to third parties	3,797	2,850
Related parties (Note 26)	3,169	186
Price stability program of NGL	480	151
Director’s Advances and loans to employees	284	1,818
Balance with joint operations	14	—
Grants on propane	—	982
Other	730	786

	17,512	13,672

Other receivables	40,758	30,135

Total current trade and other receivables	93,437	86,050

Due to the short-term nature of the current trade and other receivables, their carrying amount is considered to be similar to its fair value. For the non-current trade and other receivables, the fair values are also not significantly different to their carrying amounts.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Trade receivables are generally on terms of 30 days for crude oil revenues and 65 days for natural gas and NGL revenues.

The Company writes off a trade receivable when there is information indicating that the debtor is in severe financial difficulty and there is no realistic prospect of recovery, e.g. when the debtor has been placed under liquidation or has entered into bankruptcy proceedings. None of the trade receivables that have been written off is subject to enforcement activities. The Company has recognized a loss allowance of 100% against all receivables over 90 days past due because historical experience has indicated that these receivables are generally not recoverable.

As of December 31, 2019, and 2018, trade receivables and other receivables under 90 days past due amounted to 6,189 and 11,798, respectively, however no allowance for expected credit losses of trade receivables was recorded. Furthermore, it was recognized as a provision for expected credit losses in trade receivable and other receivable of 100 and 257, respectively.

The movements in the allowance for the expected credit losses of trade receivables and other receivables are as follows:

	As of December 31, 2019	As of December 31, 2018
At the beginning of the year	(257)	—
(Reversal in)/Allowances for expected credit losses (Note 7)	118	(539)
Exchange difference	39	282

At the end of the year	(100)	(257)

As of the date of these consolidated financial statements, the maximum exposure to credit risk corresponds to the carrying amount of each class of receivables.

Note 17. Financial Assets and Financial Liabilities

17.1 Borrowings:

	As of December 31, 2019	As of December 31, 2018
Non-Current
Borrowings	389,096	294,415

Total non-current	389,096	294,415

Current
Borrowings	62,317	10,352

Total current	62,317	10,352

Total Borrowings	451,413	304,767

The maturities of the Company’s borrowings (excluding lease liabilities) and its exposure to interest rates are as follow:

	As of December 31, 2019	As of December 31, 2018
Fixed rate
Less than one year	43,370	4,841
One to two years	200,172	14,721
Three to five years	44,932	132,486

Total	288,474	152,048
Floating rates
Less than one year	18,947	5,511
One to two years	99,060	14,721
Three to five years	44,932	132,487

Total	162,939	152,719

Total Borrowings	451,413	304,767

See Note 17.5.2 for information regarding the fair value of the borrowings.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table details the carrying amounts of borrowings as of December 31, 2019:

Subsidiary	Bank	Subscription date	Currency	Amount of principal	Interest	Rate Annual	Expiration	Carrying amount
Vista Argentina	Banco Galicia, Banco Itaú Unibanco, Banco Santander Rio y Citibank NA (1)	July, 2018	US	150,000 150,000	Floating Fixed	LIBOR + 4.5% 8%	July 2023	306,199

Vista Argentina	Banco de la Ciudad de Buenos Aires	March, 2019	US	7,000	Fixed	0% to 7%	March 2020	7,007

Vista Argentina	Banco BBVA	July, 2019	US	15,000	Fixed	9.4%	July 2022	15,236

Vista Argentina	Banco BBVA	December, 2019	ARS	725,000	Fixed	62%	March 2020	12,496
Vista Argentina	Banco Galicia	December, 2019	ARS	600,000	Floating	Badlar + 8.2%	March 2021	10,289

(1)

During the term of the loan, the Company through its subsidiaries Vita Argentina, Vista Holding I and Vista Holding II, must comply with the following restrictions, according to the parameters defined in the loan contract.

(i)	The ratio of consolidated net debt to EBITDA (“Earnings Before Interest, Tax, Depreciation and Amortization”) consolidated.
(ii)

The Consolidated Interest Coverage Index as of the last day of any fiscal quarter, beginning with the quarter ending September 30, 2018. “Consolidated Interest Coverage Ratio” shall mean, for any date of determination, the ratio of (a) Consolidated EBITDA for the test period ended on such date to (b) Consolidated Interest Expense of Vista and its Restricted Subsidiaries for such period.

(iii)	Adjusted Consolidated Net Debt to Adjusted Consolidated EBITDA Ratio of Vista Holding I.

This credit facility includes covenants restricting, but not prohibiting, among other things, Vista Argentina, Vista Holding I and Vista Holding II and the Company’s ability to: (i) incur or guarantee additional debt; (ii) create liens on its assets to secure debt; (iii) dispose of assets (iv) merge or consolidate with another person or sell or otherwise dispose of all or substantially all of its assets; (v) change their existing line of business (vi) declare or pay any dividends or return any capital, other than certain limited payments; (vii) make investments; (viii) enter into transactions with affiliates; (ix) and change their existing accounting practices.

As of December 31, 2019, and 2018, there was no non-compliance of said affirmative, negative and financial covenants.

Additionally, Vista Argentina issued a simple non-convertible debt security, under the Notes Program that was approved by the National Securities Commission in Argentina (“CNV”) and issued the following negotiable obligations:

Subsidiary	Documents	Subscription date	Currency	Amount of principal	Interest	Rate	Expiration	Carrying amount
Vista Argentina	Negotiable Obligations	July 2019	US	50,000	Fixed	7.88%	July 2021	50,109
Vista Argentina	Negotiable Obligations	August 2019	US	50,000	Fixed	8.5%	August 2022	50,077

Under the aforementioned Program of Notes, the Company may publicly offer and issue debt securities in Argentina for a total capital amount of up to 800,000 or its equivalent in other currencies at any time.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.1.1 Loan Agreement with OPIC

On September 11, 2019, the Board of Directors of the Overseas Private Investment Corporation (“OPIC”) has approved a credit line up to 300,000 in financing to Vista Argentina and 150,000 to Aleph, with a term of up to ten years, which are subject to the conclusion of the final documents. As of the date of these consolidated financial statements no funds related to this loan were received.

17.2 Changes in liabilities arising from financing activities

The movements in the borrowings are as follows:

	As of December 31, 2019	As of December 31, 2018
Balance at the beginning of the year	304,767	644,630
Proceeds from the bridge loan (1)	—	260,000
Payment of bridge loan transaction costs	—	(11,904)
Payment of bridge loan (1)	—	(260,000)
Payment of redemption of Series A shares (Note 20.1)	—	(204,590)
Capitalization of liability related to Series A shares (2)	—	(442,491)
Interest expense (2) (Note 10.2)	34,159	15,546
Proceeds from loans	234,728	300,000
Payment of loan transaction costs	(1,274)	(6,376)
Payment of borrowings’ interests	(32,438)	(5,018)
Payment of borrowings’ principal	(90,233)	—
Costs of early settlements of borrowings and amortized cost
(Note 10.3)	2,076	14,970
Exchange difference	(372)	—

Balance at the end of the year	451,413	304,767

(1)

On April 4, 2018, the Company subscribed a bridge loan agreement with Citibank, NA, Credit Suisse AG and Morgan Stanley Senior Funding, Inc., as co-lenders, for an amount of 260,000 in order to pay the Initial Business Combination. The loan had an expiration date on February 11, 2019 and bore interest of 3.25% to be increased on a quarterly basis reaching 5% at the expiration date. The repayment of the entire principal and interest accrued occurred on July 19, 2018.

(2)	Non-cash movement.

17.3 Warrants

Along with the issuance of the Series A common shares at the IPO, the Company placed 65,000,000 warrants to purchase one-third of a Series A common shares at a strike price of 11.50 US per share (the “Series A Warrants”). These Series A Warrants expire on April 4, 2023 or earlier if, after exercisability, the closing price for a class A common share for any 20 trading days within an applicable 30-trading day period shall equal or exceed the peso equivalent of 18.00 US and the Company decides to early terminate the exercise period of the warrants. In the event the Company declares an early termination, Vista will have the right to declare that the exercise of the Series A Warrants to be made on a “cashless basis”. If the Company elects the cashless exercise, holders of Series A Warrants electing to exercise such warrants shall do so by surrendering warrants and receiving a variable number of Series A shares resulting from the formula set forth in the warrant indenture, which captures the average of the US equivalent of the closing price of the class A shares during a 10-day period.

Substantially at the same time, the Company’s sponsors purchased a total of 29,680,000 warrants to purchase one-third of a Series A common share at a strike price of 11.50 US per share (the “Warrants”) for 14,840 in a private placement that was made simultaneously with the closing of the Initial Public Offering in Mexico. The Warrants are identical to and fungible with the Series A Warrants; however, the Warrants may be exercised for cash or on a cashless basis for a variable number of Series A shares at the discretion of Vista’s sponsors or their permitted transferees. If the Warrants are held by other persons, then they will be exercisable by on the same basis as the other warrants.

On February 13, 2019, the Company completed the sale of 5,000,000 of warrants to purchase one-third of a Series A common shares pursuant to a Forward Purchase Agreement and certain subscription commitment, at a price of 11.50 US/per share.

On August 15, 2018, the exercise period of the aforementioned Warrants commenced.

As of December 31, 2019, and 2018 warrant’s holders have not exercised our right.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The liability associated with the warrant will eventually be converted to the Company’s equity (Series A common shares) when the warrants are exercised or will be extinguished upon the expiry of the outstanding warrants and will not result in the payment of any cash by the Company.

	As of December 31, 2019	As of December 31, 2018
Non-Current
Warrants	16,860	23,700

Total non-current	16,860	23,700

17.4 Financial instruments by category

The following chart presents financial instruments by category:

As of December 31, 2019	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
American governments bonds (Note 22)	7,882	—	7,882
Natural gas surplus injection stimulus program (Note 16)	3,600	—	3,600
Advances and loans to employees (Note 16)	772	—	772

Total non-current Financial assets	12,254	—	12,254

Cash and Banks (Note 19)	139,931	—	139,931
Short term investments (Note 19)	111,314	8,783	120,097
Receivables from oil and gas sales (Note 16)	52,676	—	52,676
Natural gas surplus injection stimulus program (Note 16)	7,797	—	7,797
Receivables to third parties (Note 16)	3,797	—	3,797
Related parties (Note 16)	3,169	—	3,169
Loans to third parties (Note 16)	1,241	—	1,241
Price stability program of NGL credit (Note 16)	480	—	480
Director’s advances and loans to employees (Note 16)	284	—	284
Balance with join operations (Note 16)	14	—	14
Check to be deposited (Note 16)	3	—	3
Others (Note 16)	730	—	730

Total current Financial assets	321,436	8,783	330,219

Liabilities
Borrowings (Note 17.1)	389,096	—	389,096
Warrants (Note 17.3)	—	16,860	16,860
Leases liabilities (Note 2.2)	9,372	—	9,372
Accounts payable and accrued liabilities (Note 25)	419	—	419

Total non-current Financial liabilities	398,887	16,860	415,747

Accounts payable and accrued liabilities (Note 25)	98,269	—	98,269
Borrowings (Note 17.1)	62,317	—	62,317
Leases liabilities (Note 2.2)	7,395	—	7,395

Total current Financial liabilities	167,981	—	167,981

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2018	Financial assets/liabilities at amortized cost	Financial assets/liabilities FVTPL	Total financial assets/liabilities
Assets
Natural gas surplus injection stimulus program (Note 16)	9,049	—	9,049

Total non-current Financial assets	9,049	—	9,049

Cash and Banks (Note 19)	13,254	—	13,254
Short term investments (Note 19)	38,862	28,792	67,654
Receivables from oil and gas sales (Note 16)	55,032	—	55,032
Natural gas surplus injection stimulus program (Note 16)	6,899	—	6,899
Receivables to third parties (Note 16)	2,850	—	2,850
Director’s advances and loans to employees (Note 16)	1,818	—	1,818
Grants on propane credit (Note 16)	982	—	982
Check to be deposited (Note 16)	883	—	883
Related parties (Note 16)	186	—	186
Price stability program of NGL (Note 16)	151	—	151
Others (Note 16)	786	—	786

Total current Financial assets	121,703	28,792	150,495

Liabilities
Borrowings (Note 17.1)	294,415	—	294,415
Warrants (Note 17.3)	—	23,700	23,700
Accounts payable and accrued liabilities (Note 25)	1,007	—	1,007

Total non-current Financial liabilities	295,422	23,700	319,122

Accounts payable and accrued liabilities (Note 25)	84,334	—	84,334
Borrowings (Note 17.1)	10,352	—	10,352

Total current Financial liabilities	94,686	—	94,686

The income, expenses, gains and losses derived from each of the financial instrument categories are indicated below:

For the year ended December 31, 2019:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	3,770	—	3,770
Interest expense (Note 11.2)	(34,163)	—	(34,163)
Costs of early settlements of borrowings and amortized cost
(Note 11.3)	(2,076)	—	(2,076)
Changes in the fair value of Warrants (Note 11.3)	—	6,840	6,840
Foreign currency exchange difference, net (Note 11.3)	(2,991)	—	(2,991)
Effect of discount of assets and liabilities at present value (Note 11.3)	(10)	—	(10)
Changes in the fair value of the financial assets (Note 11.3)	—	873	873
Interest expense leases (Note 11.3)	(1,561)	—	(1,561)
Unwinding of discount on asset retirement obligation (Note 11.3)	(1,723)	—	(1,723)
Other financial results (Note 11.3)	(67)	—	(67)

Total	(38,821)	7,713	(31,108)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the year ended December 31, 2018:

	Financial assets/liabilities at amortized cost	Financial assets/liabilities at FVTPL	Total
Interest income (Note 11.1)	2,532	—	2,532
Interest expense (Note 11.2)	(15,746)	—	(15,746)
Costs of early settlements of borrowings and amortized cost
(Note 11.3)	(14,970)	—	(14,970)
Changes in the fair value of Warrants (Note 11.3)	—	(8,860)	(8,860)
Foreign currency exchange difference, net (Note 11.3)	3,005	—	3,005
Effect of discount of assets and liabilities at present value (Note 11.3)	(2,743)	—	(2,743)
Changes in the fair value of financial assets (Note 11.3)	—	1,415	1,415
Unwinding of discount on asset retirement obligation (Note 11.3)	(897)	—	(897)
Other financial results (Note 11.3)	(366)	—	(366)

Total	(29,185)	(7,445)	(36,630)

17.5 Fair values

This note provides information about how the Company determines fair values of various financial assets and financial liabilities.

17.5.1 Fair value of the Group’s financial assets and financial liabilities that are measured at fair value on a recurring basis

The Company classifies the fair value measurements of financial instruments using a fair value hierarchy, which reflects the relevance of the variables used to perform those measurements. The fair value hierarchy has the following levels:

–	Level 1: quoted prices (not adjusted) for identical assets or liabilities in active markets.

–	Level 2: data different from the quoted prices included in Level 1 observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices).

–	Level 3: Asset or liability data based on information that cannot be observed in the market (i.e., unobservable data).

The following table shows the Company’s financial assets and liabilities measured at fair value as of December 31, 2019, and 2018:

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	8,783	—	—	8,783

Total assets	8,783	—	—	8,783

As of December 31, 2019	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	16,860	16,860

Total liabilities	—	—	16,860	16,860

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Assets
Financial assets at FVTPL
Government bonds and mutual funds	28,792	—	—	28,792

Total assets	28,792	—	—	28,792

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2018	Level 1	Level 2	Level 3	Total
Liabilities
Financial liabilities at FVTPL
Warrants	—	—	23,700	23,700

Total liabilities	—	—	23,700	23,700

The value of the financial instruments negotiated in active markets is based on the market quoted prices as of the date of these consolidated financial statements. A market is considered active when the quoted prices are regularly available through a stock exchange, broker, sector-specific institution or regulatory body, and those prices reflect regular and current market transactions between parties that act in conditions of mutual independence. The market quotation price used for the financial assets held by the Company is the current offer price. These instruments are included in Level 1.

The fair value of financial instruments that are not negotiated in active markets is determined using valuation techniques. These valuation techniques maximize the use of market observable information, when available, and rely as little as possible on specific estimates of the Company. If all significant variables to establish the fair value of a financial instrument can be observed, the instrument is included in Level 2.

If one or more variables used to determine the fair value could not be observed in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1 and Level 2 during the period and year ended December 31, 2019 and 2018 and the year ended December 31, 2017 and 2018.

The fair value of Warrants is determined using the Black & Scholes warrant pricing model by taking into consideration the expected volatility of the Company’s common shares in estimating the Company’s future stock price volatility. The risk-free interest rate for the expected life of the Warrants is based on the yield available on government benchmark bonds with an approximate equivalent remaining term at the time of the grant. The expected life is based upon the contractual term.

The following weighted average assumptions were used to estimate the fair value of the warrant liability on December 31, 2019:

	As of December 31, 2019	As of December 31, 2018
Annualized volatility	22.941%	26.675%
Domestic risk-free interest rate	6.562%	8.575%
Foreign risk-free interest rate	1.697%	2.537%
Expected life of warrants in years	3.31 years	4.27 years

This is a Level 3 recurring fair value measurement. The key level 3 inputs used by management to determine the fair value are the market price and the expected volatility. If the market price were to increase by US 0.10 this would increase the obligation by approximately 901 as of December 31, 2019. If the market price were to decrease US 0.10 this would decrease the obligation by approximately 878. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 506 as of December 31, 2019. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 519 as of December 31, 2019.

If the market price were to increase by US 0.10 this would increase the obligation by approximately 820 as of December 31, 2018. If the market price were to decrease US 0.10 this would decrease the obligation by approximately 828. If the volatility were to increase by 50 basis points this would increase the obligation by approximately 245 as of December 31, 2018. If the volatility were to decrease by 50 basis point, this would decrease the obligation by approximately 259 as of December 31, 2018.

Reconciliation of Level 3 fair value measurements	As of December 31, 2019	As of December 31, 2018
Balance of warrant liability as of the beginning of the year	23,700	14,840
Total change in fair value of warrants:
(loss) or profit (Note 10.3)	(6,840)	8,860

Closing balance (Note 17.3)	16,860	23,700

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

17.5.2 Fair value of financial assets and financial liabilities that are not measured at fair value (but fair value disclosures are required)

Except as detailed in the following table, the Company consider that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values as explained in the correspondent notes.

As of December 31, 2019	Carrying amount	Fair Value	Level
Liabilities
Borrowings	451,413	416,845	2

Total liabilities	451,413	416,845

As of December 31, 2018	Carrying amount	Fair Value	Level
Liabilities
Borrowings	304,767	286,734	2
Total liabilities	304,767	286,734

17.6 Financial instruments risk management objectives and policies 17.6.1 Financial Risk Factors

The Company’s activities are subject to several financial risks: market risk (including the exchange rate risk, the interest rate risk and the price risk), credit risk and liquidity risk.

Financial risk management is encompassed within the Company’s global policies, there is an integrated risk management methodology focused on monitoring risks affecting the whole Company. The Company’s risk management strategy seeks to achieve a balance between profitability targets and risk exposure levels. Financial risks are those derived from financial instruments the Company is exposed to during or at the closing of each year. As of December 31, 2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”.

Financial risk management is controlled by the Company’s Financial Department, which identifies, evaluates and covers financial risks. Risk management systems and policies are reviewed on a regular basis to reflect changes in market conditions and the Company’s activities. This section includes a description of the main risks and uncertainties, which may adversely affect the Company’s strategy, performance, operational results and financial position.

17.6.1.1 Market risks

Foreign exchange risk

The Company’s financial situation and the results of its operations are sensitive to variations in the exchange rates between the US and ARS and other currencies. As of December 31, 2019, the Company celebrated some derivative financial instruments to mitigate associated exchange rate risks and the impact in the results of the year is recognized in “Other financial results”.

The majority of the Company’s sales are directly denominated in dollars or the evolution of its price follows the evolution of the quotation of this currency.

During the year ended December 31, 2019 the Argentine Peso depreciated by approximately 59%.

The following tables demonstrate the sensitivity to a reasonably possible change in ARS exchange rates against US, with all other variables held constant. The impact on the Company’s profit before tax is due to changes in the fair value of monetary assets and monetary liabilities denominated in currencies other that the US, the functional currency of the Company. The Company’s exposure to foreign currency changes for all other currencies is not material.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2019	As of December 31, 2019
Change in Argentine Peso Rate	+/-33%	+/-28%
Effect in profit before tax	(20,350) / 20,350	(12,697) / 12,697
Effect in pre-tax equity	(20,350) / 20,350	(12,697) / 12,697

Argentine inflationary environment

Inflation in Argentina has been high for several years, but consumer price inflation (“IPC”) was not reported consistently. Given the differences in geographical coverage, weights, sampling, and methodology of various inflation series, the average IPC inflation for 2014, 2015, and 2016, and end-of-period inflation for 2015 and 2016 were not reported in the International Monetary Fund’s April 2018 World Economic Outlook. The 3-year cumulative inflation using different combinations of retail price indices has been in excess of 100% since late 2017. However, the wholesale price index, which had been available consistently for the past three years, was about 75% cumulative basis in December 2017.

In the year ended December 31, 2019 and 2018 the ARS devalued approximately 59% and 100%, respectively. The annual interest rates during the years 2019 and 2018 were raised in excess of 65% and 60% and wholesale price inflation accelerated considerably. As of December 31, 2019, and 2018 the 3-year accumulative rate of inflation reach a level of around 180% and 140%, respectively.

Price risk

The Company’s financial instruments are not significantly exposed to hydrocarbon international price risks because of the current regulatory, economic, governmental and other policies in force, gas domestic prices are not directly affected in the short-term due to variations in the international market.

Additionally, the Company’s investments in financial assets classified as “at fair value through profit or loss” are sensitive to the risk of changes in the market prices resulting from uncertainties as to the future value of such financial assets.

The Company estimates that provided all other variables remain constant, a revaluation/(devaluation) of each market price detailed below would generate the following increase/(decrease) in the fiscal year’s income/(loss) in relation to financial assets at fair value through profit or loss detailed in Note 17.5 to these consolidated financial statements:

	As of December 31, 2019	As of December 31, 2018
Change in Government bonds	+/-10%	+/-10%
Effect in profit before tax	530 /(530)	1,329 /(1,329)
Change in Mutual funds	+/- 10%	+/- 10%
Effect in profit before tax	366 / (366)	5,096 / (5,096)

Cash flow and fair value interest rate risk

The management of the interest rate risk seeks to minimize financial costs and limit the Company’s exposure to interest rate increases.

Indebtedness at variable rates exposes the Company to the interest rate risk on its cash flows due to the possible volatility they may experience. Indebtedness at fixed rates exposes the Company to the interest rate risk on the fair value of its liabilities, since they may be considerably higher than variable rates. As of December 31, 2019, and 2018, approximately 36% and 50% of the indebtedness was subject to variable interest rates, at Libor and Badlar rate plus an applicable margin. As of December 31, 2019, and 2018, the variable interest rate was 6.67%, and 8.06% for the loans denominated in US and 59.90% and 0% for the loans denominated in ARS, respectively.

The Company seeks to mitigate its interest-rate risk exposure through the analysis and evaluation of (i) the different liquidity sources available in the financial and capital market, both domestic and (if available) international; (ii) interest rates alternatives (fixed or variable), currencies and terms available for companies in a similar sector, industry and risk than the Company; (iii)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

the availability, access and cost of interest-rate hedge agreements. On doing this, the Company evaluates the impact on profits or losses resulting from each strategy over the obligations representing the main interest-bearing positions.

In the case of fixed rates and in view of the market’s current conditions, the Company considers that the risk of a significant decrease in interest rates is low and, therefore, does not foresee a substantial risk in its indebtedness at fixed rates.

For the years ended December 31, 2019 and 2018 the Company did not use derivative financial instruments to mitigate risks associated with fluctuations in interest rates.

17.6.1.2 Credit risk

The Company establishes individual credit limits according to the limits defined by the Commercial Department based on internal or external ratings. The Company makes constant credit assessments on its customers’ financial capacity, which minimizes the potential risk for bad debt losses. Customer credit risk is managed centrally subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Outstanding customer receivables are regularly monitored.

The credit risk represents the exposure to possible losses resulting from the breach by commercial or financial counterparties of their obligations taken on with the Company. This risk stems mainly from economic and financial factors.

The Company has established an allowance for expected credit losses. This allowance represents the best estimate by the Company of possible losses associated with trade receivables and other receivables.

The Company has the following credit risk concentration regarding its participation on all trade receivables as of December 31, 2019 and 2018 and the income for each year:

	As of December 31, 2019	As of December 31, 2018
Percentages on total trade receivables:
Customers
Raizen Argentina S.A. (previously Shell Cía. Argentina de
Petróleo S.A.)	34%	31%
Trafigura Argentina S.A.	31%	35%
Camuzzi Gas Pampeana, S.A.	16%	8%

	For the year ended December 31, 2019	For the period ended December 31, 2018
Percentages on revenues from contracts with customers by product:
Oil Market
Raizen Argentina S.A. (previously Shell Cía. Argentina de	53%	40%
Petróleo S.A.)
Trafigura Argentina S.A.	45%	34%
Pampa Energía S.A.	-%	13%
YPF S.A.	-%	12%

Natural Gas
Rafael G. Albanesi S.A.	22%	26%
Camuzzi Gas Pampeana S.A.	22%	6%
Metroenergía S.A.	14%	3%
Cía. Inversora de Energía S.A.	7%	13%
San Atanasio Energía S.A.	2%	10%

No other single client has a participation on the total amount of these receivables or revenues exceeding 10% in some of the years presented.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

An impairment analysis is performed at each reporting date on a case-by-case basis to measure expected credit losses. The calculation reflects the probability-weighted outcome, the time value of money and reasonable and supportable information that is available at the reporting date about past events, current conditions and forecasts of future economic conditions.

The Company does not hold collateral as security. The Company evaluates the concentration of risk with respect to trade receivables as high, as its customers are concentrated as detailed above.

Set out below is the information about the credit risk exposure on the Company’s trade receivables:

As of December 31, 2019	Current	<90 days	90–365 days	>365 days	Total
Days past due
Estimated total gross carrying amount at default	46,490	6,189	100	—	52,779
Expected credit loss	—	—	(100)	—	(100)

					52,679

As of December 31, 2018	Current	<90 days	90–365 days	>365 days	Total
Days past due
Estimated total gross carrying amount at default	44,374	7,965	3,833	—	56,172
Expected credit loss	—	—	(257)	—	(257)

					55,915

The credit risk of liquid funds and other financial investments is limited since the counterparties are high credit quality banking institutions. If there are no independent risk ratings, the risk control area evaluates the customer’s creditworthiness, based on past experiences and other factors.

17.6.1.3 Liquidity risk

The liquidity risk is associated with the Company’s capacity to finance its commitments and conduct its business plans with stable financial sources, as well as with the indebtedness level and the financial debt maturities profile. The cash flow projection is made by the Financial Department.

The Company management supervises updated projections on liquidity requirements to guarantee the sufficiency of cash and liquid financial instruments to meet operating needs. In this way, the aim is that the Company does not breach indebtedness levels or the Covenants, if applicable, of any credit facility. Those projections take into consideration the Company’s debt financing plans, the compliance of the covenants and, if applicable, the external regulatory or legal requirements such as, for example, restrictions on the use of foreign currency.

Excess cash and balances above working capital management requirements are managed by the Company’s Treasury Department, which invests them in term deposits, money market funds and mutual funds, selecting instruments having proper currencies and maturities, and an adequate credit quality and liquidity to provide a sufficient margin as determined in the previously mentioned projections.

The Company keeps its sources of financing diversified between banks and the capital market, and it is exposed to the refinancing risk at maturity.

The determination of the Company’s liquidity index as of December 31, 2019 and 2018:

	As of December 31, 2019	As of December 31, 2018
Current assets	372,571	185,145
Current liabilities	193,036	134,118

Liquidity Index	1.930	1.380

The following table includes an analysis of the Company financial liabilities, grouped according to their maturity dates and considering the period remaining until their contractual maturity date from the date of the financial statements.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The amounts shown in the table are the contractual undiscounted cash flows.

As of December 31, 2019	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	105,664	62,317	167,981
One to two years	5,334	299,232	304,566
Two to five years	21,317	89,864	111,181

Total	132,315	451,413	583,728

As of December 31, 2018	Financial liabilities excluding borrowings	Borrowings	Total
Not yet due:
Less than one year	84,334	10,352	94,686
One to two years	1,007	26,471	27,478
Two to five years	23,700	267,944	291,644

Total	109,041	304,767	413,808

Note 18. Inventories

	As of December 31, 2019	As of December 31, 2018
Materials and spare parts	16,074	15,465
Crude oil stock (Note 6.2)	3,032	2,722

Total	19,106	18,187

Note 19. Cash, bank and other short-term investments

	As of December 31, 2019	As of December 31, 2018
Banks	139,931	13,254
Money market funds	107,041	—
Mutual funds	7,756	52,793
Government bonds	5,300	11,457
Treasury notes	—	3,404

Total	260,028	80,908

For the purposes of the statement consolidated of cash flows, cash and cash equivalents include the resource available in cash at the bank and investments with a maturity less than three month. The following chart shows a reconciliation of the movements between cash, banks and short-term investments and cash and cash equivalents:

	As of December 31, 2019	As of December 31, 2018
Cash, banks and short-term investments	260,028	80,908
Less
Government Bonds and Treasury notes	(5,300)	(14,861)
Restricted cash and cash equivalents (1)	(20,498)	—
Cash and cash equivalents	234,230	66,047

(1)	Corresponds to cash and cash equivalents from Aleph that can be only used for the purpose explained in Note 27.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 20. Share Capital and Capital Risk Management

20.1 Share capital

The following chart shows a reconciliation of the movements in equity of the Company from December 31, 2018 through December 31, 2019:

	Series A Publicly traded shares	Series A Private Offering	Series B	Series C	Total
Balances as of December 31, 2017	—	—	25	—	25
Number of shares	—	—	16,250,000	2	16,250,002

Net value of Series A shares on April 4, 2018	627,582	90,238	—	—	717,820
Number of shares	65,000,000	9,500,000	—	—	74,500,000
Net value of Series A shares redeemed on April 4, 2018	(204,590)	—	—	—	(204,590)
Number of shares	(20,340,685)	—	—	—	(20,340,685)
Net value of Series B shares converted into Series A shares on April 4, 2018	25	—	(25)	—	—
Number of shares	16,250,000	—	(16,250,000)	—	—

Balances as of December 31, 2018	423,017	90,238	—	—	513,255
Number of shares	60,909,315	9,500,000	—	2	70,409,317

Net value of Series A shares on February 13, 2019	55,000	—		—	55,000
Number of shares	5,500,000	—		—	5,500,000
Net value of Series A shares on July 25, 2019	91,143	—		—	91,143
Number of shares	10,906,257	—		—	10,906,257
Shares Series A shares granted for the LTIP	—	1	—	—	1
Number of shares	—	317,932	—	—	317,932

Balances as of December 31, 2019	569,160	90,239	—	—	659,399
Number of shares	77,315,572	9,817,932	—	2	87,133,506

1) Series A Publicly Traded Shares

On August 15, 2017, the Company concluded its IPO in the BMV, and as a result of this IPO, the Company issued on that date 65,000,000 Series A common shares for an amount of 650,017 minus the offering fees of 9,988. This Series A common shares were redeemable during the first 24 months of the IPO or at the shareholders election once the Initial Business Combination were approved.

The funds received were invested in a security deposit account located in the United Kingdom (the “Escrow Account”) with Citibank N.A. London branch acting as depository. The Company used those amounts in connection with the Initial Business Combination or for reimbursements to Series A shareholders that exercised their redemption rights.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

After the initial recognition, the funds received from the Series A shares, net of offer expenses, were measured subsequently at their amortized cost using the effective interest rate method. Profits and losses were recognized in profit or loss when the liabilities are written off, as well as through the amortization process through the method of the effective interest rate.

On April 4, 2018, the Company consummated its Initial Business Combination for an amount of 653,781 minus the offering fees of 26,199, the funds accumulated in the Escrow Account.

About 31.29% of the holders of the Series A redeemable common shares exercised their redemption rights aforementioned; as a result, 20,340,685 shares were redeemed for an amount of 204,590. The resources came from the cash held in the Escrow Account. The holders of remaining Series A redeemable common shares decided not to exercise their redemption right (Note 33) and, as a result, an amount of 442,491 net of offering expenses paid for an amount of 6,700, was capitalized on that date. In addition. On the same date, the Company paid deferred offering expenses at IPO for 19,500. The capitalization of 442,491 did not generate cash flow, while the payment of offering expenses was made using the proceeds held in the Escrow Account.

On February 13, 2019 the Company completed the sale of 5,500,000 of series A shares and 5,000,000 of warrants to purchase series A shares for an aggregate amount of 55,000 to Kensington Investments B.V., pursuant to a Forward Purchase Agreement and certain subscription commitment.

On July 25, 2019, the Company made a global offering in Mexico and United States, as a result of both transactions the Company issued a total of 10,906,257 new Series A shares.

The global offering consisted of:

(i) an international offering in the United States and other countries outside of Mexico of 10,091,257 American Depositary Shares “ADS”, each one representing one Series A share, at a price of 9.25 US/ADS. The ADS are listed on the NYSE under the ticker “VIST”; and

(ii) a concurrent public offering in Mexico of 815,000 Series A shares at a price equivalent to US 9.25 in Mexican pesos per Series A share.

For the global offering, the Company obtained net resources of offering expenses for 91,143.

2) Series A Private Offering

On December 18, 2017, the shareholders’ meeting approved an increase in the variable capital stock for an amount of 1,000 through the subscription of 100,000,000 Series A common shares as a result of a potential Initial Business Combination disclosed in Note 31. On April 4, 2018 an amount of 9,500,000 Series A common shares were fully paid and subscribed for an amount of 95,000 through a shares’ subscription process approved by the shareholders. In addition, 500,000 Series A common shares amounting for 5,000,000 were also committed as part of the same subscription process. Aggregate costs associated with the shares’ subscription process amount for 4,073.

As disclosed in Note 33, on March 22, 2018, the Company’s shareholders’ approved 8,750,000 common shares to be held in treasury to be used to implement the LTIP, at the discretion of the Administrator of the Plan, based on the opinion of independent experts.

The remaining Series A common shares issued on December 18, 2017 not used for purposes of completing the shares’ subscription process described above or for the LTIP, were cancelled on April 4, 2018 pursuant to the terms approved by the shareholders on December 18, 2017. As part of the LTIP, the Company will enter into a trust agreement (the “Administrative Trust”) to deposit the Series A shares to be used thereunder. As of the issuance date of these consolidated financial statements, the Company is in the process to execute such Administrative Trust.

As of December 31, 2019, the Company granted 317,932 Series A shares that were in treasury to be used to implement the LTIP.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

3) Series B

As of December 31, 2019, and 2018, the Company’s variable share capital consisted of 87,133,504 and 70,409,315 Series A common shares with no face value each and each granting the right to one vote, issued and fully paid. As of December 31, 2019, and 2018, the authorized common capital of the Company includes 41,663,005 and 47,476,668 Series A common shares in its treasury; which can be used in connection with the Warrants, the Forward Purchase Agreements and LTIP.

4) Series C

The variable portion of the capital stock is of unlimited amount pursuant to the bylaws and the applicable laws, whereas, the fixed portion of the Company’s capital stock is divided into 2 class C shares.

20.2 Capital risk management

On managing capital, the Company aims to safeguard its capacity to continue operating as an on-going business with the purpose of generating return for its shareholders and benefits to other stakeholders and keeping an optimal capital structure.

The Company to maintain or adjust the capital structure, may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares, conduct stock purchase programs or sell assets to reduce its debt. The Company monitors its capital based on the leverage ratio. This ratio is calculated by dividing: (i) the net debt (the borrowings and leases liabilities minus cash, bank balances and short-term investments) by, (ii) the total capital corresponds to owners (the shareholders’ equity as shown in the consolidated statement of financial position including all reserve).

Financial leverage ratios as at December 31, 2019 and 2018, has as follows:

	As of December 31, 2019	As of December 31, 2018
Total borrowings and leases liabilities	468,180	304,767
Less: cash, bank balances and short-term investments	(260,028)	(80,908)

Net debt	208,152	223,859
Total shareholders’ equity	603,716	479,657

Leverage ratio	34.00%	47.00%

No changes were made in the objectives, policies or processes for managing capital during the years ended December 31, 2019 and 2018.

Note 21. Provisions

	As of December 31, 2019	As of December 31, 2018
Non-Current
Asset retirement obligation	20,987	15,430
Environmental remediation	159	756

Total non-current	21,146	16,186

	As of December 31, 2019	As of December 31, 2018
Current
Asset retirement obligation	761	823
Environmental remediation	2,340	2,968
Contingencies	322	349

Total current	3,423	4,140

21.1 Provision for asset retirement obligation

In accordance with the regulations applicable in the countries where the Company (directly or indirectly through subsidiaries) performs oil and gas E&P activities, the Company must incur costs associated with asset retirement obligation. The Company has not pledged any assets for settling such obligations.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The asset retirement obligation provision represents the present value of decommissioning costs relating to oil and gas properties, which are expected to be incurred up to the end of each concession, when the producing oil and gas wells are expected to cease operations. These provisions have been created based on the Company’s internal estimates or Operator’s estimates, as applicable.

Assumptions based on the current economic environment have been made, which management believes form a reasonable basis upon which to estimate the future liability. These estimates are reviewed regularly to take into account any material changes to the assumptions. However, actual asset retirement obligation costs will ultimately depend upon future market prices for the necessary asset retirement obligation works required that will reflect market conditions at the relevant time. Furthermore, the timing of asset retirement obligation is likely to depend on when the fields cease to produce at economically viable rates. This, in turn, will depend upon future oil and gas prices, which are inherently uncertain.

The discount rate used in the calculation of the provision as of December 31, 2019 and 2018 equaled to 10.59% and 10.03%, respectively.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s assets retirement obligation provision.

Movements of the year on the provision for asset retirement obligation:

	As of December 31, 2019	As of December 31, 2018
At the beginning of the year	16,253	—
Increases for business combination (Note 31)	—	26,788
Unwinding of discount on asset retirement obligation (Note 11.3)	1,723	897
Increase / (decrease) from change in estimates capitalized	4,141	(11,432)
Amounts incurred due to utilization	(369)	—

At the end of the year	21,748	16,253

21.2 Provision for environmental remediation

The Company undertakes environmental impact studies for new projects and investments and, to date, environmental requirements and restrictions imposed on these new projects have not had any material adverse impact on the Company’s business.

The Company has performed a sensitivity analysis relating to the discount rate. The 1% increase or decrease in the discount rate would not have a significant impact on the Company’s results of operations.

Movements of the year on the provision for environmental remediation:

	As of December 31, 2019	As of December 31, 2018
At the beginning of the year	3,724	—
Increases for business combination (Note 31)	—	5,046
Increases (Note 10.2)	816	1,168
Exchange differences	(2,041)	(2,490)

At the end of the year	2,499	3,724

21.3 Provision for contingencies

The Company (directly or indirectly through subsidiaries) is a party to several civil, commercial, tax and labor proceedings and claims that arise in the ordinary course of its business. In determining a proper level of provision to estimate the amounts and probability of occurrence, the Company has considered its best estimate with the assistance of legal and tax advisors.

The determination of estimates may change in the future due to new developments or unknown facts at the time of evaluation of the provision. Consequently, the adverse resolution of the evaluated proceedings and claims could exceed the established provision.

As of December 31, 2019 and 2018, out of the total claims and legal actions in the aggregate claimed amount of 469 and 391, as of such date management has estimated a probable loss of 322 and 349, respectively.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In addition, certain proceedings are considered to be contingent liabilities related to labor, civil, commercial and other actions which, as of December 31, 2019 and 2018 amount to a total of 147 and 42, and which the Company has not recognized them as it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation. See Note 28 for additional details on the main contingent assets as of December 31, 2019 and 2018.

The Company, bearing in mind the opinion of the Company’s legal counsel, considers that the amount of the provision is sufficient to afford the contingencies that may occur. There are no individual claims or other matters, that individually or in the aggregate, have not been provisioned or disclosed by the Company, which amounts are material to the financial statements.

Movements of the year on the provision for contingencies:

	As of December 31, 2019	As of December 31, 2018
At the beginning of the year	349	—
Increases for business combination (Note 31)	—	202
Increases (Note 10.2)	422	240
Exchange differences	(386)	(84)
Amounts incurred due to payments/utilization	(63)	(9)

At the end of the year	322	349

Note 22. Employee defined benefits plans obligation

The main characteristics of benefit plans granted only to certain employees from the Entre Lomas joint operation are detailed below:

–

Benefit plan whereby Company employees meeting certain conditions, who have participated in the defined benefit plan in an uninterrupted manner and who, having joined the Company before May 31, 1995, have the required number of years of service, are eligible to receive upon retirement a certain amount according to the provisions of the plan.

–

The benefit is based on the last computable salary and the number of years working for the Company after deducting the benefits from the Argentine pension system managed by Administración Nacional de Seguridad Social (“ANSES”).

–

At the time of retirement, employees are entitled to receive a monthly payment at constant value, which is updated at the end of each year by the Consumer Price Index (“IPC”) published by the Institute of National Statistics and Census (Instituto Nacional de Estadísticas y Censos or “INDEC”) of Argentina. In case that during a certain year the variation of it exceeds 10%, the payment is adjusted provisionally once this percentage has been exceeded.

–

This plan requires the Company to contribute to a trust fund. The plan calls for a contribution to a fund exclusively funded by the Company and without any contribution by the employees. The assets of the fund are contributed to a trust fund and invested in US denominated money market instruments or fixed term deposits in order to preserve the accumulated capital and obtain a return in line with a moderate risk profile. The funds are mainly invested in U.S. government bonds; U.S. treasury notes and quality commercial papers.

–

The Bank of New York Mellon is the trustee and Willis Towers Watson is the managing agent. In case there is an excess (duly certified by an independent actuary) of the funds to be used to settle the benefits granted by the plan, the Company may have the option to use such excess, in which case it may have to notify the trustee thereof. As of December 31, 2019, the funds of the plan were inverted in invested in U.S. government bonds and the Company cannot dispose of such funds.

The following tables summarize the components of the net expense and the long-term employee benefits liability recognized in the consolidated statement:

	As of December 31, 2019	As of December 31, 2018
Cost of the current services	(68)	(99)
Cost of interest	(152)	(446)
Reductions	—	177

Total	(220)	(368)

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2018
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of the year	—	—	—
Increase for business combination	(14,071)	7,732	(6,339)
Items classified in profit or loss
Current services cost	(99)	—	(99)
Cost for interest	(446)	(20)	(466)
Reductions	177	—	177
Items classified in other comprehensive income
Actuarial gains	2,698	—	2,698
Benefit payments	727	(727)	—
Contributions paid	—	727	727

At the end of the year	(11,014)	7,712	(3,302)

	As of December 31, 2019
	Present value of the obligation	Fair value of plan assets	Net liability at the end of the year
Balances at the beginning of the year	(11,014)	7,712	(3,302)
Items classified in profit or loss
Current services cost	(68)	—	(68)
Cost for interest	(541)	389	(152)
Items classified in other comprehensive income
Actuarial loss	(1,358)	(219)	(1,577)
Benefit payments	630	(630)	—
Contributions paid	—	630	630

At the end of the year	(12,351)	7,882	(4,469)

The fair value of the plan assets at the end of the reporting period by category, is as follow:

	As of December 31, 2019	As of December 31, 2018
American government bonds	7,882	—
Cash and cash equivalents	—	7,712

Total	7,882	7,712

Estimated expected benefits payments for the next ten (10) years are shown below. The amounts in the table represent the undiscounted cash flows and therefore do not reconcile to the obligations recorded at the end of the year.

	As of December 31, 2019	As of December 31, 2018
Less than one year	871	743
One to two years	851	825
Two to three years	836	811
Three to four years	856	800
Four to five years	839	783
Six to ten years	4,554	3,869

Significant actuarial assumptions used were as follows:

	As of December 31, 2019	As of December 31, 2018
Discount rate	5%	5%
Assets return rate	5%	—
Salaries increase
Up to 35 years old	1%	1%
From 36 to 49 years old	1%	1%
More than 50 years old	1%	1%

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following sensitivity analysis shows the effect of a variation in the discount rate and salaries increase on the obligation amount.

If the discount rate would be 100 basis points higher (lower), the defined benefit obligation would decrease by 1,156 (increase by 1,379) as of December 31, 2019.

If the expected salary growth increases (decreases) by 1%, the defined benefit obligation would increase by 179 (decrease by 198) as of December 31, 2019.

The sensitivity analyses above have been determined based on reasonably possible changes of the respective assumptions occurring at the end of each reporting period, based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. Therefore, the presented analysis may not be representative of the actual change in the defined benefit obligation. The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the prior period.

Furthermore, in presenting the above sensitivity analysis, the present value of the defined benefit obligation has been calculated using the projected unit credit method at the end of each reporting period, which is the same as that applied in calculating the defined benefit obligation liability recognized in the consolidated statement of financial position.

There was no change in the methods and assumptions used in preparing the sensitivity analysis from prior years.

Note 23. Salaries and social security payable

	As of December 31, 2019	As of December 31, 2018
Current
Salaries and social security contributions	3,467	925
Provision for gratifications and bonus	9,086	5,423
Total current	12,553	6,348

Note 24. Other taxes and royalties payable

	As of December 31, 2019	As of December 31, 2018
Current
Royalties	4,539	5,467
Tax withholdings payable	866	909
Value added tax	597	—
Turnover tax	—	139
Others	38	—

Total current	6,040	6,515

Note 25. Accounts payable and accrued liabilities

	As of December 31, 2019	As of December 31, 2018
Non-current
Accrued liabilities:
Extraordinary canon on Surplus Gas Injection Compensation
(“SGIC”)	419	1,007

Total non-current accounts payables and accrued liabilities	419	1,007

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2019	As of December 31, 2018
Current
Accounts payable:
Suppliers	59,264	73,609

Total current accounts payable	59,264	73,609

Accrued liabilities:
Related parties (Notes 26 and 27)	24,839	—
Sundry debtors- Put option (Note 27)	12,661	—
Extraordinary canon on SGIC	1,436	769
Balances with joint operations	69	1,023
Concession extension bonus Bajada del Palo payable (Note 29.3.2)	—	7,899
Directors’ fees	—	1,034

Total current accrued liabilities	39,005	10,725

Total current accounts payables and accrued liabilities	98,269	84,334

Due to the short-term nature of the current payables and other payables, their carrying amount is considered to be the same as their fair value. The carrying amount of the non-current accrued liabilities does not differ significantly from its fair value.

Note 26. Related parties transactions and balances

Note 2.3 provides information about the Company’s structure.

The following table provides the total amount of balances that have been entered into with related parties for the year:

	As of December 31, 2019	As of December 31, 2018
Other receivables
Current
REL Amsterdam (1)	2,355	—
Aleph Midstream Holding L.P. (1)	814	—
Riverstone Vista Capital Partners L.P.	—	186

	3,169	186

(1)	Corresponds to loans granted to Aleph investors, detailed in Note 27.

	As of December 31, 2019	As of December 31, 2018
Accrued liabilities
Current:
REL Amsterdam (1)	24,032	—
Aleph Midstream Holding L.P. (1)	807	—

	24,839	—

(1)	Includes other accrued liabilities related to the investment agreement with Aleph, connected with the Put-Option. See Note 27.

Outstanding balances at the ended of the years are unsecured and settlement occurs in cash. There have been no guarantees provided or received for any related party receivables or payables for the period beginning December 31, 2018 through December 31, 2019. The Company has not recorded any impairment of trade receivables relating to amounts owed by related parties. This assessment is undertaken at each end year through examining the financial position of the related party and the market in which the related party operates.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Key management personnel remuneration

The amounts recognized in the consolidated statement of profit or loss and other comprehensive income, related to the company’s key personnel are detailed below:

	As of December 31, 2019	As of December 31, 2018
Short-term employee benefits	9,080	5,368
Share-based payments	9,175	3,533

Total key management personnel remuneration	18,255	8,901

Note 27. Aleph Midstream

As of December 31, 2018, Aleph Midstream, S.A. (“Aleph Midstream or Aleph”) was a subsidiary 100% controlled by Vista. On June 27, 2019, Vista signed an investment agreement with an affiliate of Riverstone (a related party), an affiliate of Southern Cross Group and FeederCo (“Financial Sponsors”) to invest in Aleph, a midstream company in Argentina.

As part of the investment agreement the Company agreed to spin-off a group of assets that will be transferred to Aleph in exchange of equity through a split-merger agreement, defined below: On July 17 and 18, 2019, the Boards of Directors of Vista and Aleph, respectively, resolved to initiate the procedures leading to the execution of a split-merger in accordance with the following guidelines: (i) the spin-off of a portion of some assets currently (“Split Assets”) owned by Vista to Aleph for the development of an infrastructure project for the processing and transportation of hydrocarbons, including crude oil and gas, in the Neuquén Basin in the Argentine Republic that includes, (1) the oil treatment plant located in the “Entre Lomas” area, the gas treatment plant located in the “Entre Lomas” area, the oil treatment plant located in the “25 de Mayo-Medanito SE” area, the facilities for the treatment of the production water associated with the crude treatment plants in the “Entre Lomas” and “25 de Mayo-Medanito SE” areas; (2) the pipelines that connect the aforementioned plants with the trunk transportation system for crude oil operated by Oldelval S.A. and for gas operated by Transportadora del Gas del Sur S.A.; and certain liabilities associated to social liabilities; (ii) Aleph’s absorption of the Split Assets in exchange for equity; and (iii) the assumption and continuation by Aleph of Vista’s activities and obligations in relation to the Split Assets. From the date of the spin-off Aleph will be in a position to assume the exploitation of the Assets spined-off by Vista. The spin off-merger process is pending approval by the National Securities Commission of the Argentine Republic and the corresponding Public Registry of Commerce. As of December 31, 2019, the Company has obtained only one of the transportation concessions (See Note 30) and has not fulfilled all the conditions precedents to closing of the investment agreement with the Investors. The said agreement establishes that if the Company does not obtain all the concession titles by the earlier of, the investors having contributed 75,000 in Aleph or 11 months from the investment agreement effective date; the Investors will have the right to exercise a Put-Option to sell to Vista all of their interests in Aleph for an amount of 37,500 (See Note 35), which has been recognized as a current liability in the consolidated financial statements.

Hence, Vista is exposed to risk or variable returns from its involvement with the entity, so the Company has assessed it has the control of Aleph and consolidates the financial information of said subsidiary as of December 31, 2019.

Note 28. Commitments and contingencies

For a description of the Company’s investment commitments regarding its oil and gas properties. (See Note 29.3) .

28.1 Producers and Refiners Agreement

In January 2003, the Argentine Executive branch required oil producers and refiners to sign an agreement to set the price of West Texas Intermediate (“WTI”), which is used as a basis to determine oil sales prices at 28.50 US/bbl. through April 30 of 2004, the date on which the agreement ended. According to the provisions of the agreement, the differences that were generated between the price of the WTI and the reference limit of 28.50 US/bbl. would be paid at the time that the WTI was below 28.50 US/bbl. guaranteed that the Company will continue charging at least the reference value mentioned above.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2019, and 2018, the cumulative differences between the actual WTI prices and the reference limit a contingent asset for the Company of approximately 12,013 and 11,608 respectively, thus it has not been recorded since its collection has been assessed as not virtually certain.

28.2 Asociación de Superficiarios de la Patagonía (“ASSUPA”)

On July 1, 2004, PELSA was notified about a complaint filed against it. In August 2003, ASSUPA sued 18 companies operating exploitation concessions and exploration permits in the Neuquén Basin, PELSA being one of them.

ASSUPA claiming the remediation of the general environmental damage purportedly caused in the execution of such activities, in addition to the establishment of an environmental restoration fund, and the implementation of measures to prevent environmental damages in the future. The plaintiff requested that the Argentine Government, the Federal Environmental Council (“Consejo Federal de Medio Ambiente”), the Provinces of Buenos Aires, La Pampa, Neuquén, Río Negro and Mendoza and the Ombudsman of the Nation be summoned. It requested, as a preliminary injunction, that the defendants refrain from carrying out activities affecting the environment. Both the Ombudsman’s summons as well as the requested preliminary injunction were rejected by the Supreme Court of Justice of Argentina (“CSJN”). PELSA has answered the demand requesting its rejection, opposing failure of the plaintiff.

On December 30, 2014, the CSJN issued two interlocutory judgments. The one related to PELSA supported the claim of the Provinces of Neuquén and La Pampa and declared that all environmental damages related to local and provincial situations were outside the scope of its original jurisdiction, and that only “inter-jurisdictional situations” (such as the Colorado River basin) would fall under its jurisdiction. The CSJN also rejected precautionary measures and other proceedings related to such request. Vista Argentina, considering the opinion of the legal counsel, concluded that it is not probable that an outflow of resources embodying economic benefits will be required to settle this obligation.

On the date of issuance of these financial statements, the CSJN ordered Vista Argentina to submit the documentary corresponding to the demand response to confer transfer to the plaintiff.

28.3 Leases commitment

The Company has leases that have not yet begun as of December 31, 2019. Future payments for these leases are 1,713 for 2020 and 5,180 for 2021 and 2022.

Note 29. Operations in hydrocarbon consortiums

29.1 General considerations

The hydrocarbon areas are operated by granting exploration permits or exploitation concessions by the national or provincial government on the basis of the free availability of the hydrocarbons that are produced.

29.2 Oil and gas properties and participation in joint-operations

As of December 31, 2019, the Company through its subsidiaries is the owner and is part of the joint operations and consortia for the E&P of oil and gas as indicated below:

Name	Location	Participation	Operator	Duration Up To
Argentina
25 de Mayo—Medanito S.E.	Río Negro	100%	Vista Argentina	2026
Jagüel de los Machos	Río Negro	100%	Vista Argentina	2025
Bajada del Palo Este	Neuquén	100%	Vista Argentina	2053
Bajada del Palo Oeste	Neuquén	100%	Vista Argentina	2053
Entre Lomas	Río Negro	100%	Vista Argentina	2026
Entre Lomas	Neuquén	100%	Vista Argentina	2026
Agua Amarga—“Charco del Palenque”	Río Negro	100%	Vista Argentina	2034
Agua Amarga—“Jarilla Quemada”	Río Negro	100%	Vista Argentina	2040
Coirón Amargo Sur Oeste	Neuquén	10%	O&G Development Ltd. S.A.	2053

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Name	Location	Participation	Operator	Duration Up To
Coirón Amargo Norte	Neuquén	55%	Vista Argentina	2036
Acambuco—“San Pedrito”	Salta	1.5%	Pan American Energy	2036
Acambuco—“Macueca”	Salta	1.5%	Pan American Energy	2040
Sur Río Deseado Este	Santa Cruz	16.9%	Alianza Petrolera Argentina S.A.	2021
Águila Mora	Neuquén	90%	Vista Argentina	2054

México
Bloque CS-01	Tabasco	50%	Jaguar	2047
Bloque A-10	Tabasco	50%	Jaguar	2047
Bloque TM-01	Tabasco	50%	Jaguar	2047

Summarized financial information in respect of the Company’s material joint operations which assets, liabilities, revenues and expenses are not accounted for at 100% in the Company’s financial statements are set out below. The summarized financial information below represents amounts prepared in accordance with IFRSs at their respective working interests, adjusted by the Company for accounting purposes.

	As of December 31, 2019	As of December 31, 2018
Assets
Non-current assets	8,221	14,950
Current assets	3,026	1,488
Liabilities
Non-current liabilities	918	483
Current liabilities	3,374	3,307

	For the year ended December 31, 2019	For the year ended December 31, 20198
Cost of sales	(9,103)	(12,120)
Selling expenses	(106)	(46)
General and administrative expenses	(1,488)	(230)
Exploration expenses	(667)	(2)
Other operating income and expenses	(74)	(390)
Financial results, net	(961)	988

Total costs and expenses for the year	(12,399)	(11,800)

29.3 Concessions and changes in participation in oil and gas properties

29.3.1 Entre Lomas area

Vista Argentina (previously “PELSA”) is the 100% operator and holder in the concession for the exploitation of hydrocarbons in the Entre Lomas area (“ELo”), located in the provinces of Río Negro and Neuquén. The concession contract, renegotiated in 1991 and 1994, respectively granted the availability of crude oil and natural gas produced, and determined the term of the concession until January 21, 2016.

On December 9, 2014, Vista Argentina reached a renegotiation agreement with the Province of Río Negro for the concession of the Elo area, approved by Provincial Decree No. 1,706/2014, through this agreement agreed to extend ten (10) year the ELo area until January 2026, committing, among other conditions, the payment of a fixed bond and a contribution to social development and institutional strengthening, the complementary contribution equivalent to 3% of oil and gas production and an important plan for the development and exploration of reserves and resources, and environmental remediation.

Likewise, the provincial government of Neuquén agreed to extend the concession contract of ELo corresponding to the Province of Neuquén for a term of ten (10) years until January 2026. In accordance with the extension agreement, Vista Argentina agreed to invest the totality of ARS 237 million in future exploitation and exploration activities to be carried out in the aforementioned exploitation concession. Royalties increased from the previous rate from 12% to 15% and could increase to a maximum of 18%, depending on future increases in sales prices of the hydrocarbons produced.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.3.2 Bajada del Palo area

On December 21, 2018, the Province of Neuquén approved Decree No. 2,357/18 about the transformation of the exploitation concession in the Bajada del Palo area, operated by Vista Argentina, into two CENCH, Bajada del Palo Oeste and Bajada del Palo Este. The two concessions are for a term of 35 years, include the payment of fixed royalties of 12% for new production from the shale (shale rock) formations, and this permission replace the concession of conventional exploitation of this area.

The Company committed to pay the Province of Neuquén the following concepts in the framework of the granting of unconventional exploitation concessions for both areas: (i) exploitation bonus for a total of approximately 1,168, (ii) Infrastructure Bond for a total of approximately 2,796; (iii) Corporate Social Responsibility for an amount of approximately 3,935; (iv) an important plan for the development and exploration of reserves. Likewise, Vista paid the amount of approximately 1,102 as stamp tax at the closing of the transaction. See Note 29.4 for more information about investment agreement.

29.3.3 Agua Amarga area

Vista Argentina is the owner and operator of the operating lots called Charco del Palenque and Jarilla Quemada in the Agua Amarga area, located in the Province of Rio Negro.

In 2007, Vista Argentina obtained the exploration permit on the Agua Amarga Area located in the Province of Río Negro. Provincial Decree No. 557/07 and the signing of the respective contract on May 17 of the same year formalized the agreement. Based on the results of the exploration carried out in the Agua Amarga Area, the Province of Río Negro granted the Concession of Exploitation of the Charco del Palenque field, on October 28, 2009, by means of the Provincial Decree No 874 and its rectification No. 922, dated November 13, 2009, for exploitation for a term of 25 years.

The enforcement authority of the Province of Río Negro accepted the inclusion of the “Meseta Filosa” sector to the concession previously granted by Charco del Palenque, through Provincial Decree No. 1,665 dated November 8, 2011, published in the Official Gazette No. 4,991 of December 1, 2011.

Subsequently, the enforcement authority of the Province of Río Negro approved the inclusion of the Charco del Palenque Sur sector to the previously granted concession of Charco del Palenque, by means of Provincial Decree No. 1,199 dated August 6, 2015. In addition, in the same date the Provincial Decree No. 1,207 gave Vista Argentina the exploitation concession for the Jarilla Quemada field.

The exploitation concession Charco del Palenque is effective until 2034 and the exploitation concession Jarilla Quemada is effective until 2040.

29.3.4 Coirón Amargo Norte y Coirón Amargo Sur Oeste

Originally, the join operation Coirón Amargo Joint arrangement had an exploitation concession in the North Area (“Coirón Amargo Norte”) and an evaluation field in the South Area (“Coirón Amargo Sur”), effective until the year 2036 and 2017, respectively.

On July 11, 2016, the joint operators entered into an agreement for assignment of participating interest, through which the area was divided into three oil and gas properties: Coirón Amargo Norte (“CAN”), CASO and Coirón Amargo Sur Este (“CASE”).

CAN join operators are APCO SAU (actually Vista Argentina) with a 55% working interest, Madalena Energy Argentina S.R.L. (“Madalena”) with 35% working interest and Gas y Petróleo de Neuquén S.A. (“G&P”) with the remaining 10%. Vista Argentina is the operator since that date. The expiration date of the exploitation concession remains in 2036.

On December 28, 2017, the partners in the joint CAN agreement signed an Operational Committee Act approving the implementation of the “Carry Petrolero”, as a result of the foregoing, the partners agreed that Contributions made and to be made in the future will be recognized as greater assets and / or expenses, as appropriate, in terms of the amounts actually disbursed by them, regardless of the percentages of contractual participation.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Since that date Vista Argentina recognize the participation in this joint operation as 61.11%, which is comprised of its contractual share of 55% plus the incremental participation acquired from G&P, of 6.11% .

With respect to CASO joint operation was established and the joint operators were APCO SAU (actually Vista Argentina) with a 45% participation in the joint operation; O&G Development Ltd S.A. (“O&G”) with a 45% and G&P with the rest of 10%.

On August 22, 2018, Vista Argentina assignment to O&G a 35% non-operated working interest in the CASO oil and gas property. See Note 29.4.

Joint operators of CASO are actually Vista Argentina, O&G and G&P with working interests of 10%, 80% y 10% respectively, being O&G the designated operator. On September 25, 2018 though Decree No. 1,578/18, the evaluation lot of CASO became in an CENCH for a term of 35 years, expiring accordingly in the year 2053.

As in the CAN area, the CASO joint operators maintain a “Carry Petrolero” agreement for the participation of G&P, accounting Vista Argentina its participation in this joint operation for 11.11% .

29.3.5 Águila Mora

On August 22, 2018, APCO SAU (actually Vista Argentina) entered into a cross assignment of rights agreement (“the Aguila Mora Swap Agreement”), whereby: (i) Vista Argentina assigned to O&G (a subsidiary of Royal Dutch Shell plc.), a 35% non-operated working interest in the CASO oil and gas property, (ii) O&G assigned to Vista Argentina a 90% operated working interest in the Águila Mora oil and gas property, plus a 10,000 contribution for the upgrade of an existing water infrastructure for the benefit of the operations of Shell and Vista. The Aguila Mora Swap Agreement was approved by the province of Neuquén on November 22, 2018. Therefore, as of such date, Vista retained a 10% working interest in the CASO oil and gas property and held a 90% working interest in the Águila Mora oil and gas property, becoming the operator of the latter. This transaction was measured at the fair value of participant interest assigned to O&G and no gain or loss was recorded as a result of the transaction.

Vista Argentina was notified of Decree No. 2,597 granted by the Governor of the Province of Neuquén by which the concession of unconventional exploitation over the “Águila Mora” area is granted in favor of the G&P company for a period of 35 years from the November 29, 2019 (renewable, when due and subject to certain conditions, for successive periods of 10 years), replacing the previously unconventional exploration permit granted.

Vista Argentina maintains a “Carry Petrolero” for the participation of G&P, accounting its participation in this joint operation for 100%. See Note 29.4 for more details on investment agreement.

29.3.6. Jagüel de los Machos

Jagüel de los Machos is an exploitation concession located in the province of Rio Negro.

Decree No. 1,769/90 granted an exploitation concession for 25 years over the “Jagüel de los Machos” area to Naviera Perez Companc S.A.C.F.I.M.F.A (actually, Pampa Energía S.A.). Subsequently, by means of Decree No. 1,708/08 of the Province of Rio Negro, the exploitation concession was extended for ten (10) years, expiring accordingly on September 6, 2025.

On April 4, 2018, Pampa Energía S.A. to Vista Argentina ceded 100% of its participation in the “Jagüel de los Machos” operating concession. On July 11, 2019, Decree No. 806/19 of the Province of Rio Negro was issued, through which the Secretary of State for Energy of the Province of Rio Negro approved this assignment.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

29.3.7. 25 de Mayo – Medanito S.E.

25 de Mayo – Medanito S.E. is an exploitation concession located in the province of Rio Negro

Decree No. 2,164/91 reconverted the existing contract to that date on the area “25 de Mayo-Medanito S.E.” in an exploitation concession for 25 years. Subsequently, by means of Decree No. 1,708/08 of the Province of Rio Negro, the exploitation concession was extended for ten (10) years, expiring accordingly on October 28, 2026.

On April 4, 2018, Pampa Energía S.A. to Vista Argentina ceded 100% of its participation in the “25 de Mayo-Medanito S.E.” operating concession. On July 11, 2019, Decree No. 806/19 of the Province of Rio Negro was issued, through which the Secretary of State for Energy of the Province of Rio Negro approved this assignment.

29.3.8. Acambuco

The Company holds a 1.5% participation for the exploitation concession for Acambuco in the Northwest basin located in the Province of Salta. The operator of this assessment oil and gas property is Pan American Energy LLC (Argentina Branch) which holds a 52% participation. The remaining interests are held by three other partners, YPF which holds 22.5% interest, Shell Argentina S.A. with a 22.5% participation and Northwest Argentina Corporation, which holds the remaining 1.5% interest.

On February 14, 2001, the concession holders requested the Declaration of Commerciality of an exploitation lot called “San Pedrito”, which expires in 2036.

Additionally, on February 16, 2005, the concession holders requested the Declaration of Commerciality of an exploitation lot called “Macueta”, which expires in 2040.

29.3.9. Sur Rio Deseado Este

The Company hold a 16.95% participation interest for the exploitation concession for Sur Río Deseado Este in the Golfo San Jorge basin located in the Province of Santa Cruz. The operator of this assessment oil and gas property is Alianza Petrolera Argentina S.A. hold a 54.14% participation. The remaining concessionaires are: Petrolera El Trébol S.A., which has a 24.91% and SECRA S.A., which has a 4%. The concession expires on April 27, 2021 and there are no outstanding capital commitments. Additionally, the Company has a 44% interest in an exploration agreement in a portion of the Sur Rio Deseado concession, being the operator of this agreement is Quintana E&P Argentina S.R.L.

29.3.10 Mexico oil and gas properties

On October 29, 2018, the Company through its Mexican subsidiary Vista Holding II S.A. (“Vista II”) completed the acquisition, of 50% working interest in the following oil and gas properties:

(i) Bloque CS-01

(ii) Bloque A-10

(iii) Bloque TM -10

As of the date of these consolidated financial statements the addendum to the license agreements of the three oil and gas properties between CNH, Jaguar, Pantera and the Company was executed.

The concessions expires in 2047.

29.4 Investment Commitment

As of December 31, 2019, the Company was committed to drill and complete: (i) in the Province of Río Negro, 10 development wells, 4 step-out wells and 1 exploration wells in the 25 de Mayo – Medanito S.E and Jagüel de los Machos oil and gas properties for an estimated cost to fulfil this commitment of 20,250; and (ii) in the Province of Río Negro, 8 development wells, 2 step-out wells in the Entre Lomas concession, by an estimated cost of 22,000.

In addition, the Company was committed to perform: (i) 11 well workovers and abandon 21 wells, in 25 de Mayo – Medanito S.E and Jagüel de los Machos oil and gas properties for an estimated cost of 7,400; and (ii) 9 well workovers and abandon 3 wells, in the Entre Lomas oil and gas property, for an estimated cost of 5,300.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Additionally, related of the granting the CENCH, the Company was committed in the province of Neuquén: (i) to drill 5 horizontal wells with its associated facilities for an estimated cost of 51,800 between 2019 and 2021, in Bajada del Palo Este; and (ii) in the Águila Mora concession, the Company was committed to put into production 3 existing wells, to drill 2 new horizontal wells with its associated facilities, for an estimated cost of 32,000 (28,800 to the percentage of participation of the Company) between 2020 and 2022.

With respect to the commitments acquired as of December 31, 2018, the company complied with the following: As of December 31, 2019, the Company drilled and completed: (i) in the Province of Río Negro, 8 development wells, 1 well of advanced and 1 exploratory well in the areas 25 de Mayo – Medanito S.E and Jagüel de los Machos for a cost of 12,700 (at the percentage of participation of the Company); and (ii) in the Province of Río Negro, 3 development wells and 1 exploratory well in the Entre Lomas area for a cost of 9,300 (at the Company’s percentage of participation).

In addition, the Company complied the following: (i) 4 workovers in areas 25 de Mayo—Medanito SE and Jagüel de los Machos for an estimated cost of 1,500 (at the percentage of the Company’s participation); and (ii) 8 workovers in the Entre Lomas area for an estimated cost of 2,500 (at the Company’s participation percentage).

Additionally, on the occasion of the CENCH in the Bajada del Palo, the Company drilled and completed 8 horizontal wells, drilled 4 horizontal wells and invested in associated facilities between 2018 and 2019 for a cost of 220,600.

29.5 Exploratory well costs

There are no balances nor activity for exploratory well costs for years ended December 31, 2019 and 2018.

Note 30. Transport Concession

30.1 General considerations

The article 28 of the Federal Hydrocarbons Law (“LFH”) provides that every holder of an exploitation concession has the right to obtain a concession for the transportation of their hydrocarbons. In accordance with the provisions of Article 6 of Decree No. 115/19, the transport concessions that are granted after the issuance of this Decree will have complete independence and autonomy with respect to the exploitation concession that gives rise to it, so that the exploitation concession does not affect in any way the validity of the transport concession. The holder of a transport concession will be entitled to freely conclude the capacity reserve contracts in the terms provided in the Decree. These contracts may be freely negotiated as to their method of allocation, prices and volumes between the holder of a transport concession and the respective shippers.

30.2 Federal Transportation Concession

On November 22, 2019, the Secretariat of Energy Government issued Resolution No. 753/19 through which it granted Vista Argentina a concession to transport crude oil for the pipeline that will be extended from Borde Montuoso (in the Bajada de Palo Oeste area – Province of Neuquén) to the La Escondida pumping station (corresponding to the Allen—Puerto Rosales pipeline –Province of Río Negro), operated by Oleoductos del Valle Sociedad Anónima. In the same date Vista Argentina assigned the concession mentioned to Aleph, as part of the agreement mentioned in Note 27.

The Concession of Federal Transportation was granted until December 19, 2053.

This concession federal transportation will transport production coming not only from the Bajada de Palo Oeste Area, but also from the Bajada del Palo Este; Coirón Amargo Norte; Charco del Palenque; Entre Lomas located in Province of Neuquén and Río Negro.

30.3 Transport Concession Entre Lomas Crude

On December 6, 2019, the Province of Río Negro issued Decree No. 1,821/19 through which it granted Vista Argentina a hydrocarbon transport concession associated with the Entre Lomas Area, on the oil pipeline that connects the crude treatment plant located in Charco Bayo in the Entre Lomas Area (the “PTC Elo”) until its interconnection with the trunk crude transport system in “La Escondida” operated by Oleoductos del Valle S.A. in the Province of Río Negro, including within the transport concession to the PTC ELo.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of the Entre Lomas Area.

This concession will transport production not only from the Entre Lomas Area, but also from the Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte and Charco del Palenque.

30.4 Transport Concession 25 de Mayo—Medanito SE

On December 6, 2019, the Province of Río Negro issued Decree No. 1,822/19 by which it granted Vista Argentina a hydrocarbon transport concession associated with Area 25 de Mayo—Medanito SE, located in the Province of Río Negro on the pipeline that connects the Crude Treatment Plant located in Area 25 de Mayo-Medanito SE (Rio Negro) (“PTC MED”), until its interconnection with the trunk system of transport of crude in “Medanito” operated by Oleoductos del Valle S.A. in the province of Río Negro including within the transport concession to the PTC MED.

The concession was granted until October 26, 2026; the remaining term of validity of the exploitation concession of 25 de Mayo—Medanito Area.

This concession will transport production coming not only from Area 25 de Mayo – Medanito SE, but also from the Jagüel de los Machos Area.

30.5 Transport Concession Entre Lomas Gas

On December 6, 2019, the Province of Rio Negro issued Decree No. 1,823/19 through which it granted Vista Argentina a hydrocarbon transport concession associated with the Entre Lomas Area, on the gas pipeline that connects the gas treatment plant located in the Charco Bayo deposit in the Entre Lomas Area (“PTG ELo”) to the point that it interconnects with the trunk gas transport system operated by Transportadora del Gas S.A. (“TGS”) in the province of Río Negro including within said transport concession to the PTG ELo.

The Concession of Transportation was granted until January 21, 2026; the remaining term of validity of the concession of exploitation of the Entre Lomas Area.

This concession will transport production not only from the Entre Lomas Area, but also from the Bajada del Palo Oeste; Bajada del Palo Este; Coirón Amargo Norte and Charco del Palenque.

Note 31. Business Combinations

On April 4, 2018, the Company completed its Initial Business Combination that was recorded using the acquisition accounting method. The results of the operations acquired have been included in the consolidated financial statements since the date on which the Company obtained control of the respective businesses, as disclosed below.

31.1 Acquisition of PELSA and the 3.85% direct interest in the oil and gas properties operated by PELSA from Pampa Energía S.A.

On January 16, 2018, Pampa Energía S.A. (“PAMPA”) agreed to sell Vista its direct interest in PELSA and its direct interests in the Entre Lomas, Bajada del Palo and Agua Amarga oil and gas properties.

On April 4, 2018, PAMPA and the Company, through its Mexican subsidiary Vista I, executed a share purchase agreement (the “Share Purchase Agreement PELSA”), for the acquisition of Pampa’s direct interest of (i) 58.88% in PELSA, an Argentine company that holds a 73.15% direct operating interest in the Entre Lomas (“EL”), Bajada del Palo (“BP”), and Agua Amarga (“AA”) oil exploitation concessions in the Neuquina Basin in the provinces of Neuquén and Río Negro, Argentina (the “EL-AA-BP Concessions”) (the “PELSA Transaction”); and (ii) 3.85% direct interest in the EL-AA-BP Concessions operated by PELSA.

On the same date, Vista assigned all the rights and obligations of the Purchase Agreement related to the acquisition of the 3.85% direct interest in the EL-AA-BP Concessions to PELSA in order for such subsidiary to perform the purchase.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The main purpose of the business combination was to acquire an upstream business, which became the main activity of the Company after these business combinations, since the Company was established as a special purpose entity until this date (Note 1).

31.1.1 Consideration transferred

This business combination was performed in exchange for a total consideration of 297,588 in cash at the closing date.

The costs related to the transaction of 967 were recognized in profit or loss by the Company as they were incurred and were recorded as “other operating expenses” in the accompanying consolidated statements of profit or loss and other comprehensive income.

The operating results of the acquired business have been included in the consolidated operating results of the Company as of the date of acquisition.

31.1.2 Assets acquired, and liabilities assumed as of April 4, 2018

As a result of the business combination, the Company identified a goodwill amounting to 11,999, attributable to the future synergies of the Company and PELSA combined business and assembled workforce. The Goodwill has been fully allocated to the Company’s single business segment, since it is the only one which the Company operates, as described above. As of December 31, 2018, goodwill is not deductible in Mexico, consequently if these circumstances do not change, it is not expected that there will be tax deductions in the future.

The following table details the fair value of the transferred consideration, the fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to PELSA’s acquisitions as of April 4, 2018:

	Notes	Total
Assets
Property, plant and equipment	[A]	312,728
Other intangible assets		494
Trade and other receivables	[B]	27,857
Other financial assets		19,712
Inventories		3,952
Cash and cash equivalents		10,216

Total assets acquired		374,959

Liabilities
Deferred income tax liabilities		56,396
Provisions	[C]	11,085
Employee defined benefits plan obligation		2,856
Salaries and social security payable		1,178
Income tax liability		2,914
Other taxes and royalties payable		3,394
Accounts payable and accrued liabilities		10,240

Total liabilities assumed		88,063

Net assets acquired		286,896

Goodwill		11,999

Non-controlling interest		(1,307)

Total consideration (Note 31.1.1)		297,588

[A] Property, plant and equipment:

–

Oil and gas Property: The Company has valued its interests in proved reserves (both developed and to be developed) and probable reserves in different acquired oil and gas properties. To estimate the future level of reserves, a report audited by external engineers was used adjusting by the temporality of the activity (e.g. drilling new wells and workovers) to adapt to Vista’s plans. These assumptions reflect all reserves and resources that management believe a market participant would consider when valuing the asset. In all cases, the approach used to determine the oil and gas property’s fair value was a

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

combination of the income-based approach through the Indirect Cash Flow method and a valuation methodology for comparable transactions using the multiple US/acre. The projection period was determined based on the termination of the respective concession contracts. For each type of reserve or resource, management used a risk factor between 100% and 30% of success from their estimated full potential value. An 11.25% discount rate has been used, which was estimated taking the WACC rate in US as a parameter. The other main assumptions used to project cash flows were associated with crude oil, natural gas and NGL prices, foreign exchange and inflation rates, which were based on market participant assumptions.

[B] Acquired Receivables: The fair value of acquired trade and other receivables amounts to 27,857. The gross contractual amount of receivables is 31,504, out of which 3,647 are not expected to be collected.

[C] Contingent Liabilities, provision for Environmental remediation and asset retirement obligation: The Company has recorded 30,646 and 10,071 to reflect the fair value of possible and probable tax, civil and labor contingencies, Environmental remediation and Asset retirement obligation as of the acquisition date, respectively. PELSA is (whether directly or indirectly) involved in several legal, tax and labor proceedings in its ordinary course of business. The fair value was calculated considering the level of probability of cash outflows that would be required for each contingency or provision.

31.1.3 Non-controlling interest for business combination

The non-controlling interest (0.32% ownership interest in PELSA) recognized at the acquisition date was measured at its fair value. The Company acquired the remaining 40.80% ownership interest in PELSA through the acquisition of APCO on the same acquisition date (Note 31.3) .

31.1.4 Net cash outflow on acquisition of subsidiaries
In the consolidated statement of cash flows:
Cash consideration transferred	297,588
Cash and cash equivalents acquired	(10,216)

Net cash outflow on acquisition of subsidiaries	287,372

31.1.5 Effect of acquisitions on the results of the Company

Included in the loss for the period there is a loss of 36,816 attributable to the additional business generated by PELSA. Revenue for the period includes 86,941 attributable to the additional revenues generated by the ownership interest acquired in PELSA.

Had these business combinations been effected at January 1, 2018, the revenue of the Group for the year would have been 360,026 and the loss for the year would have been 28,835. The directors consider these ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

In determining the ‘pro-forma’ revenue and net profit of the Group had been acquired at the beginning of the current year, the management have calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

31.2 Acquisition of oil and gas properties Jagüel de los Machos and 25 de Mayo-Medanito SE, by PELSA from Pampa Energía S.A.

On January 16, 2018, Pampa Energía S.A. agreed to sell Vista its direct interest 25 de Mayo-Medanito and Jagüel de los Machos oil and gas properties, in the Neuquina Basin in the Province of Río Negro, Argentina. On April 4, 2018, PAMPA and the Company, through its Mexican subsidiary Vista I, executed a purchase agreement (the “Purchase Agreement Oil and Gas Properties”), for the acquisition of the following (the “Oil and gas properties Transaction”):

(i) 100% interest in the 25 de Mayo-Medanito oil exploitation concession area; and

(ii) 100% interest in the Jagüel de los Machos oil exploitation concession area.

On the same date, Vista assigned all the rights and obligations of the Purchase Agreement oil and gas properties to PELSA in order for such subsidiary to perform the purchase.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The main purpose of the business combination was to acquire an upstream business, which became the main activity of the Company, after these two business combinations, since the Company was established as a special purpose entity until this date (Note 1).

31.2.1 Consideration transferred

This business combination was performed in exchange for a total consideration of 85,435 in cash.

The costs related to the transaction of 277 were recognized in profit or loss by the Company as they were incurred and were recorded as “other operating expenses” in the accompanying consolidated statements of profit or loss and other comprehensive income. The operating results of the acquired business have been included in the consolidated operating results of the Company as of the date of acquisition.

31.2.2 Assets acquired, and liabilities assumed as of April 4, 2018

As a result of the business combination, the Company has identified a goodwill for an amount of 5,542 related to this transaction. As of December 31, 2018, goodwill is not deductible in Argentina, consequently any change in the recognition of the business combination, and if these circumstances do not change, it is not expected that there will be tax deductions in the future.

The following table details the fair value of the transferred consideration, the fair values of the acquired assets and the assumed liabilities corresponding to Oil and gas properties’ acquisitions as of April 4, 2018:

	Notes	Total
Assets
Property, plant and equipment	[A]	86,096
Deferred income tax asset		1,226

Total assets acquired		87,322

Liabilities
Provisions	[B]	6,406
Salaries and social security payable		1,023

Total liabilities assumed		7,429

Net assets acquired		79,893

Goodwill		5,542

Total consideration (Note 31.2.1)		85,435

[A] Property, plant and equipment:

–

Oil and gas Property: The Company has valued its interests in proved reserves (both developed and to be developed) and probable reserves in different acquired oil and gas properties. To estimate the future level of reserve, a report audited by external engineers was used adjusting by the temporality of the activity (e.g. drilling new wells and workovers) to adapt to the Vista´s plans. These assumptions reflect all reserves and resources that management believe a market participant would consider when valuing the asset. In all cases, the approach used to determine the oil and gas property’s fair value was a combination of the income-based approach through the Indirect Cash Flow method. The projection period was determined based on the termination of the respective concession contracts. For each type of reserve or resource, management used a risk factor between 100% and 30% of success from their estimated full potential value. An 11.25% discount rate has been used, which was estimated taking the WACC rate in US as a parameter. The other main assumptions used to project cash flows were associated with Crude oil, natural gas and NGL prices, foreign exchange and inflation rates, which were based on market participant assumptions.

[B] Provision for Environmental remediation and asset retirement obligation: The Company has recorded 3,676 and 2,730 to reflect the fair value of possible and probable environmental remediation and asset retirement obligation as of the acquisition date, respectively. The fair value was calculated considering the level of probability of cash outflows that would be required for each provision.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

31.2.3 Net cash outflow on acquisition of subsidiaries

In the consolidated statement of cash flows:
Cash consideration transferred	85,435
Cash and cash equivalents acquired	—

Net cash outflow on acquisition of subsidiaries	85,435

31.2.4 Effect of acquisitions on the results of the Company

Included in the loss for the period there is a profit of 69,016 attributable to the additional business generated by the acquisition of Jagüel de los Machos and 25 de Mayo – Medanito SE. Revenues for the period include 130,015 attributable to the additional revenues generated by Jagüel de los Machos and 25 de Mayo – Medanito SE. Had this business combination been effected at January 1, 2018, the revenue of the Group for the year would have been 371,132 and the loss for the year would have been 10,090. The directors consider these ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

In determining the ‘pro-forma’ revenue of the Group had this business combination been acquired at the beginning of the current year, the management have calculated depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements.

31.3 Acquisition of APCO to Pluspetrol

On April 4, 2018, Pluspetrol Resources Corporation established in Cayman Island (“Pluspetrol”) and the Company, through its Mexican subsidiary Vista I, executed a share purchase agreement (the “Share Purchase Agreement APCO”), for the acquisition of 100% of APCO Oil & Gas International, Inc. (“APCO O&G”) and 5% of APCO Argentina, S.A. (“APCO Argentina”) (together “APCO Transaction”).

APCO O&G holds (a) 39.22% of the capital stock of PELSA; (b) 95% of the capital stock of APCO Argentina, which holds a 1.58% direct equity interest in PELSA; and (c) 100% of the capital stock of APCO Oil & Gas International Inc. Argentina Branch (“APCO Argentina Branch”).

Through APCO Argentina Branch, APCO O&G indirectly holds: (1) a 23% interest in the EL-AA-BP Concessions operated by PELSA; (2) a 45% non-operating interest in an oil and gas property in the Neuquina Basin in the Province of Neuquén, Argentina, which is denominated “Coirón Amargo Sur Oeste”; (3) a 55% operating interest in an exploitation concession in the Neuquina Basin in the Province of Neuquén, Argentina, which is denominated “Coirón Amargo Norte”; (4) a 1.5% non-operating interest in an exploitation concession in the Noroeste Basin in the Province of Salta, Argentina, which is denominated “Acambuco”; (5) a 16.95% non-operating interest in an exploitation concession in the Golfo San Jorge Basin in the Province of Santa Cruz, Argentina, which is denominated “Sur Río Deseado Este ”; and (6) a 44% non-operating interest in an exploration agreement for the exploration of a portion of Sur Rio Deseado Este.

As of this business combination, Vista directly and indirectly holds 99.68% of PELSA. The 0.32% remaining equity interest was directly acquired by the Company from PELSA’s minority shareholders, to account for 100% of the capital stock of PELSA on April 25, 2018.

The main purpose of the business combination was to acquire an upstream business, which became the main activity of the Company, after these two business combinations, since the Company was established as a special purpose entity until this date (Note 1).

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

31.3.1 Consideration transferred

This business combination was performed in exchange for a total cash consideration of 349,761.

The costs related to the transaction of 1,136 were recognized in profit or loss by the Company as incurred and were recorded as “other operating expenses” in the accompanying consolidated statements of profit or loss and other comprehensive income. The results of operations of APCO and APCO Argentina have been included in the consolidated operating results of the Company as of the date of acquisition.

In connection with this transaction, as described in Note 17.1, the Company obtained a bank loan in the amount of 260,000 net of the transaction costs of 11,904.

31.3.2 Assets acquired, and liabilities assumed as of April 4, 2018

As a result of the business combination, the Company identified a goodwill for an amount of 10,943 related to this transaction. As of December 31, 2018, goodwill is not deductible in Mexico, consequently, even any change in the recognition of the business combination, and if these circumstances do not change, it is not expected that there will be tax deductions in the future.

The following table details the fair value of the transferred consideration, the fair values of the acquired assets, the assumed liabilities and the non-controlling interest corresponding to APCO’s and APCO Argentina’s acquisitions as of April 4, 2018:

	Notes	Total
Assets
Property, plant and equipment	[A]	380,386
Other intangible assets		417
Trade and other receivables	[B]	34,076
Other financial assets		13,579
Inventories		4,409
Cash and cash equivalents		14,432

Total assets acquired		447,299

Liabilities
Deferred income tax liabilities		67,503
Provisions	[C]	12,881
Employee defined benefits plan obligation		3,483
Other taxes and royalties payable		3,349
Salaries and social security payable		1,312
Income tax liability		6,458
Accounts payable and accrued liabilities		13,495

Total liabilities assumed		108,481

Net assets acquired (1)		338,818

Goodwill		10,943

Total consideration (Note 31.3.1)		349,761

(1)

The remaining total net assets acquired from APCO Oil & Gas International, Inc., after consolidation process and purchase price allocation corresponds to an amount of 851 of total assets related to cash and cash equivalents and receivables, and no liabilities.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

[A] Property, plant and equipment:

–

Oil and gas Property: The Company has valued its interests in proved reserves (both developed and to be developed) and probable reserves in different acquired oil and gas properties. To estimate the future level of reserves, a report audited by external engineers was used adjusting by the temporality of the activity (e.g. drilling new wells and workovers) to adapt to the Vista´s plans. These assumptions reflect all reserves and resources that management believe a market participant would consider when valuing the asset. In all cases, the approach used to determine the oil and gas property’s fair value was a combination of the income-based approach through the Indirect Cash Flow method and a valuation methodology for comparable transactions using the multiple US/acre. The projection period was determined based on the termination of the respective concession contracts. For each type of reserve or resource, management used a risk factor between 100% and 30% of success from their estimated full potential value. An 11.25% discount rate has been used, which was estimated taking the WACC rate in US as a parameter. The other main assumptions used to project cash flows were associated with Crude oil, natural gas and NGL prices, foreign exchange and inflation rates, which were based on market participant assumptions.

[B] Acquired Receivables: The fair value of acquired trade and other receivables amounts to 34,076. The gross contractual amount of receivables is 36,590, out of which 2,514 are not expected to be collected.

[C] Contingent Liabilities, provision for Environmental remediation and asset retirement obligation: The Company has recorded 122, 600 and 12,159 to reflect the fair value of possible and probable tax, civil and labor contingencies, environmental remediation and asset retirement obligation as of the acquisition date, respectively. APCO is (whether directly or indirectly) involved in several legal, tax and labor proceedings in its ordinary course of business. The fair value was calculated considering the level of probability of cash outflows that would be required for each contingency or provision.

31.3.3 Net cash outflow on acquisition of subsidiaries

In the consolidated statement of cash flows:
Cash consideration transferred	349,761
Cash and cash equivalents acquired	(14,432)

Net cash outflow on acquisition of subsidiaries	335,329

31.3.4 Effect of acquisitions on the results of the Company

Included in the loss for the period there is a loss of 32,546 attributable to the additional business generated by APCO and APCO Argentina-. Revenue for the period includes 114,380 attributable to the additional revenues generated by APCO and APCO Argentina.

Had this business combination been effected at January 1, 2018, the revenue of the Group for the year would have been 367,167 and the loss for the year would have been 25,505. The directors consider these ‘pro-forma’ numbers to represent an approximate measure of the performance of the combined Group on an annualized basis and to provide a reference point for comparison in future periods.

In determining the ‘pro-forma’ revenue and net profit of the Group had been acquired at the beginning of the current year, the management have calculated:

•

depreciation of plant and equipment acquired on the basis of the fair values arising in the initial accounting for the business combination rather than the carrying amounts recognized in the pre-acquisition financial statements; and

•	borrowing costs on the funding levels, credit ratings and debt/equity position of the Group after the business combination.

31.4 Effect of all acquisitions on the cash flow, Goodwill and results of the Company

If all business combinations (Note 31.1, 31.2 and 31.3) were made as of January 1, 2018, the Company’s consolidated revenues for the period would have increased to 456,092 and the loss for the period would have been 22,027.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

In the consolidated statement of cash flows:

Cash consideration transferred	732,784
Cash and cash equivalents acquired	(24,648)

Net cash outflow on acquisition of subsidiaries	708,136

The Composition of Goodwill is

PELSA	11,999
JDM y Medanito	5,542
APCO	10,943

Total Goodwill	28,484

Note 32. Tax reform

A- Argentina

On December 10, 2019, the New Argentine Administration took office. On December 23, 2019, the “Public Emergency Law on Social Solidarity and Production Reactivation” Law No. 27,541 and Presidential Decree No. 58/2019 were published in the Official Gazette and become in force in such date. The reforms introduced are aimed at reactivating the economic, financial, tax, administrative, social security, rate, energy, health and social sectors and empowering the Executive Branch to carry out the necessary proceedings and actions to recover and ensure Argentina’s public debt sustainability.

The main measures included in the law and its administrative order are as follows:

32.1 Income tax

Law No. 27,430 had established that the corporate income tax rate would be reduced from 35% to 30% for fiscal years beginning as of January 1, 2018 through December 31, 2019 and to 25% for fiscal years beginning as of January 1, 2020.

Tax on dividends or profit distributed by, among others, Argentine companies or permanent establishments to individuals, undivided properties or beneficiaries residing abroad are distributed based on the following considerations: (i) dividends resulting from the profit accrued during the fiscal years beginning January 1, 2018 through December 31, 2019, will be subject to a 7% withholding tax; and (ii) dividends resulting from profit accrued during the fiscal years beginning on January 1, 2020 will be subject to a withholding tax of 13%.

The reform introduced by the Law No. 27,541, suspended these tax reductions and maintains the originals 30% for income tax and 7% for tax on dividends until fiscal years beginning as of January 1, 2021, inclusive.

Law No. 27,468 had established that for the first three fiscal years beginning as of January 1, 2019, the positive or negative effect of the inflation adjustment provided by the Income Tax Law should be distributed in one third of the in the tax return of the fiscal year in which the adjustment was assessed, and the remaining two thirds, in equal parts, in the two immediately subsequent fiscal years. The abovementioned reform amended such distribution and established that one sixth of the positive or negative adjustment for the first and second fiscal years beginning as from January 1, 2019, should be allocated to the tax return of the year in which the adjustments are assessed, and the remaining balance, to the immediately following five fiscal years. However, for fiscal years beginning as of January 1, 2021, 100% of the adjustment may be deducted/taxed in the fiscal year in which the effect is determined.

32.2 Employer contributions

(i)

The progressive reduction in employer contributions is eliminated, and as from December 2019, rates are 20.40% for private sector employers in the Services or Commerce sectors and the remaining private sector employers are subject to a 18% rate.

(ii)	The regulation establishes fixed amounts which may be deducted from the calculation base, but it does not include a future adjustment provision.

(iii)	From the contributions effectively paid, the amount resulting from applying the percentage points established for each particular jurisdiction to the tax bases may be computed as VAT credit.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

32.3 Statistical rate

An increase from 2.5% to 3% in the statistical rate is established; it is applicable to definitive imports for consumption as from January 1, 2020 through December 31, 2020.

In the case of capital goods imports to be used in investments aimed at producing oil and gas arising from unconventional fields, the application of the 0% rate is extended until December 31, 2020.

32.4 Tax for an inclusive and solidary Argentina (“PAIS”)

A 30% tax is established for a five tax-year term on transactions related to the acquisition of foreign currency.

The tax amount may not be computed as payment on account of any taxes and reaches the following operations: (i) purchases of foreign currency bills for hoarding; (ii) foreign currency exchange transactions to be used for payments related to acquisitions of goods or service provisions made abroad, whichever the payment method used to settle them; (iii) acquisition of services abroad through Argentine travel and tourism agencies; (iv) acquisition of passenger transportation services abroad.

32.5 Export duties

The Executive branch is empowered to increase export duties: (i) 15% in the case of goods exports not subject to export duties or which were subject to a 0% rate as of September 2, 2018.

Before approving Law No. 27,541, the federal government published Presidential Decree No. 37/2019 (Official Gazette dated December 14, 2019), in which the 4 ARS/US cap established by the previous administration in 2018, was suppressed.

32.6 Energy system

The law empowers the executive Branch to:

(i)

Maintain electric power and natural gas rates under federal jurisdiction and initiate a comprehensive review of current rates, or to initiate an extraordinary review as from the effective date of this law and for a 180-day maximum term, in an aim to reduce the actual rate burden borne by households, stores and industries in 2020. Moreover, provinces are also invited to adhere to these policies to maintain the rate charts and to renegotiate or perform an extraordinary review of provincial rates.

(ii)	Carry out a state-mandated audit at the ENRE (Argentine energy regulatory agency) and the ENARGAS (Argentine gas regulatory agency) for a term of one (1) year.

In exercise of its delegated powers, the government announced the suspension of any adjustment in connection with electric power and gas rates for a 180 day-term established by the law.

In line with the abovementioned energy rate adjustments, the government also requested YPF’s (Yacimientos Petrolíferos Fiscales, the largest Oil & Gas Company in Argentina) to maintain fuel prices without any adjustments. The other oil companies including Vista, initially agreed not to adjust their prices if YPF does not, either.

B- Mexico

On January 1, 2019, the Mexican government eliminated the right to offset any tax credit against any payable tax (general offset or compensation universal). As of such date, the right to offset any tax credit will be against taxes of the same nature and payable by the same person (not being able to offset tax credits against taxes payable by third parties). Additionally, by Executive Decree, certain tax benefits related to the value-added tax and income tax were provided to businesses located in the northern border of Mexico.

32.7 Value-added tax

A procedure is established for the reimbursement of tax credits originated in investments in property, plant and equipment, which, after 6 months as from their assessment, have not been absorbed by tax debits generated by the activity.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

32.8 Fuel tax

Certain modifications are introduced to the fuel tax, incorporating a tax on the emission of carbon dioxide. The reform simplifies the fuel taxation structure, keeping the same tax burden effective prior to the reform.

32.9 Income tax

Additionally, on October 30, 2019, the Mexican government approved fiscal reform 2020, which is effective as of January 1, 2010, among other aspects this reform includes:

The reform established a limitation on the deduction of the net interest for the year, equivalent to the amount resulting from multiplying the taxpayer’s adjusted fiscal profit by 30%. There is an exception with a limit of 20 million Mexican pesos for deductible interest at the group level in Mexico.

The Fiscal Code of the Federation (“CFF”) was modified to add new circumstances to attribute joint and several liability to partners, shareholders, directors, managers or any other responsible for the administration of the business. These new circumstances are applicable when operating with companies or individuals included in the black list of taxpayers who issue electronic invoices considered non-existent operations due to lack of assets, personnel, infrastructure or material capacity; or when it is considered that it is not in the Federal Taxpayers Registry (“RFC”) or when there is a change of fiscal address without having submitted the corresponding notification to the tax authorities in due time.

Likewise, the Management evaluated the impact of the reform on the financial statements as of December 31, 2019 and concluded that there are no significant impacts on it.

Note 33. Share-based payments

On March 22, 2018 the Shareholders of the Company authorized the existence of a LTIP to retain key employees and vested the Board of Directors with authority to administer such plan. On the same Shareholder’s Meeting the Shareholders resolved to reserve 8,750,000 out of 100,000,000 Series A shares issued in December 18, 2017 to be used thereunder.

As per the LTIP approved by the Board, such plan started on April 4, 2018. As part of the LTIP the Company will enter into the Administrative Trust to deposit the Series A shares to be used thereunder. The plan has the following benefits paid to certain executives and employees that are considered share-based payments:

33.1 Stock Options (Equity Settled)

The stock option gives the participant the right to buy a quantity of shares over certain period of time at a defined strike price. Stock options will be vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date to which the stock options are provided to the participants. Stock Options are exercisable up to 5 years from the date they are granted. The plan establishes that the number of options to be granted will be determined using a Black & Sholes Model.

33.1.1 Movements during the year of Series A shares

The following table illustrates the number of rights to buy and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year:

	For the year ended December 31, 2019		For the year ended December 31, 2018
	Number of rights to buy	WAEP	Number of rights to buy	WAEP
Outstanding as of beginning of the year	1,330,541	10.0	—	—
Granted during the year	2,704,003	6.7	1,330,541	10.0
Cancelled during the year	(40,540)	10.0	—	—

At the end of the year	3,994,004	7.8	1,330,541	10.0

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table list the inputs to the models used for the plan for the year:

	2019	2018
Dividend yield (%)	0.0%	0.0%
Expected volatility (%)	40%	40%
Risk–free interest rate (%)	2.5%	1.5%
Expected life of share options (years)	5	5
Weighted average exercise price (US)	6.7	10.0
Model used	Black-Scholes-Merton	Black-Scholes-Merton

The expected life of the stock options is based on historical data and current expectations and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

The weighted average fair value of options granted during the year ended December 31, 2019 and 2018 was 2.6 and 3.7, respectively.

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares that will be deposited in the Administrative Trust and the price per share.

For the year ended December 31, 2019 and 2018 the compensation expense recorded in the consolidated statement of operations amounted to 3,529 and 1,238, respectively.

33.2 Restricted Stock (Equity Settled)

One or more shares that are given to the participants of the plan for free or a minimum value once the conditions are achieved. Restricted Stock is vested as follows: (i) 33% the first year; (ii) 33% the second year; and (iii) 34% the third year with respect to the date to which the Restricted Stock are granted to the participants.

33.2.1 Movements during the year

The following table illustrates the number and WAEP of, and movements share during the year:

	For the year ended December 31, 2019		For the year ended December 31, 2018
	Number of Series A shares	WAEP	Number of Series A shares	WAEP
Outstanding as of beginning of year	854,750	10.0	—	—
Granted during the period/year	1,356,762	6.7	854,750	10.0
Cancelled during the year	(4,500)	10.0	—	—

At the end of the year	2,207,012	7.8	854,750	10.0

In accordance with IFRS 2, the share purchase plans are classified as equity-settled transactions on the grant date. This valuation is the result of multiplying the total number of Series A shares that will be deposited in the Administrative Trust and the price per share.

For the year ended December 31, 2019 and 2018, the compensation expense recorded in the consolidated statement of profit or loss and other comprehensive income amounted to 7,126 and 2,783, respectively. The restricted Series A shares issued in the exercise are revealed in Note 20.

All shares are considered outstanding for both basic and diluted (loss) earnings per share purposes, since the shares are entitled to dividend if and when declared by the Company.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 34. Supplementary information on oil and gas activities (unaudited)

The following information on oil and gas activities has been prepared in accordance with the methodology prescribed by ASC No. 932 “Extractive Activities—Oil and Gas”, as amended by ASU 2010—03 “Oil and Gas Reserves, Estimation and Disclosures”, issued by Financial Accounting Standard Board (“FASB”) in January 2010 in order to align the current estimation and disclosure requirements with the requirements set in the Security and Exchange Commission (“SEC”) final rules and interpretations, published on December 31, 2008. This information includes the Company’s oil and gas production activities carried out in Argentina and Mexico.

Costs incurred

The following table presents those costs capitalized as well as expensed that were incurred during the year ended December 31, 2019 and for the period from April 4 to December 31, 2018. The acquisition of properties includes the cost of acquisition of proved or unproved oil and gas properties. Exploration costs include costs necessary for retaining undeveloped properties, seismic acquisition cost, seismic data interpretation, geological modeling, exploration well drilling costs and testing of drilled wells. Development costs include drilling costs and equipment for development wells, the construction of facilities for extraction, treatment and storage of hydrocarbons and all necessary costs to maintain facilities for the existing developed technical volumes.

	For the year ended December 31, 2019
	Argentina	Mexico
Acquisition of properties
Proved	—	—
Unproved	—	278

Total property acquisition	—	278

Exploration	(9)	(667)
Development	(146,935)	(601)

Total costs incurred	(146,944)	(990)

	For the period from April 4 to December 31, 2018
	Argentina	Mexico
Acquisition of properties
Proved	(555,944)	—
Unproved	—	(29,681)
Total property acquisition	(555,944)	(29,681)
Exploration	(637)	—
Development	(131,080)	—

Total costs incurred	(687,661)	(29,681)

There are no Vista’s share in equity method investment’s costs incurred during the periods/years above mentioned.

Capitalized cost

The following table presents the capitalized costs as of December 31, 2019 and 2018, for proved and unproved oil and gas properties, and the related accumulated depreciation as of those dates.

	As of December 31, 2019
	Argentina	Mexico
Proved properties (1)
Machinery, installations and software licenses	29,757	40
Oil and gas properties and wells	1,040,250	—
Work in progress	74,924	601
Unproved properties	—	29,403

Gross capitalized costs	1,144,931	30,044

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of December 31, 2019
Accumulated depreciation	(222,847)	(3)

Total net capitalized costs	922,084	30,041

	As of December 31, 2018
	Argentina	Mexico
Proved properties (1)
Machinery, installations and software licenses	20,602	—
Oil and gas properties and wells	804,752	—
Work in progress	77,536	—
Unproved properties	13,157	29,681

Gross capitalized costs	916,047	29,681
Accumulated depreciation	(74,413)	—

Total net capitalized costs	841,634	29,681

(1)	Includes capitalized amounts related to assets retirement obligations and impairment loss / recovery.

There are no Vista’s share in equity method investment’s capitalized costs during the periods/years above mentioned.

Results of operations

The breakdown of results of the operations shown below summarizes revenues and expenses directly associated with oil and gas producing activities for the year ended December 31, 2019 and for the periods from April 4 to December 31, 2018. Income tax for the periods presented was calculated utilizing the statutory tax rates.

	For the year ended December 31, 2019	For the period from April 4 to December 31, 2018
Revenue from contract with customers	415,976	331,336

Revenue and other income	415,976	331,336
Production costs, excluding depreciation
Operating costs and others	(114,431)	(86,245)
Royalties	(61,008)	(50,323)

Total production costs	(175,439)	(136,568)
Exploration expenses	(676)	(637)
Accretion expenses	(1,723)	(897)
Depreciation, depletion and amortization	(153,001)	(74,772)

Results of operations before income tax	85,137	118,462
Income tax	(25,541)	(35,539)

Results of oil and gas operations	59,596	82,923

There is no Vista’s share in equity method investee’s results of operations during the periods/year abovementioned.

Estimated oil and gas reserves

Before April 4, 2018 Vista had no ownership in the oil and gas fields that are subject of this information. Proved reserves as of December 31, 2018, are Vista’s net proved reserves. Proved reserves as of December 31, 2019, are Vista’s net proved reserves audited by DeGolyer and MacNaughton.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible, from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations, prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. In some cases, substantial investments in new wells and related facilities may be required to recover proved reserves.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The Company believes that its estimates of remaining proved recoverable oil and gas reserve volumes are reasonable and such estimates have been prepared in accordance with the SEC rules and ASC 932, as amended. Accordingly, crude oil prices used to determine proved reserves were the average price during the 12-month period prior to the ending date of December 31, 2018, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such periods. Additionally, since there are no benchmark market natural gas prices available in Argentina, Vista used average realized gas prices during the year to determine its gas reserves.

The Company’s proved reserves and technical volumes estimation as of December 31, 2018 was audited by Gaffney, Cline & Associates. Gaffney, Cline & Associates, while the Company’s proved reserves as of December 31, 2019 was audited by DeGolyer and MacNaughton. The independent audit covered 100% of the estimated reserves located in areas operated and non-operated by the Company. Gaffney, Cline & Associates and DeGolyer and MacNaughton audited the proved oil and natural gas reserve estimates in accordance with Rule 4-10 of Regulation S-X, promulgated by the SEC, and in accordance with the oil and gas reserves disclosure provisions of ASC Topic 932 of the FASB. We provided all information required during the course of the audit process to Gaffney, Cline & Associates, DeGolyer and Mac Naughton satisfaction. Royalties payable to Provinces have not been deducted from reported proved reserves/technical volumes. Gas includes Gas Sales and Consumption.

Hydrocarbon liquid volumes represent crude oil, condensate, gasoline and LPG to be recovered in field separation and plant processing and are reported in millions of stock tank barrels (MMBbl). Natural gas volumes represent expected gas sales and field’s fuel usage and are reported in billion (109) standard cubic feet (Bcf) at standard condition of 14.7 psia and 60°F. Gas volumes results from field separation and processing, being reduced by injection, flare and shrinkage, and include the volume of gas consumed at the field for production operations.

The following tables sets forth the estimated oil (including crude oil, condensate and natural gas liquids) and natural gas proved reserves and technical volumes as of December 31, 2019 and 2018 to the working interest of Vista in the concessions:

	Proved Reserves as of December 31, 2019
Argentina	Crude oil, condensate and natural gas liquids	Natural Gas	Natural Gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	30.2	108.0	19.2
PROVED Undeveloped	40.6	64.0	11.4

Total proved reserves (developed and undeveloped)	70.8	172.0	30.6

	Proved Reserves as of December 31, 2019
Mexico	Crude oil, condensate and natural gas liquids	Natural Gas	Natural Gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	0.1	0.7	0.2
PROVED Undeveloped	0.1	0.1	0.0

Total proved reserves (developed and undeveloped)	0.2	0.8	0.2

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	Proved Reserves as of December 31, 2018
Argentina	Crude oil, condensate and natural gas liquids	Natural Gas	Natural Gas
Reserves Category	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
PROVED Developed	27.1	103.4	18.4
PROVED Undeveloped	7.1	28.2	5.0

Total proved reserves (developed and undeveloped)	34.2	131.6	23.4

The following table sets forth the reconciliation of the Company’s reserves data between December 31, 2018 and December 31, 2019:

Argentina	Crude oil, condensate and natural gas liquids	Natural Gas (5)	Natural Gas
	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	34.2	131.6	23.4
Increase (decrease) attributable to:
Revisions of previous estimates (1)	2.4	17.8	3.2
Extension and discoveries (2)	41.0	43.0	7.6
Purchases of proved reserves in place (3)	—	—	—
Production for the year (4)	(6.8)	(20.4)	(3.6)

Reserves as of December 31, 2019	70.8	172.0	30.6

(1)	Revisions of previous estimates are mainly driven by a revision of the decline curve of proved developed reserves in Entre Lomas, Jagüel de los Machos and 25 de mayo-Medanito.
(2)	Includes addition of unconventional Bajada del Palo Oeste in Vaca Muerta.
(3)	Without changes.
(4)	Considers Vista Argentina production at WI, except for Aguila Mora production (oil production of 35 bbl./d).
(5)	Natural gas consumption represented 30.1% of consumption plus natural gas sale reported reserves volumes as of December 31, 2018, and 14.1% as of December 31, 2019.

Mexico	Crude oil, condensate and natural gas liquids	Natural Gas	Natural Gas
	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of December 31, 2018	—	—	—
Increase (decrease) attributable to:
Revisions of previous estimates	—	—	—
Extension and discoveries	0.2	0.8	0.2
Purchases of proved reserves in place	—	—	—
Production for the year	—	—	—

Reserves as of December 31, 2019	0.2	0.8	0.2

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

The following table sets forth the reconciliation of the Company’s reserves data between April 4, 2018 and December 31, 2018:

Argentina	Crude oil, condensate and natural gas liquids	Natural Gas	Natural Gas
	(millions of barrels)	(billion cubic feet)	(millions of barrels of oil equivalent)
Proved reserves (developed and undeveloped)
Reserves as of April 4, 2018	—	—	—
Increase (decrease) attributable to:
Revisions of previous estimates (1)	(0.6)	—	1.4
Extension and discoveries (2)	4.0	—	6.1
Purchases of proved reserves in place (3)	35.6	151.6	19.5
Production for the year	(4.8)	(20.0)	(3.6)

Reserves as of December 31, 2018	34.2	131.6	23.4

(1)

Revisions of previous estimates are mainly driven by a reduction of well performance of proved undeveloped oil-prone wells, and an increase of well performance of proved undeveloped gas-prone wells in Entre Lomas and Agua Amarga blocks.

(2)

Includes proved reserves from developments in unconventional concessions CASO and the unconventional development in BDPO. Includes conventional natural gas reserves in Lotena formation in BDPO. Extensions include BDPO and Bajada del Palo Este (“BDPE”) concession extension additional reserves of Crude oil, condensate and natural gas from September 2025 to November 2053.

(3)

Includes proved reserves from purchases of additional working interest in Agua Amarga concession (Charco del Palenque and Jarrilla Quemada fields), Bajada del Palo (subsequently in November 2018 splitted into two concessions BDPO and BDPE), and Entre Lomas (Rio Negro and Neuquen concession), 55% interest in CAN, and 1.5% in Acambuco field

Standardized measure of discounted future net cash flows

The following table discloses estimated future cash flows from future production of proved developed and undeveloped reserves of crude oil, condensate, natural gas liquids and natural gas. As prescribed by SEC Modernization of Oil and Gas Reporting rules and ASC 932 of the FASB Accounting Standards Codification (“ASC”) relating to Extractive Activities—Oil and Gas (formerly SFAS No. 69 Disclosures about Oil and Gas Producing Activities), such future net cash flows were estimated using the twelve-month average of the first-day-of-the-month reference prices as adjusted for location and quality differentials and using a 10% annual discount factor. Future development and abandonment costs include estimated drilling costs, development and exploitation installations and abandonment costs. These future development costs were estimated based on evaluations made by Vista. The future income tax was calculated by applying the statutory tax rates in effect in Argentina in each period.

This standardized measure is not intended to be and should not be interpreted as an estimate of the market value of the Company’s reserves. The purpose of this information is to give standardized data to help the users of the financial statements to compare different companies and make certain projections. It is important to point out that this information does not include, among other items, the effect of future changes in prices costs and tax rates, which past experience indicates that are likely to occur, as well as the effect of future cash flows from reserves which have not yet been classified as proved reserves, of a discount factor more representative of the value of money over the lapse of time and of the risks inherent to the production of oil and gas. These future changes may have a significant impact on the future net cash flows disclosed bellow. For all these reasons, this information does not necessarily indicate the perception the Company has on the discounted future net cash flows from the reserve of hydrocarbons.

	As of December 31, 2019	As of December 31, 2018
Future cash inflows	4,457	2,714
Future production costs	(1,927)	(1,338)
Future development and abandonment costs	(748)	(258)
Future income tax	(410)	(267)

Undiscounted future net cash flows	1,372	851
10% annual discount	(597)	(243)

Standardized measure of discounted future net cash flows	775	608

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Changes in the standardized measure of discounted future net cash flows

The following table discloses the changes in the standardized measure of discounted future net cash flows for the year ended December 31, 2019 and for the period from April 4 to December 31, 2018:

	For the year ended December 31, 2019	For the period from April 4, 2018 to December 31, 2018
Standardized measure of discounted future net cash flows at beginning of year	608	124
Net change in sales prices and production costs related to future production (1)	(103)	188
Net change in estimated future development costs (2)	(525)	(145)
Net change due to revisions in quantity estimates (3)	(1)	35
Net change due to extensions, discoveries and improved	306	16
recovery (4)
Accretion of discount	352	14
Net Change due to purchases and sales of minerals in place (5)	—	385
Other	58	16
Sales of crude oil, NGLs and natural gas produced, net of production costs	6	(67)
Previously estimated development costs incurred	151	99
Net change in income tax (6)	(77)	(57)

Change in Standardized measure of discounted future net cash flows of the year	167	484

Standardized measure of discounted future net cash flows at end of year	775	608

(1)

Mainly driven by a decrease in prevailing oil prices from 65.40 US/bbl. by December 31, 2018 to 55.86 US/bbl. by December 2019 partially offset by a reduction in average production costs of 25.1% . Mainly driven by an increase in prevailing oil prices from 54.55 US/bbl. by April 4, 2018 to 65.40 US$/bbl. by December 31, 2018 and a reduction in production costs. During such period, there was a reduction in the average production costs of 22.2% .

(2)

Due to incorporation of a development plan for unconventional developed reserves BDPO. Due to an increase in future activity Charco del Palenque (addition of two new locations), Entre Lomas Río Negro (recategorization of two probable gas workovers to prove developed) and BDPO targeting Vaca Muerta formation (start of development) for the period from April 4 to December 31, 2018.

(3)

Due to a decrease in proved undeveloped conventional reserves compensated by an increase in proved developed reserves from December 31, 2018 to December 31, 2019. Due to an increase in conventional reserves in Bajada del Palo for the period from April 4 to December 31, 2018.

(4)

Due to the unconventional development in BDPO in 2019, where 8 wells were completed and put into production during the year 2019, that enabled the certification of proved reserves. Due to the initiation of the development of Vaca Muerta formation in BDPO and the extension of the concession.

(5)

Without acquisitions for the period from December 31, 2018 to December 31, 2019. Due to the acquisition of: APCO, the non-controlling interest in PELSA, and Medanito-25 de Mayo and Jagüel de los Machos for the period from April 4 to December 31, 2018.

(6)

Due to an increase of the expected cash inflows for the period from December 31, 2018 to December 31, 2019. Due to a change in income tax rate which was introduced by the above-mentioned tax reform and a reduction of expected cash inflows for the period from December 31, 2018 to December 31, 2019. Due to an increase of the expected cash inflows for the period from April 4 to December 31, 2018.

Note 35. Events after the reporting period

The Company has evaluated subsequent events as of December 31, 2019 to assess the need for potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events until March 11, 2020, the date these financial statements were available to be issued.

•	On January 15, 2020, Vista Argentina signed a loan agreement with Banco Macro for an amount of 30,000 with an annual interest rate of 5.25%, and expiration date as of July 15, 2020.

•

On January 16, 2020, the National Hydrocarbons Commission (“CNH”) notified the authorization of the transfer of control of block CS-01 in favor of Vista Oil & Gas Holding II S.A. de C.V. Consequently, the Company will operate this block once the administrative matters with CNH are complete.

•	On January 21, 2020, Vista Argentina paid the first capital quote of the Syndicated Term Loan for the amount of 15,000, together with the third payment of interest for the amount of 11,190.

VISTA OIL & GAS, S.A.B. DE C.V.

Notes to the consolidated financial statements as of December 31, 2019 and 2018 and for the years ended December 31, 2019 and 2018.

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

•

On February 21, 2020, Vista Argentina, under the Notes Program mentioned in Note 16, issued a simple nonconvertible debt security (“ON III”), for an aggregate principal amount of 50,000, with the annual interest rate 3.5%, and expiration date as of February 21, 2024.

•

On February 26, 2020, the Company announced that its Board of Directors approved changes to the participation of the Company in the capital structure of Aleph. The Company has reached an agreement with affiliates of Riverstone and Southern Cross Group (the “Financial Sponsors”) to purchase all of the issued and outstanding equity interests of each of the Financial Sponsors in Aleph, at an aggregate purchase price of 37,500 (equivalent to the entire equity effectively contributed to Aleph Midstream by the Financial Sponsors). For more details, please refer to Note 27.

•

At the date of issuance of these consolidated financial statements, the international price of Brent has suffered a significant decrease compared to December 31, 2019 as a result of macroeconomic and market factors. Through of the recent nature of this situation, the Company will continue to be monitoring the impact that this situation could have on its next financial statements.

There are no other events or operations that occurred between the closing date of the period and the date of issuance of the consolidated financial statements that could significantly affect the equity situation or the Company’s results as of the closing date.